Form 20-F
period 2022-12-31
Venator Materials PLC
filed 2023-02-21
CIK 1705682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

As of December 31, 2022, the registrant had outstanding 108,049,979 ordinary shares, $0.001 par value per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive--based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

VENATOR MATERIALS PLC AND SUBSIDIARIES
2022 ANNUAL REPORT ON FORM 20-F

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

NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information set forth in this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 (the "Exchange Act"). All statements other than historical or current factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, margins, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other projected financial measures; management’s plans and strategies for future operations, including statements relating to anticipated operating performance and improvements, cost reductions, construction cost estimates, restructuring activities and costs associated with site closures, new product and service developments, competitive strengths or market position, acquisitions, divestitures, spin-offs, or other distributions, strategic opportunities, securities offerings, share repurchases, dividends and executive compensation; our ability to explore and execute on strategic alternatives, including by raising additional equity capital or debt, by reducing or delaying our business activities, by initiating reductions in force, by selling assets, by restructuring, refinancing, purchasing, repaying or otherwise retiring our outstanding debt; our ability to remain compliant with all covenants in our debt agreements; the volatility in the price of our ordinary shares, including as a result of us exploring strategic alternatives; growth, declines and other trends in markets we sell into; new or modified accounting pronouncements, laws and regulations, including increased manufacturing, labeling and waste disposal regulations, the classification of TiO2 as a carcinogen in the European Union and climate change regulation; legal proceedings, environmental, health and safety ("EHS") matters, tax audits and assessments and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions and our ability to engage with shareholders and debtholders with respect to our capital structure or access capital markets on favorable terms or at all; the timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "may," "will," "should," "anticipates," "estimates" or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.
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
Risks Related to the Economy
•Our industry is affected by global economic factors, including risks associated with volatile economic conditions.
•The market for many of our TiO2 products is cyclical and volatile, and we may experience depressed market conditions for such products.
•Price inflation for materials, labor, and services, further exacerbated by volatility in energy and commodity markets by the war in Ukraine, could adversely affect our business, results of operations and financial condition.
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
Risks Related to our Liquidity and Capital Resources
•We may not have sufficient liquidity to sustain operations and to continue as a going concern.
•We may not be able to raise additional capital in the future on favorable terms or at all.
•If we are unable to generate sufficient cash flow from our operations, our business, financial condition and results of operations may be materially and adversely affected.
•Our customers, prospective customers, suppliers or other companies with whom we conduct business may require modifications in our arrangements which could impact our liquidity.

Risks Related to our Manufacturing Operations and Suppliers
•Significant price increases in raw materials, energy or shipping, or interruptions in supply, have and may continue to result in increased costs that we may be unable to pass on to our customers.
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
•Classification of our products as a carcinogenic, mutagenic or reprotoxic chemical, or any increased regulatory scrutiny, could decrease demand for our products and subject us to manufacturing, labeling, transportation and waste disposal regulations and result in unanticipated costs.
•Our products, raw materials and operations are subject to chemical control laws in countries in which they are manufactured, transported or sold.
•Our operations are increasingly subject to climate change regulations that seek to reduce emissions of greenhouse gases (“GHGs”).
Risks Related to Announced Transactions, Restructuring and Cost Reduction Programs
•The proposed sale of our iron oxides business is contingent upon the satisfaction of a number of conditions.
•If we are unable to successfully implement our cost reduction programs, we may not realize the benefits we anticipate from such programs or may incur additional and/or unexpected costs in order to realize them.
•Costs from current and future restructuring programs and site closures may exceed our estimates.
•Our aspirations, goals, and initiatives related to sustainability, and our public statements and disclosures regarding them, may expose us to risk.
Risks Related to our Human Capital
•Certain of our pension and postretirement benefit plan obligations are currently unfunded or underfunded, and under certain circumstances we may have to significantly increase the level of cash funding to some or all of these plans.
•Our flexibility in managing our labor force may be adversely affected by existing or new labor and employment laws and policies in the jurisdictions in which we operate.
Risks Related to our International Operations, Regulations, Taxation and Foreign Currency
•Our results of operations may be adversely affected by fluctuations in currency exchange rates and tax rates and changes in tax laws in the jurisdictions in which we operate.
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

•Conflicts, military actions, terrorist attacks, public health crises, cyber-attacks and general instability, particularly in certain energy-producing nations, along with increased security regulations related to our industry, could adversely affect our business.
Risks Related to Our Relationship with SK Capital Partners, L.P. ("SK Capital")
•SK Capital owns just under 40% of our ordinary shares, with an option to acquire an additional 9%, and its interests may conflict with yours.
•Certain members of our board of directors (our “Board”) may have actual or potential conflicts of interest because of their association with SK Capital.
Risks Related to Our Relationship with Huntsman
•We have agreed to indemnify Huntsman for certain liabilities.
•We could have significant tax liabilities for periods during which Huntsman operated our business.
Risks Related to Our Ordinary Shares
•If we cannot regain compliance with the rules of the New York Stock Exchange (the "NYSE") pertaining to a minimum average price per share, the NYSE may delist our stock.
•A number of our shares are eligible for future sale, which may cause the market price of our ordinary shares to decline.
•The rights of our shareholders may differ from the rights typically offered to shareholders of a United States ("U.S.") corporation organized in Delaware and these differences may make our ordinary shares less attractive to investors.
•U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.
•Our business and operations could be negatively affected if we become subject to a campaign from a shareholder activist

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
Risks Related to the Economy

Our industry is affected by global economic factors, including risks associated with volatile economic conditions.

Our financial results are substantially dependent on overall economic conditions globally, and particularly those in the U.S., Europe and Asia. Volatility in global market conditions, whether it is declining economic conditions globally or in any of these locations, or robust economic conditions contributing to sudden increases in inflation, could adversely affect our businesses. We experienced global inflationary pressures during 2021 and 2022, particularly in Europe where our raw materials and energy costs have seen significant price increases. We cannot predict whether European raw material and energy costs will continue to rise or experience volatility.

During downturns and periods of volatile demand, such as we have recently experienced, our revenues are reduced, and we typically experience greater pricing pressure and shifts in product demand and mix. Greater substitution of product imports from China may also occur which further impacts demand for our products. Uncertain and volatile economic, political, public health or business conditions in any of the regions in which we operate can impact demand for our products.

Volatile global market conditions and periods of declining demand can cause material adverse changes in our results of operations and financial condition, including as described below. We have experienced or are currently experiencing many of the impacts listed below and can give no assurances as to when, or if, these conditions and impacts will improve or whether they will continue to deteriorate. The impacts include:
•a decline in demand for our products, which has an immediate impact on our revenues;
•lower utilization of our manufacturing facilities, including stopping production at certain facilities, as a result of measures taken to respond to such conditions, which results in lower fixed cost absorption;
•negative impacts on our workforce as associates respond to perceived volatility as we moderate our production facilities to line up with demand;

•potential impairment charges or changes to the useful lives of our manufacturing equipment or other long-lived assets, to the extent that any downturn indicates that the carrying amount of the asset may not be recoverable or that such assets have diminished useful lives;
•greater challenges in forecasting results of operations, making business decisions, and identifying and prioritizing business risks;
•higher financing costs which could impact our ability to invest in our business and refinance existing debt;
•changes to our credit rating as a result of our financial results which could further impact our ability to access the capital markets;
•unfavorable credit terms with suppliers as they may require shorter terms or cash up front to respond to global market volatility, our unfavorable financial results or credit ratings, or their own need to generate cash flows;
•higher raw materials, freight and energy costs as a result of global inflation, or inflation in the regions in which we operate; and
•inability to increase our pricing sufficiently to cover the increases in costs due to inflation or other factors.

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

Historically, the market for large volume TiO2 applications, including coatings, paper and plastics, has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of lower capacity utilization resulting in declining prices and margins. The volatility in this market is unpredictable and can be caused by a number of factors including changes in demand for products as a consequence of global and regional economic activity and changes in the customer’s requirements. The supply-demand balance is also impacted by capacity additions or reductions, including unplanned outages, that result in changes of utilization rates. In addition, TiO2 margins are impacted by significant changes in major input costs such as titanium bearing ores, energy and other feedstocks. Increasing costs of these inputs, particularly European energy, is currently having a material negative impact on our margins. Demand for TiO2 depends in part on the housing and construction industries. These industries are cyclical in nature and have historically been impacted by economic downturns. Relative changes in the selling prices for our products are one of the main factors that affect the level of our profitability. In addition, pricing may affect customer inventory levels as customers may from time to time accelerate purchases of TiO2 in advance of anticipated price increases or defer purchases of TiO2 in advance of anticipated price decreases.

The cyclicality and volatility of the TiO2 industry results in significant fluctuations in profits and cash flow from period to period and over industry cycles. Our ability to successfully implement price increases or to manage falling TiO2 prices depends on the current economic factors regionally and globally, including industry operating rates. The inability to successfully implement price increases or to manage falling TiO2 prices in future periods could negatively impact our business, results of operations and/or financial condition.

In addition, the demand for TiO2 and certain of our other products during a given year are subject to seasonal fluctuations. Because TiO2 is widely used in paint and other coatings and construction, demand is higher in the construction seasons of spring and summer in the Northern Hemisphere. We may also be adversely affected by anticipated or unanticipated changes in regional weather conditions. For example, poor weather conditions in a region can lead to an abbreviated construction season, which can depress consumer sales of coatings and construction products that use TiO2, which could have a negative effect on our cash position.

Price inflation for materials, labor, and services, further exacerbated by volatility in energy and commodity markets by the war in Ukraine, could adversely affect our business, results of operations and financial condition.

We have experienced considerable price inflation in costs for energy, materials, labor, and services during 2022. We may not be able to pass through inflationary cost increases and, if inflationary pressures are sustained, we may only be able to recoup a portion of our increased costs in future periods. Our ability to raise prices to reflect increased costs may also be limited by competitive conditions in the markets for our products. The war in Ukraine and prolonged geopolitical and economic conflict may continue to result in increased inflation, escalating energy and commodity prices and increasing costs of materials and services (together with shortages or inconsistent availability of materials and services), which may also have the effect of heightening many of our other risks, such as those relating to cyber security, supply chain disruption, volatility in prices and market conditions, our ability to forecast demand, and our ability to successfully implement our global business strategies, any of which could negatively affect our business, results of operations and financial condition.

The COVID-19 pandemic and related economic repercussions have created significant disruptions to the global economy and have adversely affected our business. The impacts on the global economy and our business continue and we may not be able to effectively mitigate such impacts, which could have a material adverse effect on our results of operations, financial condition and liquidity.

As a result of the COVID-19 pandemic, governmental authorities implemented and from time to time continue to implement numerous and constantly evolving measures to try to contain the virus, such as travel bans and restrictions, limits on gatherings, quarantines, shelter-in-place orders and business shutdowns. In addition, outbreaks of COVID-19 such as those that have recently occurred in China have had direct impacts on our business as the operation of our facilities and those of our suppliers and customers have been negatively impacted by a reduced workforce as COVID-19 impacted the population after long-standing lockdowns were lifted.

If governmental authorities were to impose new restrictions as a result of COVID-19 or one of its variants on our manufacturing, operations or employees, or similar limitations for our customers, partners and suppliers, this could negatively impact demand for our products or could limit our ability to meet customer demand, which could have a material adverse effect on our results of operations and financial condition. Furthermore, disruptions of transportation, such as reduced availability of shipping vessels, port closures and increased border controls or closures, could result in increased costs, or negatively impact our relationships with our existing customers.

The impacts of the COVID-19 pandemic on our supply chain and the ensuing global economic volatility increased global shipping and logistics challenges. During the pandemic, we saw constrained global supplies of ore feedstocks and other raw materials. Any future outbreak of COVID-19 or its variants and restrictions imposed in response could impact the global supply of raw materials and the availability of freight and logistics capacity, which could cause material disruptions in our raw material supply. Some of our suppliers are sole-source suppliers for which we may have no alternative source of supply. Further, if we, our suppliers or customers were unable to perform their contractual obligations due to the COVID-19 pandemic, a force majeure event could be declared, rendering us, our suppliers or our customers unable to deliver all, or a portion of, any impacted orders or other contractual arrangements. If this were to occur, we may be forced to limit production and our customers could choose to discontinue or decrease the purchase of our products as a result of these measures. Such force majeure events could have significant negative impacts on our business.

The COVID-19 pandemic resulted in an increase in remote working by our personnel and personnel of other companies, which practice was partially maintained post-pandemic. The increase in remote working results in a higher risk of cyber-attacks, data breaches or similar events, whether through our systems or those of third parties on which we rely. Further risks associated with the increase in remote working by our personnel may include a diminished ability to deter and detect any unlawful activity by our personnel, such as noncompliance with the U.S. Foreign Corrupt Practices Act ("FCPA") or the United Kingdom ("U.K.") Bribery Act.

We cannot be certain that the measures we took to mitigate the economic impact of COVID-19 will not have unintended consequences. For example, in response to the financial impact of COVID-19, we reduced our capital expenditures. Part of our capital expenditures are used on facility upgrades and maintenance, including EHS maintenance. While we continue to fund capital expenditures for essential maintenance and safety measures, the reduction in capital expenditures on other items during this period could potentially result in a decrease in reliability at our manufacturing sites. Further, the deferral of maintenance projects could result in an increased capital expenditure burden in future years and result in plant reliability issues in the periods of deferral.

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

The industries in which we operate are highly competitive. Among our competitors are companies that are vertically-integrated (those that have their own raw material resources) and those who operate with a more favorable geographic footprint. Our manufacturing operations are primarily in Europe where we experience higher labor and energy costs, particularly in recent periods where the war in Ukraine drove record setting energy prices, and where there is increased regulatory scrutiny driving increases in costs such as carbon emissions credits and capital investment to make our manufacturing sites compliant with increasingly restrictive regulatory requirements. Our competitors with their own raw material resources have a competitive advantage during periods of higher or rising raw material prices and competitors with manufacturing operations outside of Europe will have cost advantages as European regulatory requirements continue to have a significantly higher cost of compliance compared to the rest of the world. In addition, some of the companies with whom we compete may be able to produce products more economically than we can, including those with manufacturing bases outside of Europe who have significantly lower energy costs. Furthermore, some of our competitors have greater financial resources and better access to capital, which may enable them to invest significant capital into their businesses, including expenditures for research and development, or debottlenecking or other capacity expansions.

The global TiO2 market is highly competitive, with the top producers accounting for a significant portion of the world’s production capacity. Competition is based on a number of factors, such as price, product quality and service. Some of our competitors may be able to drive down prices for our products if their costs are lower than our costs. In addition, our TiO2 business competes with numerous regional producers, including producers in China, who have significantly expanded their sulfate production capacity during the past several years and have continued to develop the commercial production of TiO2 via chloride technology. The risk of our customers substituting our products with those made by Chinese producers could increase as the Chinese producers improve their quality levels and increase production capacity. The occurrence of any of these events could result in reduced earnings, higher operating losses, or higher negative cash flow from operating activities.

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

Our industries and the end-use markets into which we sell our products experience periodic technological change and product improvement. We must continuously identify, develop and market innovative products or enhance existing products on a timely basis to maintain our profit margins and our competitive position. Our future growth depends on our ability to gauge the direction of commercial, technological and regulatory progress in key end-use markets and on our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. We may be unable to develop new products or technology, either alone or with third parties, or license intellectual property rights from third parties on a commercially competitive basis. If we fail to keep pace with the evolving technological innovations in our end-use markets, including with respect to innovation or the development of alternative uses for, or application of, our products, our financial condition, results of operations and liquidity could be adversely affected. We cannot predict whether technological innovations will, in the future, result in a lower demand for our products or affect the competitiveness of our business. We may be required to invest significant resources to adapt to changing technologies, markets, competitive environments and laws and regulations. We cannot anticipate market acceptance of new products or future products. In addition, we may not achieve the expected benefits associated with new products or technologies developed to meet new laws or regulations if the implementation of such laws or regulations is delayed or accelerated.

Our business is dependent on our intellectual property. If we are unable to enforce our intellectual property rights and prevent use of our intellectual property by third parties, our ability to compete may be adversely affected. Further, third parties may claim that we infringe on their intellectual property rights, and resulting litigation may be costly.

Protection of our proprietary processes, apparatuses and other technology is important to our business. We rely on patent protection, as well as a combination of copyright and trade secret laws to protect and prevent others from duplicating our proprietary processes, apparatuses and technology. While a presumption of validity generally exists with respect to patents issued, there can be no assurance that our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Such means may afford only limited protection of our intellectual property and may not (i) prevent our competitors from duplicating our processes or technology; (ii) prevent our competitors from gaining access to our proprietary information and technology; or (iii) permit us to gain or maintain a competitive advantage. In addition, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

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

Our commercial success will also depend in part on not infringing, misappropriating or violating the intellectual property rights of others. From time to time, we may be subject to legal proceedings and claims, including claims of alleged infringement of trademarks, copyrights, patents and other intellectual property rights held by third parties. We may not be aware of whether our products do or will infringe existing or future patents or the intellectual property rights of others. Any litigation in this regard, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources as well as harm to our reputation, any of which could adversely affect our business, financial condition and results of operations. If the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark, technology or design and/or pay significant damages unless we enter into royalty or licensing arrangements with the prevailing party or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We have already obtained licenses that give us rights to third-party intellectual property that is necessary or useful to our business. Further, any such license agreement would impose various royalty and other obligations on us. In addition, any payments we are required to make and any injunction we are required to comply with as a result of such infringement could harm our reputation and financial results.

Risks Related to our Liquidity and Capital Resources

As a result of a history of operating losses and negative cash flows, together with other factors, including the effect on our ability to borrow and events of default under our credit agreements as a result of the failure to deliver an unqualified opinion (including not containing an explanatory paragraph regarding going concern) with respect to our 2022 audited financial statements, we may not have sufficient liquidity to sustain operations and to continue as a going concern.

As described further under Item 5. “Operating and Financial Review and Prospects -Liquidity and Capital Resources-Liquidity and Going Concern”, which disclosure is incorporated into this risk factor, several conditions and events, including operating losses and negative cash flows, raise substantial doubt about our ability to continue as a going concern and accordingly, the Independent Auditors Report in our 2022 audited financial statements includes an explanatory paragraph regarding going concern.

As of December 31, 2022, we had $1,040 million in debt outstanding comprised of $353 million under our Term Loan Facility due 2024, $219 million under our 9.5% Senior Secured Notes due 2025, $373 million under our 5.75% Senior Unsecured Notes due 2025, $80 million due under our ABL facility and $15 million of other debt primarily consisting of insurance premium financing. Our ABL facility had $162 million of available borrowing capacity at December 31, 2022. The available borrowing capacity has decreased to approximately $37 million as of February 17, 2023 and we are unable to utilize the majority of this available liquidity due to a cash dominion minimum availability requirement if availability falls below 10% of the aggregate principal amount of our facility. Furthermore, failure to deliver an unqualified opinion (including not containing an explanatory paragraph regarding going concern) to the lenders under our Term Loan Facility and ABL facility by March 31, 2023 will result in a “default” under the terms of the agreements governing the Term Loan Facility and the ABL facility. A failure to timely cure such defaults, which cure may be required as early as April 30, 2023, will constitute an “event of default” under the terms of the agreements governing the Term Loan Facility and the ABL facility. Upon an event of default, the lenders under our Term Loan Facility and ABL facility can accelerate the repayment of the outstanding borrowings under our facilities and exercise other rights and remedies that they have under applicable laws. In addition, an acceleration of indebtedness in an amount greater than $50 million under our Term Loan Facility or ABL facility that remains uncured for 30 days will constitute an event of default under our 9.5% Senior Secured Notes due 2025 and our 5.75% Senior Unsecured Notes due 2025. We may seek a waiver of the requirement to deliver an unqualified opinion (including not containing an explanatory paragraph regarding going concern) from the lenders under the Term Loan Facility and the ABL facility. However, we can provide no assurance that, if sought, a waiver of this requirement will be granted. As a result of the foregoing likely events of default, all of our debt has been classified as current on our consolidated balance sheet for the year ended December 31, 2022.

If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all, which could have a material adverse effect on our business, results of operations and financial condition and could impact our ability to continue as a going concern. See “Risk Factors -We may not be able to raise additional capital in the future on favorable terms or at all, which could materially adversely affect our financial condition and results of operations including our inability to continue as a going concern.” Even if our creditors do not exercise all rights and remedies available to them in an event of default, such an event of default could cause a significant decline in the value of our ordinary shares. The inclusion of the explanatory language around going concern in our 2022 consolidated financial statements, any event of default under the agreements governing our indebtedness and any strategic transactions that we undertake to improve our liquidity position could also have an adverse impact on our reputation and relationship with third parties with whom we do business, including our customers, vendors and employees.

If we are not able to timely, successfully or efficiently implement the strategies that we are pursuing to improve our operating performance and financial position, obtain alternative sources of capital or otherwise meet our liquidity needs, we may need to voluntarily seek protection under applicable bankruptcy or insolvency laws, including Chapter 11 of the U.S. Bankruptcy Code. Holders of our ordinary shares may not receive any value or payments in a restructuring or similar scenario.

We may not be able to raise additional capital in the future on favorable terms or at all, which could materially adversely affect our financial condition and results of operations. including our inability to continue as a going concern.

Our TiO2 business is capital intensive, and our success depends to a significant degree on our ability to develop and market innovative products and to maintain and update our facilities and process technology.

Our capital requirements will depend on many factors, including acceptance of, and demand for, our products, the extent to which we invest in new technology and research and development projects, and the status and timing of these developments. As noted elsewhere in this Form 20-F, we are conducting a strategic review of our business and plan to strengthen our liquidity position and engage shareholders and debtholders with respect to our capital structure. In connection with this strategic review, we are exploring options to refinance our existing indebtedness, including restructuring our existing capital and bringing on new sources of capital. There is no assurance, however, that such efforts will result in a refinancing or restructuring on acceptable terms, if at all. Obtaining such financing is more challenging under current market conditions. Disruptions in the capital and credit markets, including the increases in interest rates by the U.S. Federal Reserve to counteract inflation, as well as other factors, have caused some lenders to increase interest rates, enact tighter lending standards which we may not satisfy as a result of our debt level or otherwise, refuse to refinance existing debt at maturity on favorable terms, or at all, and in certain instances have reduced or ceased to provide funding to borrowers.

The credit rating agencies periodically review our ratings, considering factors such as our capital structure, earnings profile, and the condition of our industry and the credit markets generally. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization. We expect that the credit agencies will further reduce our credit ratings following the issuance of an audit opinion with an explanatory paragraph regarding going concern with respect to our 2022 audited financial statements. We expect that a drop in our credit ratings, such as that which occurred during the first quarter of 2023 and which we expect to occur again in the near future, will adversely impact our business, cash flows, results of operations, financial condition, liquidity and our ability to obtain additional financing or to refinance our debt.

In addition, alternative sources of capital, if available at all, could involve the issuance of debt or equity on unfavorable terms or that would result in significant dilution. For example, we may, at any time and from time to time, seek to purchase, repay, exchange or otherwise retire our outstanding debt in open market transactions, privately negotiated transactions, tender offers, exchange offers, pursuant to the terms of our outstanding debt, by restructuring our existing debt or otherwise. We may incur additional financing to fund such transactions or otherwise, which could include substantial additional debt (including secured debt) or equity or equity-linked financing. Although the terms of the agreements governing existing debt restrict our ability to incur additional debt (including secured debt), such restrictions are subject to several exceptions and qualifications and such restrictions and qualifications may be waived or amended, and debt (including secured debt) incurred in compliance with such restrictions and qualifications (as they may be waived or amended) may be substantial. The number of our ordinary shares or securities convertible into our ordinary shares that may be issued in connection with such transactions may be material and our shareholders could suffer significant dilution and economic loss, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our current equity securities. Such transactions, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements and cash position, contractual restrictions, trading prices of debt from time to time and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. In addition, we may choose or need to obtain alternative sources of capital, otherwise meet our liquidity needs and/or restructure our existing indebtedness through the protections available under applicable bankruptcy or insolvency laws, including Chapter 11 of the U.S. Bankruptcy Code. Holders of our ordinary shares may not receive any value or payments in a restructuring or similar scenario.

If we are unable to generate sufficient cash flow from our operations, our business, financial condition and results of operations may be materially and adversely affected.

We are responsible for obtaining and maintaining sufficient working capital, funding our capital expenditure requirements and servicing our own debt. There is substantial doubt about our ability to continue as a going concern and our ability to generate sufficient funds from operations to service our debt and meet our business needs, such as funding working capital, pension obligations, capital expenditures, restructuring activities or the transfer of our existing manufacturing operations to other parts of our business. Our ability to generate cash is subject in part to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash and repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including entering into unfavorable financing arrangements, selling profitable parts of our business, which may disrupt long-term strategic plans, or initiate legal restructuring proceedings.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may require modifications in our arrangements which could impact our liquidity.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may require assurances as a condition to do business with them. These assurances may be in the form of letters of credit, financial guarantees, reduction in payment terms, or prepayments of goods or services, all of which will have a direct impact on our liquidity. Our inability to provide such assurances may result in the loss of customers or suppliers and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to our Manufacturing Operations and Suppliers

Significant price increases in raw materials, energy or shipping, or interruptions in supply, have and may continue to result in increased costs that we may be unable to pass on to our customers, which could reduce our profitability.

We incur substantial costs for raw materials, energy and shipping. These costs are subject to worldwide supply and demand as well as other factors beyond our control and we have experienced significant increases in all of these costs in recent years. Volatility in the cost for raw materials and energy have significantly affected our operating results. We purchase a substantial portion of our raw materials from third-party suppliers and the cost of these raw materials represents a substantial portion of our costs of goods sold. The prices of the raw materials that we purchase from third parties are cyclical and volatile. Our supply agreements with our TiO2 feedstock suppliers provide us limited protection against price volatility as they mostly provide for market-based pricing. Contracts have historically been multi-year volume based with negotiated or formula driven short interval pricing and we have seen the terms of these contracts become less favorable with certain suppliers in response to the volatility in the post-COVID environment. Furthermore, we anticipate that substantial doubt about our ability to continue as a going concern will further impact these contracts and our relationships with these suppliers. To the extent we do not have fixed price contracts with respect to specific raw materials, we have no control over the costs of raw materials and such costs may fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions, or significant facility operating problems. While we attempt to match cost increases with corresponding product price increases, we are not always able to raise product prices immediately or at all. Moreover, the outcome of these efforts is largely determined by existing competitive and economic conditions. Timing differences between raw material prices, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, also have had and may continue to have a negative effect on our cash flow. Any raw materials or energy cost increase that we are not able to pass on to our customers could have a material adverse effect on our business, results of operations, financial condition and liquidity.

There are several raw materials for which there are only a limited number of suppliers or a single supplier. For example, certain types of titanium-containing feedstocks suitable for use in our TiO2 facilities are available from a limited number of suppliers around the world. To mitigate potential supply constraints, we enter into supply agreements with particular suppliers, evaluate alternative sources of supply and evaluate alternative technologies to avoid reliance on limited or sole-source suppliers. Where supply relationships are concentrated, particular attention is paid by the parties to ensure strategic intentions are aligned to facilitate long term planning. If certain of our suppliers are unable to meet their obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials from other sources and we may not be able to increase prices for our finished products to recoup the higher raw materials costs. Any interruption in the supply of raw materials could increase our costs or decrease our revenues, which could reduce our cash flow and have a material adverse effect on our financial statements, results of operations and liquidity.

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

Our operations are subject to hazards inherent in the manufacturing and marketing of chemical and other products. These hazards include chemical spills, pipeline leaks and ruptures, storage tank leaks, discharges or releases of toxic or hazardous substances or gases and other hazards incident to the manufacturing, processing, handling, transportation and storage of dangerous chemicals. We are also potentially subject to other hazards, including natural disasters and severe weather; explosions and fires; transportation problems, including interruptions, spills and leaks; mechanical failures; unscheduled downtimes; labor difficulties; remediation complications; and other risks. In addition, some equipment and operations at our facilities are owned or controlled by third parties who may not be fully integrated into our safety programs and over whom we are able to exercise only limited control. Many potential hazards can cause bodily injury or loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties and liabilities. Furthermore, we are subject to present and future claims with respect to workplace exposure to hazards, exposure of contractors on our premises as well as other persons located nearby, workers’ compensation and other matters.

In response to the COVID-19 pandemic and the ensuing global economic impact, we implemented a number of cost saving measures, including reducing our capital expenditures. We have continued to operate a reduced capital expenditure budget in response to cost pressures and financial stress. Capital expenditures are used on facility maintenance, including EHS maintenance. While we continue to fund capital expenditures for essential maintenance and safety measures, the reduction in capital expenditures on other items during this period could result in a decrease in reliability at our manufacturing sites.

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

Manufacturing facilities in our industry are subject to planned and unplanned production shutdowns, turnarounds, outages and other disruptions. Any disruption at our facilities could impair our ability to use our facilities and have a material adverse impact on our revenues, increase our costs and expenses and negatively impact liquidity. Alternative facilities with sufficient capacity may not be available, may cost substantially more or may take significant time to increase production or qualify with our customers, any of which could negatively impact our business, results of operations, financial condition, and liquidity. Unplanned production disruptions may occur for external reasons including natural disasters, weather, disease, strikes, power outages, telecommunication or utility failures, transportation interruption, government regulation, flood, political unrest, public crises, war or terrorism, or internal reasons, such as fire, unplanned maintenance or other manufacturing problems. Any such production disruption could have a material impact on our cash flows, results of operations and financial condition. We may also lose market share during a disruption in production due to customers who are forced to purchase products elsewhere or develop alternatives to our products and no longer purchase products from us after production is restored.

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

We ship a significant portion of our products to our customers through our distributor network as well as independent third-party delivery companies. If any of our key distributors or third-party delivery providers experiences a significant disruption our products may not be delivered in a timely fashion. In addition, if our key distributors or third-party delivery providers increase prices, as we have experienced in recent years, and we are not able to pass along these increases to customers, find comparable alternatives or adjust our delivery network, our business, financial condition, results of operations and liquidity could be adversely affected.

Differences in views with our joint venture participants may cause our joint ventures not to operate according to their business plans or be able to effectively compete with operations of our competitors, which may adversely affect our results of operations.

We currently participate in joint ventures in Lake Charles, Louisiana with Kronos Worldwide, Inc. ("Kronos"), in Harrisburg, North Carolina with Lanxess and in Malaysia with Coogee Chemicals Pty. Ltd. The nature of a joint venture requires us to share control with third parties. Differences in views among joint venture participants may result in delayed decisions or failure to agree on major decisions. If these differences cause the joint ventures to deviate from their business plans or to fail to achieve their desired operating performance, we may not be able to effectively compete with operations of our competitors and our results of operations could be adversely affected.

Risks Related to Environmental, Health and Safety Matters

We are subject to many environmental, health and safety laws and regulations that may result in unanticipated costs or liabilities, which could reduce our profitability.

Our properties and operations, including our global manufacturing facilities, are subject to a broad array of EHS requirements, including extensive federal, state, local, foreign and international laws, regulations, rules and ordinances relating to pollution, protection of the environment and human health and safety, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. There has been a global upward trend in the number and complexity of current and proposed EHS laws and regulations, particularly in Europe, and including those relating to the chemicals used and generated in our operations and included in our substances and products. The costs to comply with these EHS laws and regulations, as well as internal voluntary programs and goals, are significant and will continue to be significant in the foreseeable future and we may be more disadvantaged than our competitors given our European manufacturing footprint. Our facilities are dependent on environmental permits to operate. These operating permits are subject to modification, renewal and revocation, which could have a material adverse effect on our operations and our financial condition. In addition, third parties may contest our ability to receive or renew certain permits that we need to operate, which can lengthen the application process or even prevent us from obtaining necessary permits. Moreover, actual or alleged violations of permit requirements could result in restrictions or prohibitions on our operations and facilities. In the European Union ("EU"), a review of the Industrial Emissions Directive and the Large Volume Inorganic Chemicals BREF guidance are underway and these may result in changes to the operating permits at a number of plants operating in the EU.

In addition, we expect to incur significant capital expenditures and operating costs in order to comply with existing and future EHS laws and regulations. Capital expenditures and operating costs relating to EHS matters are subject to evolving requirements, and the timing and amount of such expenditures and costs will depend on the timing of the promulgation of the requirements as well as the enforcement of specific standards. Furthermore, the risk of non-compliance increases as regulatory standards become more complex and the cost of violation becomes higher.

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

Changes in EHS laws and regulations, violations of EHS law or regulations that result in civil or criminal sanctions, the revocation or modification of EHS permits, the bringing of investigations or enforcement proceedings against us by governmental agencies, the bringing of private claims alleging environmental damages against us, or the discovery of contamination on our current or former properties or at third-party disposal sites, could reduce our profitability or have a material adverse effect on our operations and financial condition.

Restrictions on disposal of waste from our manufacturing processes could result in higher costs and negatively impact our ability to operate our manufacturing facilities.

A variety of materials are generated by our manufacturing processes, some of which are saleable as products or byproducts and others of which are not and must be reused or disposed of as waste. Storage, transportation, reuse and disposal of waste are generally regulated by governmental authorities in the jurisdictions in which we operate. If existing arrangements for reuse or disposal of waste cease to be available to us as a result of new rules, regulations or interpretations thereof, exhaustion of reclamation activities, landfill closures, or otherwise, we will need to find new arrangements for reuse or disposal, which could result in increased costs to us and negatively impact our consolidated financial statements. For example, gypsum is generated by our TiO2 manufacturing facilities that use the sulfate process, such as those at Scarlino, Italy and Teluk Kalong, Malaysia. Gypsum produced at our Scarlino facility has been landfilled on-site and also transported for use in a reclamation project at Montioni, a nearby former quarry owned and operated by third parties. We continue to suspend TiO2 production from two of the three calciner streams at our Scarlino facility to reduce the rate at which the remaining gypsum capacity both on-site and in the Montioni reclamation project is consumed. At the current one-stream operating rate, we will soon not have sufficient capacity for the gypsum produced and as a consequence expect to stop production during the second quarter of 2023. If we do not receive approvals for additional gypsum storage capacity by the end of the first quarter of 2023, we may permanently close the site and subsequently incur associated site closure costs and have a material adverse effect on our operations and financial condition.

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
On May 13, 2020, we and a number of other applicants filed a legal challenge seeking the annulment of the Commission Delegated Regulation of 2019, in so far as it concerns the classified of TiO2 as a carcinogenic substance by inhalation, in the General Court of the EU. On November 23, 2022, the Court annulled the classification concluding that the European Commission made a manifest error in its assessment of the reliability and acceptability of the study on which the classification is based, and that it had infringed the criterion according to which classification can relate only to a substance that has the intrinsic property to cause cancer. On February 8 2023 an appeal was filed by the EU Member State France. The effects of the judgement of the General Court of 23 November 2022 annulling the classification are suspended pending the outcome of the appeal.

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
Following the EFSA opinion, the European Commission published a regulation on January 18, 2022 removing E171 from the list of approved food additives in the EU and requiring an assessment of the approval of the use of E171 in pharmaceutical products within three years of the publication of the regulation. The European Commission is also assessing the use of TiO2 in other consumer products including toys, cosmetics, pharmaceuticals and food contact applications to determining whether to implement restrictions on the use of TiO2 in these applications following the EFSA Opinion.
The adoption of the category 2 carcinogen classification in the EU or U.K. and the EFSA Opinion may negatively impact on public perception, market demand and prices of products containing TiO2. The EFSA Opinion has triggered assessments in other countries outside the EU and a number of other jurisdictions such as Switzerland and have imposed restrictions on the use of TiO2 in food which may increase our compliance obligations, impact consumer sentiment and decrease market demand. This may also impact powdered products with different chemistries but similar particle characteristics from our Performance Additives segment.
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
Sales of TiO2 in the EU represented 41% of our TiO2 revenues for the year ended December 31, 2022.

Our products, raw materials and operations are subject to chemical control laws in countries in which they are manufactured, transported or sold.

We are subject to a wide array of laws governing chemicals, including the regulation of chemical substances and inventories under the Toxic Substances Control Act ("TSCA") in the U.S. and the Registration, Evaluation, Authorisation and Restriction of Chemicals ("REACH") and the EU's classification and labelling ("CLP") regulations in Europe and the U.K. Analogous regimes exist or are being developed in other parts of the world, including China, South Korea, Turkey, Russia and Taiwan. In addition, a number of countries where we operate, including the U.K., have adopted rules to conform chemical labeling in accordance with the Globally Harmonized System of Classification and Labeling of Chemicals (“GHS”). Many of these regulatory regimes are in the process of a multi-year implementation period for these rules.

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

TSCA reform legislation was enacted in the U.S. in June 2016, and the U.S. Environmental Protection Agency (the "EPA") has begun the process of issuing new chemical control regulations authorized by and, in many areas, required by the legislation. The EPA issued several final rules under the revised TSCA related to existing chemicals, including the following: (i) a rule to establish the EPA’s process and criteria for identifying chemicals for risk evaluation; (ii) a rule to establish the EPA’s process for evaluating high priority chemicals and their uses to determine whether or not they present an unreasonable risk to health or the environment; and (iii) a rule to require industry reporting of chemicals manufactured or processed in the U.S. over the past 10 years. The EPA has also released its framework for approving new chemicals and new uses of existing chemicals based on whether they present an unreasonable risk to health or the environment. Such a finding could result in either the issuance of rules restricting the use of the chemical being evaluated or in the need for additional testing. These rules and the EPA’s risk determination for certain chemicals have been the subject of litigation and administrative review, and the costs of compliance with these regulations or relating to any new restriction or additional testing requirements that may be imposed cannot be estimated until the manner in which they will be implemented has been more precisely defined.

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

We use a variety of substances from third parties in the manufacture, processing and handling of our products, and it is possible that a substance could be classified as harmful, which could negatively impact our ability to sell or market our products. For example, pursuant to the CLP, chemical substances and mixtures cannot be placed on the EU market unless they comply with the CLP’s requirements regarding classification, labelling and packaging. In 2019, new scientific data became available on Trimethylolpropane ("TMP"), and in December 2019 an EU supplier of this substance informed us that the REACH consortium responsible for TMP had self-classified TMP to be a suspected reproductive toxicant (Category 2). In 2022, Finland also notified ECHA of its intention to have TMP classified in reprotoxic category 1B. It is likely that Finland will submit its dossier to ECHA in 2023, which will be evaluated by ECHA’s Risk Advisory Committee. We manufacture and sell numerous types of TiO2 pigments and other products worldwide, some of which are treated with and/or contain TMP. We have taken action to comply with this regulation and continue to review the impact of this classification on our business in Europe and other regions.

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

Risks Related to Announced Transactions, Restructuring and Cost Reduction Programs

The proposed sale of our iron oxides business is contingent upon the satisfaction of a number of conditions, will require significant time and attention of our management and may have an adverse effect on us if not completed.

On November 14, 2022, we entered into a definitive agreement to sell our iron oxides business to Cathay Industries for an enterprise value of $140 million. Completion of the proposed sale is subject to the satisfaction of various closing conditions, including but not limited to regulatory approvals. There can be no assurance that any of such conditions will be satisfied and that the proposed sale will be successfully completed. The failure to satisfy the necessary closing conditions, or other unanticipated developments, could delay or prevent the transaction from closing or cause it to occur on terms or conditions that are less favorable than anticipated, which could have a negative impact on our liquidity.

Our ongoing businesses may be adversely affected as we pursue the proposed sale, and we may be subject to certain risks and consequences, including, but not limited to, the following:
•execution of the proposed sale has required, and will continue to require, significant time and attention from management, which may postpone the execution of other initiatives that may be beneficial to us;
•completion of the proposed sale will require strategic, structural and process realignment and restructuring actions within our operations, which may require associated expenditures and could lead to a disruption of our operations, as well as the loss of key personnel beneficial to the operation and growth of our remaining businesses; and
•whether or not the proposed sale is completed, we may be responsible for certain costs and expenses incurred for third party advisors, such as legal, accounting and other professional fees, which may be significant.

Any of these factors, or the impact of not being able to complete the sale, could have a material adverse effect on our financial condition, results of operations, cash flows and our liquidity.

If we are unable to successfully implement our cost reduction programs, we may not realize the benefits we anticipate from such programs or may incur additional and/or unexpected costs in order to realize them.

We commenced our 2022 Cost Reduction Program in the fourth quarter of 2022. This cost and operational improvement program is designed to increase annual EBITDA by $50 million compared to 2021, adjusted for the impact of foreign currency translation and inflation, by reducing selling, general and administrative expenses, and manufacturing costs through the implementation of more efficient operations and the reduction of manufacturing waste. We intend to complete all the actions necessary to deliver on our target by December 31, 2024.

Cost savings expectations are inherently difficult to predict and are necessarily speculative in nature, and we cannot provide assurance that we will achieve expected cost savings. A variety of factors could cause us not to realize some of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, our ability to reduce headcount while retaining the necessary human capital to implement this plan, the lack of available liquidity to implement these cost savings measures and our ability to achieve the efficiencies contemplated by the cost savings initiative. We may be unable to realize all of these cost savings within the expected timeframe and we may incur additional or unexpected costs in order to realize them. These cost savings are based upon a number of assumptions and estimates that are in turn based on our analysis of the various factors which currently, and could in the future, impact our business. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies. Certain of the assumptions relate to business decisions that are subject to change, including, among others, our anticipated business strategies, our marketing strategies, our product development strategies and our ability to anticipate and react to business trends. Our ability to implement these cost savings measures will also be impacted by substantial doubt about our ability to continue as a going concern and actions we may take to mitigate these concerns, which may not align with such cost savings measures. Other assumptions relate to risks and uncertainties beyond our control, including, among others, the economic environment in which we operate, environmental regulation and other developments in our industry as well as conditions in the capital markets. The actual results of implementing the various cost savings initiatives may differ materially from the estimates set out in this report if any of these assumptions prove incorrect. Moreover, our continued efforts to implement these cost savings may divert management attention from the rest of our business and may preclude us from seeking attractive new opportunities, any of which may materially and adversely affect our business.

Costs from current and future restructuring programs and site closures may exceed our estimates and adversely affect our financial condition, results of operations, cash flows or business reputation.

We have implemented various restructuring initiatives to improve our operating efficiency, which have included in some instances the planned or completed closure of sites within our manufacturing network, including manufacturing sites in Pori (Finland), Calais (France) and a partial closure in Duisburg (Germany). We may announce additional restructuring programs and site closures in the future. Restructurings and site closures are complex and involve multiple aspects including environmental, government, regulatory, contractual and workforce matters. Costs and timeframes associated with restructurings or site closures have at times exceeded our estimates and it is possible that we may exceed projected costs and timeframes and not achieve targeted costs savings. Any material increase in restructuring or plant closure costs or timeframes could have a material impact on our consolidated financial statements.

Our aspirations, goals, and initiatives related to sustainability, and our public statements and disclosures regarding them, may expose us to risk.

We have developed and publicized, and expect to continue to establish, goals, targets, and other objectives related to sustainability matters. Our efforts to establish, accomplish, and accurately report on these goals, targets, and objectives could expose us to operational, reputational, financial, legal, and other risks. Our ability to achieve any stated goal, target, or objective is and will be subject to numerous factors and conditions, many of which are outside of our control, such as evolving regulatory or quasi-regulatory sustainability standards, differing requirements throughout the world and the pace of technological change. Achievement of these goals and initiatives may also be impacted by our plans to mitigate concerns around our ability to continue as a going concern as resources that would have been previously committed to sustainability initiatives may be diverted towards our mitigation plans.

We may face increased scrutiny from shareholders, other stakeholders and regulators related to our sustainability activities, including the goals, targets, and objectives that we announce, and our methodologies and timelines for pursuing them. If our sustainability practices do not meet shareholder or other stakeholder expectations and standards, which continue to evolve, our reputation, ability to attract or retain employees, and attractiveness as an investment, business partner, or as an acquiror could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets, and objectives, to comply with ethical, environmental, or other standards, regulations, or expectations, or to satisfy various reporting standards with respect to these matters, within the timelines that we anticipate or at all, could have the same negative impacts, as well as expose us to government enforcement actions and litigation. Even if we achieve the goals, targets, and objectives we set, we may not realize all of the benefits anticipated at the time they were established.

Risks Related to our Human Capital

Certain of our pension and postretirement benefit plan obligations are currently unfunded or underfunded, and under certain circumstances we may have to significantly increase the level of cash funding to some or all of these plans, which would reduce the cash available for our business.

We have underfunded and unfunded obligations under our pension and postretirement benefit plans. The funded status of our pension plans is dependent upon many factors, including returns on invested assets, the level of certain market interest rates and the discount rate used to determine pension obligations. Unfavorable returns on plan assets or unfavorable changes in applicable laws or regulations, or in the application of laws or regulations to us by pension regulators or trustees, could materially change the timing and amount of required plan funding, which would reduce the cash available for our business. Also, a decrease in the discount rate used to determine pension obligations could result in an increase in the valuation of pension obligations, which could affect the reported funding status of our pension plans and future contributions, as well as the periodic pension cost in subsequent fiscal years. In addition, we have undertaken restructuring initiatives and site closures at locations within our manufacturing network that could impact our funding obligations as a result of funding rules specific to the jurisdiction in which the restructuring initiative or site closure occurs. As of December 31, 2022, our underfunded and unfunded deficit under our defined benefit plans was $20 million, the majority of which related to funding obligations for our pension plans in Finland and Germany. If current or future restructuring initiatives or site closures were to cause or require an acceleration of our funding obligations under our pension and post-retirement benefit plans, it could have an adverse impact on our business, financial condition, results of operations and cash flows.

With respect to our pension and postretirement benefit plans, the effects of underfunding depend on the country in which the pension and postretirement benefit plan is established. In the U.K. and Germany, semi-public pension protection programs have the authority, in certain circumstances, to assume responsibility for underfunded pension schemes, including the right to recover the amount of the underfunding from us. The Finnish Financial Supervisory Authority has the authority to recommend that we assign the underfunded pension scheme to a third-party insurance company, which would maintain the member benefits at the Company’s cost. In the US, the Pension Benefit Guaranty Corporation ("PBGC") has the authority to terminate an underfunded tax-qualified pension plan under limited circumstances in accordance with the Employee Retirement Income Security Act of 1974, as amended. In the event our tax-qualified pension plans are terminated by the PBGC, we could be liable to the PBGC for the entire amount of the underfunding.

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

We are required to consult with, and seek the consent or advice of, various employee groups or works councils that represent our employees for any changes to our activities or employee benefits. This requirement could have a significant impact on our flexibility in managing costs and responding to market changes and could further increase the risk of completing our cost savings plans.

Risks Related to our International Operations, Regulations, Taxation and Foreign Currency

Our results of operations may be adversely affected by fluctuations in currency exchange rates and tax rates and changes in tax laws in the jurisdictions in which we operate.

We conduct a majority of our business operations outside the U.S. Sales to customers outside the U.S. contributed 71% of our revenue in 2022. Our operations are subject to international business risks, including the need to convert currencies received for our products into currencies in which we purchase raw materials or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. We transact business in many foreign currencies, including the euro, the British pound sterling, the Malaysian ringgit and the Chinese renminbi. We translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during the reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, our reported international sales and earnings may be reduced because the local currency may translate into fewer U.S. dollars. Because of our global operations, we are exposed to fluctuations in global currency rates which may result in gains or losses on our financial statements. While we have a hedging program in place to manage our global currency risk, these hedges may not fully mitigate the impact of currency exchange rate fluctuations, or may result in us not realizing gains in periods where the U.S. dollar is weakening.

We are subject to income taxation in the U.S. (federal and state) and numerous international jurisdictions. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. In particular, governmental agencies in domestic and international jurisdictions in which we and our affiliates do business, as well as the Organization for Economic Cooperation and Development, have recently focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting”, where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. In addition, our effective tax rates could be affected by numerous factors, such as intercompany transactions (including our eligibility to qualify for benefits under certain tax treaties in connection with the making of certain inter-company movements of cash), the relative amount of our foreign earnings, including earnings being lower than anticipated in jurisdictions where we are subject to lower statutory rates and higher than anticipated in jurisdictions where we are subject to higher statutory rates, the applicability of special tax regimes, losses incurred in jurisdictions in which we are not able to realize the related tax benefit, changes in foreign currency exchange rates, entry into new businesses and geographies, changes to our existing businesses and operations, acquisitions (including integrations) and investments and how they are financed, changes in our stock price, changes in our deferred tax assets and liabilities and their valuation, changes in our eligibility to qualify for benefits under certain tax treaties, and changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles, and interpretations.

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

In addition, we have recorded valuation allowances which result from our analysis of positive and negative evidence supporting the realization of tax benefits. Negative evidence includes a cumulative history of pre-tax operating losses in specific tax jurisdictions and significant concerns about our ability to continue as a going concern. Changes in valuation allowances have resulted in material fluctuations in our effective tax rate. Economic conditions may dictate the continued imposition of current valuation allowances and, potentially, the establishment of new valuation allowances and releases of existing valuation allowances. While significant valuation allowances remain, our effective tax rate will likely continue to experience significant fluctuations.

The impact of differing and evolving international laws and regulations on trade or the manner of interpretation or enforcement of existing laws or regulations could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

Compliance with international laws and regulations on trade is complicated by our substantial global footprint, which requires significant resources to ensure compliance with applicable laws and regulations in the various countries where we conduct business. Our global operations expose us to trade and economic sanctions and other restrictions imposed by the U.S., the EU and other governments and organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the U.S. Foreign Corrupt Practices Act ("FCPA") and other federal statutes and regulations, including those established by the Office of Foreign Assets Control ("OFAC"). Under these laws and regulations, as well as other anti-corruption laws, anti-money-laundering laws, export control laws, customs laws, sanctions laws and other laws governing our operations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations could adversely impact our business, results of operations and financial condition.

We cannot assure you that our policies and procedures are sufficient or that directors, officers, employees, representatives, manufacturers, supplier and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, OFAC restrictions or other export control, anti-corruption, anti-money-laundering and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” within the meaning of Section 951 of the Code (as define below) with respect to each “controlled foreign corporation.” Depending on the amount of United States shareholder ownership of our ordinary shares, we and certain of our non-U.S. subsidiaries may be treated as a controlled foreign corporation for U.S. federal income tax purposes. In addition, since the Company includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such U.S. shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist holders of our ordinary shares in determining whether we or any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder of ordinary shares is treated as a U.S. shareholder with respect to any such controlled foreign corporation or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled controlled foreign corporations. A U.S. holder should consult its tax advisors regarding the potential application of these rules to an investment in our ordinary shares.

Our ability to use our U.S. net operating loss carryforwards to offset future taxable income may be subject to certain limitations

Section 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") imposes annual limitation on utilization of tax attributes, including net operating loss carryforwards, if ownership change occurs. In general, an ownership change, as defined by Section 382, results when the ownership of certain stockholders or public groups increases by more than 50 percentage points over a three-year period. If an ownership change occurs, the annual limitation on the future utilization of tax attributes existing on the change date is equal to the value of the stock of the corporation times the long term tax exempt rate. This amount may then be increased or decreased in the five years after the change by recognized built in gains or losses that existed in the company’s assets on the change date. SK Capital’s acquisition of 42.5 million Company shares from Huntsman on December 23, 2020 resulted in a change of control pursuant to Section 382. As a result, certain of our deferred tax assets, including U.S. tax net operating losses with an unlimited carryforward period, will be subject to an annual limitation on the amount of taxable income which can be offset by those limited attributions. The limitations from the ownership change may cause us to pay U.S. federal income taxes earlier than we otherwise would have paid them. If we undergo another ownership change in the future, we may be further limited in our utilization of the net operating losses existing at the time of such ownership change. Future regulatory changes could also limit our ability to utilize our net operating losses.

Risks Related to Litigation and Privacy

Our operations, financial condition and liquidity could be adversely affected by legal claims against us.

We face risks arising from various legal actions, including matters relating to antitrust, product liability, third party liability, intellectual property, contract disputes, industrial illness, labor disputes and environmental claims. It is possible that judgments could be rendered against us in these cases or others for which we could be uninsured or not covered by indemnity, or which may be beyond the amounts that we currently have reserved or anticipate incurring for such matters. In the past, antitrust claims have been made against TiO2 companies, including us. In this type of litigation, the plaintiffs generally seek treble damages, which may be significant. Certain of our existing legal claims could result in significant judgments against us. An adverse outcome in any claim could be material and significantly impact our operations, financial condition and liquidity. For more information, see "Part III. Item 18. Financial Statements — Note 22. Commitments and Contingencies — Legal Matters" of this report.

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

We rely on information technology systems and manufacturing process control systems across our operations, including for management, operations, supply chain, financial information and various other processes and transactions. Our ability to effectively manage our business depends on the security, reliability and capacity of these systems. System failures, network disruptions or breaches of security could disrupt our operations, cause delays or cancellations of customer orders or impede the manufacture or shipment of products, processing of transactions or reporting of financial results. Our information technology systems and manufacturing process control systems, and those of our business partners, are subject to the risk of cyberattacks, including attacks resulting from phishing emails and ransomware infections. We are the subject of cyberattacks that may be intended to capture business information, disrupt our manufacturing or other operations, access our customers’ information or harm our reputation as a company. We expect that there will continue to be cyberattacks and the measures we have taken to prevent or mitigate such attacks may not be effective, particularly as we continue remote working arrangements begun during the COVID-19 pandemic. The processes used by attackers are evolving in sophistication and increasing in frequency. Cyberattacks or other problems with our systems may result in a compromise of our manufacturing process control systems, the disclosure of proprietary information about our business or confidential information concerning our customers or employees. Any of these problems could result in significant negative impacts on our business, potentially catastrophic disruptions to our operations, damage to or destruction of our assets, injuries or deaths to people, adverse impacts on the environment and harm to our reputation.

In addition, following the pandemic and the related increase in remote working by our personnel and personnel of other companies, the risk of cyber-attacks, data breaches or similar events, whether through our systems or those of third parties on which we rely, has increased. Further risks associated with the increase in remote working by our personnel may include a diminished ability to deter and detect any unlawful activity by our personnel, such as noncompliance with the FCPA or the U.K. Bribery Act.

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

In addition, for U.S. federal income tax purposes Huntsman recognized a gain as a result of the internal restructuring and IPO to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain recognized, the basis of the assets associated with our U.S. businesses increased. Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income tax savings we recognize as a result of any such basis increase for tax years through December 31, 2028. As of each of December 31, 2022 and 2021, we expected future payments to be $21 million.

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

Risks Related to Our Ordinary Shares

If we cannot regain compliance with the rules of the New York Stock Exchange (the “NYSE”) pertaining to a minimum average price per share, the NYSE may delist our stock, which could negatively affect our company, the price of our ordinary shares and our shareholders’ ability to sell our ordinary shares.

On November 2, 2022, we received notice from the NYSE that we were no longer in compliance with the continued listing standard set forth in Section 802.01C of the NYSE’s Listed Company Manual because the average closing price of the Company’s ordinary shares was less than $1.00 per share over a consecutive 30 trading-day period. In order to regain compliance, on the last trading day of any calendar month during the cure period or on the last business day of the six-month cure period, the Company’s ordinary shares must demonstrate (i) a closing price of at least $1.00 per share and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on such date. There can be no assurances that the Company will meet continued listing standards within the specified cure period.

If we are unable to satisfy the NYSE criteria for continued listing, our ordinary shares would be subject to delisting. A delisting of our ordinary shares could negatively impact us by, among other things, reducing the liquidity and market price of our ordinary shares; reducing the number of investors willing to hold or acquire our ordinary shares (including because certain non-corporate U.S. investors may not qualify for the preferential rates of taxation with respect to any dividends made on our ordinary shares if we are not eligible for the benefits of a comprehensive tax treaty with the United States), which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage of the Company; and limiting our ability to issue additional securities or obtain additional financing in the future, which could put additional pressure on our liquidity and ability to continue to operate as a going concern. In addition, delisting from the NYSE may negatively impact our reputation and, consequently, our business.

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

In the case of certain increases in our issued ordinary share capital, under English law, existing holders of our ordinary shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders dis-apply such rights by a special resolution at a shareholders’ meeting. There is no current dis-application in force, as the existing dis-application has expired, but we intend to propose equivalent resolutions at our next annual general meeting of shareholders. We cannot assure prospective U.S. investors that any exemption from the registration requirements of the Securities Act or applicable non-U.S. securities laws would be available to enable U.S. or other non-U.K. holders to exercise such pre-emption rights or, if available, that we will utilize any such exemption. For more information on the potential issuance of a material number of ordinary shares or securities convertible into our ordinary shares in connection with the strategic review of our business and plan to strengthen our liquidity position and engage our shareholders and debtholders with respect to our capital structure, please see “Risks Related to our Liquidity and Capital Resources—We may not be able to raise additional capital in the future on favorable terms or at all, which could materially adversely affect our financial condition and results of operations. including our inability to continue as a going concern.”

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

Our business and operations could be negatively affected if we become subject to a campaign from a shareholder activist, which could cause us to incur significant expense, divert management’s attention and resources, hinder the implementation of our strategic review initiatives, and have an adverse impact on our financial results and the price of our ordinary shares.

Shareholder activism, which can take many forms or arise in a variety of situations, has been increasing for public companies and could result in substantial costs to us, divert attention and valuable resource of our Board, management and employees, and disrupt our operations. On January 10, 2023 for instance, we received a letter from an approximately 14.3% shareholder of Venator, J&T MS 1 SICAV (together with its affiliates, “J&T”), which was made publicly available and in which J&T expressed concerns about Venator’s financial and share price performance and our business strategy.

While we value open dialogue and continue to engage regularly with our shareholders, activist campaigns could be led by shareholders that have interests that are different from the majority of our shareholders and our Board, and may not be in the best interest of Venator. Further, shareholder activism could have an adverse impact on the price of our ordinary shares and give rise to perceived uncertainties as to our future direction, strategy or leadership. Shareholder activism could also adversely affect our relationships with customers and suppliers, may result in the loss of potential business opportunities, may make it more difficult for us to attract new or retain existing investors, customers, directors, employees or other partners, and may impact the manner in which we operate our business in ways we do not currently anticipate. Activist shareholders could also hinder the implementation of strategic initiatives that we are undertaking and may undertake in the future in order to address the near-term challenges to our business. As a result, we may be required to retain additional services of various professionals to advise us in matters related to shareholder activism, including legal, financial and communications advisers, the costs of which may negatively impact our financial results.

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

While historically we have not utilized any of the above exemptions and believe that we comply with all NYSE corporate governance listing standards applicable to U.S. listed companies, if a material number of ordinary shares are issued in connection with a restructuring or refinancing of our existing debt, including in exchange for existing debt, or to provide additional liquidity, we expect to use the accommodations granted to foreign private issuers by NYSE rules, which permit foreign private issuers not to seek shareholder approval for the issuance of 20% or more of their outstanding ordinary shares, subject to obtaining any required approvals for such ordinary share issuances under English law.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act's domestic reporting regime.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. public companies. We may no longer be a foreign private issuer when such status is assessed as of June 30, 2023 (the end of our second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. public companies as of December 31, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b) (1) a majority of our executive officers or directors cannot be U.S. citizens or residents, (2) more than 50 percent of our assets must be located outside the U.S. and (3) our business must be administered principally outside the U.S. If we lose our status as a foreign private issuer, we would be required to comply with the reporting and other requirements of the Exchange Act as applicable to U.S. public companies, which are more detailed and extensive than the requirements for foreign private issuers. We may also be subject to more stringent corporate governance practices in accordance with various SEC regulations and rules. The regulatory and compliance costs under U.S. securities laws applicable to a U.S. public company can be significantly higher than the costs incurred by a foreign private issuer. As a result, a loss of foreign private issuer status could increase our legal and financial compliance costs and could make some activities more time consuming and costly.

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
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022, and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects” of this Annual Report.

B. Business Overview
We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to a variety of applications, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments, and timber treatment businesses. We are a leading global producer in many of our key product lines, including those within TiO2, color pigments and functional additives, and a leading North American producer of timber treatment products. Headquartered in Wynyard, U.K., we employ approximately 3,400 associates worldwide and sell our products in more than 109 countries.
We operate in a variety of end markets, including industrial and architectural paints and coatings, plastics, construction materials, paper, printing inks, pharmaceuticals, food, cosmetics, fibers and films and personal care. Within these end markets, our products serve approximately 2,800 customers globally. Our production capabilities allow us to manufacture a broad range of high quality functional TiO2 products as well as specialty and differentiated TiO2 products that provide critical performance for our customers and sell at a premium for certain end-use applications. Our functional additives, color pigments and timber treatment products provide essential properties for our customers’ end-use applications by enhancing the color and appearance of construction materials and delivering performance benefits in other applications such as corrosion and fade resistance, water repellence and flame suppression. We believe that our global footprint and broad product offerings differentiate us from our competitors and allow us to better meet our customers’ needs.
For the year ended December 31, 2022, we had total revenues of $2,173 million and a net loss of $181 million. Adjusted EBITDA was $53 million, which includes $43 million from our Titanium Dioxide segment and $53 million from our Performance Additives segment. See a reconciliation of Adjusted EBITDA to net income and to Adjusted EBITDA for each of our segments at Part III. Item 18. Financial Statements and Supplementary Data—Note 25. Operating Segment Information."
Our Titanium Dioxide and Performance Additives segments have evolved in recent years through certain site closures, reductions in operating costs, new product introductions, and selective divestment of certain businesses. We have a well-established position in each of the industries in which we operate. However, recent conditions and events raised substantial doubt about our ability to continue as a going concern. In response to these conditions and events, we are taking a number of actions which are intended to mitigate these conditions and events, but we have concluded that our plans do not alleviate substantial doubt about our ability to continue as a going concern. See further discussion around our ability to continue as a going concern at Part III. Item 18. Financial Statements and Supplementary Date-Note 1. Description of Business, Going Concern, and Summary of Significant Accounting Policies.
The table below summarizes the key products, end markets and applications, representative customers, revenues and sales information by segment as of December 31, 2022.

The following table shows sales by geographical region for the years ended December 31, 2022, 2021, 2020:

	2022		2021			2020
	TiO2	Performance Additives	TiO2	/	Performance Additives	TiO2	Performance Additives
Europe	47%	32%	51%		38%	51%	36%
North America	24%	50%	19%		43%	20%	45%
APAC (1)	19%	15%	20%		16%	20%	16%
Other	10%	3%	10%		3%	9%	3%
Total	100%	100%	100%		100%	100%	100%
(1)"APAC" refers to the Asia-Pacific region including India.

The following table shows sales by end markets for the year ended December 31, 2022, 2021, 2020:

	2022		2021		2020
	TiO2	Performance Additives	TiO2	Performance Additives	TiO2	Performance Additives
Plastics	42%	14%	41%	16%	41%	15%
Architectural coatings	23%	14%	24%	14%	27%	14%
Industrial coatings	14%	13%	15%	12%	14%	11%
Construction	1%	49%	1%	44%	1%	44%
Other	20%	10%	19%	14%	17%	16%
Total	100%	100%	100%	100%	100%	100%

For additional information about our business segments, including related financial information, see "Part III. Item 18. Financial Statements and Supplementary Data—Note 25. Operating Segment Information" and "Part I. Item 5. Operating and Financial Review and Prospects."
Our Business
Venator manufactures high quality TiO2, functional additives, color pigments and timber treatment products. Our broad product range, coupled with our ability to develop and supply specialized products into technically exacting end-use applications, has positioned us as a leader in the markets we serve. We are a leader in the specialty and differentiated TiO2 industry segments, which includes products that sell at a premium and generally have more stable margins than functional TiO2. We also have complementary functional additives, color pigments and timber treatment businesses. We have 20 manufacturing facilities operating in nine countries with a total nameplate production capacity of approximately 937,000 metric tons per year. Of these facilities, seven are TiO2 manufacturing facilities and 13 are color pigments, functional additives, and timber treatment manufacturing and processing facilities located in Europe, North America, and APAC.
Titanium Dioxide Segment
TiO2 is derived from titanium-bearing ores and is a white inert pigment that provides whiteness, opacity and brightness to thousands of everyday items, including coatings, plastics, paper, printing inks, fibers, food and personal care products. We own a portfolio of brands, including the TIOXIDE®, HOMBITAN®, HOMBITEC®, UVTITAN® and HOMBIKAT® ranges, the products for which are produced in our seven manufacturing facilities around the globe. We service over 1,100 customers in most major industries and geographic regions. Our global manufacturing footprint allows us to service the needs of both local and global customers, including Ampacet group, Avient, PPG, Standridge, Sun Chemicals, Color Tech, AkzoNobel, LyondellBasell, Jotun and Republic Powdered Metals. Annual industry demand for TiO2 products tends to correlate with GDP growth rates over time and is seasonal. This seasonality is subject to global and regional economic conditions, as well as demand for end-use applications and other factors.
We are one of the four largest global TiO2 producers, with nameplate production capacity of approximately 602,000 metric tons per year. We are able to manufacture a broad range of high quality TiO2 products for functional, differentiated and specialty applications. Our specialty and differentiated product grades generally sell at a premium into more specialized applications such as fibers, catalysts, food, pharmaceuticals and cosmetics.
There are two manufacturing processes for the production of TiO2; the sulfate process and the chloride process. We believe that the chloride process accounts for approximately 44% of global production capacity. Most end-use applications can use pigments produced by either process, although there are markets that prefer pigment from a specific manufacturing route—for example, the inks market prefers sulfate products whereas the automotive coatings market prefers chloride products. Regional customers typically favor products that are available locally. The sulfate process produces TiO2 in both the rutile and anatase forms, the latter being used in certain high-value specialty applications.

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
Once an intermediate TiO2 pigment has been produced using either the chloride or sulfate process, it is "finished" into a product with specific performance characteristics for particular end-use applications. Certain co-products from both processes which are disposed of require treatment prior to disposal to comply with environmental regulations. In order to reduce our disposal costs and to increase our cost competitiveness, we have developed and marketed the co-products from the manufacture of titanium dioxide at our facilities. We sell approximately 42% of the co-products generated by our TiO2 business.
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

In the fourth quarter of 2022, we entered into a definitive agreement with Cathay Industries to divest the iron oxide business from within the Color Pigments business. The disposal group is classified as assets held-for-sale as of December 31, 2022 on our consolidated balance sheet.
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
Timber Treatment. We manufacture wood protection chemicals used primarily in residential, commercial and industrial applications to prolong the service life of wood through protection from decay and fungal or insect attack. Wood that has been treated with our products is sold to consumers through major branded retail outlets. We sell our industrial products to customers who use our products for treating wood in industrial applications.

We manufacture our timber treatment chemicals in the US and market our products primarily in North America through Viance, LLC ("Viance"), our 50%-owned joint venture with Lanxess. Our residential construction products such as ECOLIFE™, ACQ, and Copper Azole are sold for use in decking, fencing and other residential outdoor wood structures. Our industrial construction products such as ULTRAPOLE™ Chromated Copper Arsenate are sold for use in telephone poles and salt water piers and pilings.
Customers, Sales, Marketing and Distribution
Titanium Dioxide Segment
We serve over 1,100 customers through our Titanium Dioxide segment. These customers produce paints and coatings, plastics, paper, printing inks, fibers and films, pharmaceuticals, food and cosmetics.
Approximately 87% of our TiO2 sales are made directly to customers through our own global sales and technical services network. This network enables us to work directly with our customers and develop a deep understanding of our customers’ needs resulting in valuable relationships. The remaining 13% of sales are made through our distribution network. We maximize the reach of our distribution network by utilizing specialty distributors in selected markets.
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
Performance Additives Segment
We serve over 1,700 customers through our Performance Additives segment. These customers produce materials for the construction industry, as well as coatings, plastics, pharmaceutical, personal care and catalyst applications.
Performance Additives segment sales are made directly to customers through our own global sales and technical services network, in addition to utilizing distributors. Our focused sales effort, technical expertise, strong customer service and local manufacturing presence have allowed us to achieve leading market positions in a number of the countries where we manufacture our products. We sell iron oxides primarily through our global sales force whereas our ultramarine sales are predominantly through distributors. We sell our timber treatment products to consumers and industrial customers via the sales force of our joint venture, Viance.
Manufacturing and Operations
Titanium Dioxide Segment
As of December 31, 2022, our Titanium Dioxide segment had seven manufacturing facilities operating in six countries with a total nameplate production capacity of approximately 602,000 metric tons per year.
Production nameplate capacities of our TiO2 manufacturing facilities are listed below.

	Annual Capacity (metric tons)
		North America
Site	EMEA(1)		APAC	Total	Process
Greatham, U.K.	150,000			150,000	Chloride TiO2
Uerdingen, Germany	107,000			107,000	Sulfate TiO2
Huelva, Spain	80,000			80,000	Sulfate TiO2
Scarlino, Italy	80,000			80,000	Sulfate TiO2
Duisburg, Germany	50,000			50,000	Sulfate TiO2
Lake Charles, Louisiana(2)		75,000		75,000	Chloride TiO2
Teluk Kalung, Malaysia			60,000	60,000	Sulfate TiO2
Total	467,000	75,000	60,000	602,000

(1)"EMEA" refers to Europe, the Middle East and Africa.
(2)This facility is owned and operated by Louisiana Pigment Company L.P. ("LPC"), a manufacturing joint venture that is owned 50% by us and 50% by Kronos. The capacity shown reflects our 50% interest in LPC.

Performance Additives Segment
As of December 31, 2022, our Performance Additives segment had 13 manufacturing facilities operating in seven countries with a total nameplate production capacity of approximately 335,000 metric tons per year.

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
Viance is our 50%-owned joint venture with Lanxess. Viance markets our timber treatment products. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility, and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance’s behalf. As a result, we concluded that we are the primary beneficiary and as a result, we consolidate the assets, liabilities and operating results of Viance into our consolidated financial statements.

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
Raw Materials
Titanium Dioxide Segment
The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, titanium slag (chloride slag and sulfate slag) and synthetic rutile. The world market for titanium-bearing ores has a diverse range of suppliers with the seven largest accounting for approximately 38% of global supply. The majority of our titanium-bearing ores are sourced from Africa, Canada, Australia and India. Ore accounts for approximately 42% of TiO2 variable manufacturing costs, while utilities (electricity, gas and steam), sulfuric acid and chlorine collectively account for approximately 50% of variable manufacturing costs. Utilities can be volatile and we have recently experienced significant increases in the price of our utilities across our business, particularly in Europe, beginning in 2021 and we anticipate that we will continue to experience some volatility in 2023.
The majority of the titanium-bearing ores market is transacted on both short-term contracts and longer-term volume contracts with market-based pricing re-negotiated several times per year. This form of market-based ore contract provides flexibility and responsiveness in terms of pricing and quantity obligations.

Performance Additives Segment
Our primary raw materials for our Performance Additives segment are as follows:

	Functional Additives	Color Pigments	Timber Treatment
Primary raw materials	Barium and zinc based inorganics	Iron oxide particles, scrap iron, copperas, alkali	DCOIT, copper, monoethanolamine
The primary raw materials for functional additives production are barite and zinc. We currently source barite from China, where we have long standing supplier relationships and pricing is negotiated largely on a purchase by purchase basis. The quality of zinc required for our business is mainly mined in Australia but can also be sourced from Canada and South America. The majority of our zinc is sourced from two key suppliers with whom we have long standing relationships. Utilities, including electricity, gas and steam, are also significant part of our raw material costs for our functional additives business and can be volatile. We have recently experienced significant increases in the price of our utilities across our business, particularly in Europe, beginning in 2021 and we anticipate that we will continue to experience some volatility in 2023.
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
Titanium Dioxide Segment
Competition for Titanium Dioxide products is based on price, product quality and service. Our key competitors are The Chemours Company, Tronox Holdings plc ("Tronox"), Kronos and LB Group each of which has the ability to service global markets. Unlike chloride technology, the sulfate based TiO2 technology used by our Titanium Dioxide segment is widely available. Accordingly, barriers to entry, apart from capital availability, may be low. The entrance of new competitors into the industry, the ability of existing or future competitors to increase production in low cost markets, and the development of proprietary technology that enables current or future competitors to produce functional grade products at a significantly lower cost, could render our technology uneconomic and reduce our ability to capture improving margins in circumstances where capacity utilization in the industry is increasing.
Competition within the specialty and differentiated TiO2 markets is based on technical expertise in the customers’ applications, customer service, product attributes (such as product form and quality), and price. Product quality is particularly critical in the technically demanding applications in which we focus as inconsistent product quality adversely impacts consistency in the end-product. Our primary competitors within specialty and differentiated TiO2 applications include Fuji Titanium Industry, Kronos, Huierzin, ISK, Sakai Chemical Industry Co., Tayca Corporation and Precheza a.s.
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
Competition within the color pigments market is based on price, product quality, technical capability, brand recognition and innovation. Our primary competitors within color pigments include Lanxess AG, Cathay Pigments Group, Ferro Corporation, and Shanghai Yipin Pigments Co., Ltd.
Competition within the timber treatment market is based on price, customer support services, innovative technology, including sustainable solutions and product range. Our primary competitors are Arxada and Koppers Inc.

Environmental, Health and Safety Matters
General
We are subject to extensive federal, state, local and international laws, regulations, rules and ordinances relating to occupational health and safety, process safety, pollution, protection of the environment and natural resources, product management and distribution, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In the U.S., these laws include the Resource Conservation and Recovery Act ("RCRA"), the Occupational Safety and Health Act, the Clean Air Act (the "CAA"), the Clean Water Act, the Safe Drinking Water Act, and Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), as well as the state counterparts of these statutes.
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
We are subject to a wide array of laws governing chemicals, including the regulation of chemical substances and inventories under TSCA in the U.S., and REACH, and the CLP regulation in Europe. Analogous regimes exist in other parts of the world, including the U.K., China, South Korea, and Taiwan. Several other countries have announced that they will be introducing similar systems in the future. In addition, a number of countries where we operate, including the U.K., have adopted rules to conform chemical labeling in accordance with the globally harmonized system. Many of these foreign regulatory regimes are in the process of a multi-year implementation period for these rules. For example, the GHS established a uniform system for the classification, labeling and packaging of certain chemical substances. The current REACH and CLP regimes are also under review in Europe.
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
The classification or restriction of our products could negatively impact sales. On October 4, 2019, the European Commission published a regulation, which classified certain forms of TiO2 (in a powder form containing 1% or more of particles with aerodynamic diameter ≤ 10 μm) as a category 2 carcinogen, which is a suspected human carcinogen based on evidence obtained from human and/or animal studies but which is not sufficient for a category 1 classification. The regulation applied from October 1, 2021. Following the U.K.’s withdrawal from the EU, the same classification of TiO2 as a suspected carcinogen was also published in the U.K.’s mandatory classification and labelling list and applied from October 1, 2021.
We have evaluated our TiO2 products using internationally recognized tests methods and determined that these are not subject to classification in the EU or U.K. as the products do not contain 1% or more of particles with aerodynamic diameter ≤ 10 μm.

On May 13, 2020, we and a number of other applicants filed a legal challenge seeking the annulment of the Commission Delegated Regulation of 2019, in so far as it concerns the classified of TiO2 as a carcinogenic substance by inhalation, in the General Court of the EU. On November 23, 2022, the Court annulled the classification concluding that the European Commission made a manifest error in its assessment of the reliability and acceptability of the study on which the classification is based, and that it had infringed the criterion according to which classification can relate only to a substance that has the intrinsic property to cause cancer. On February 8 2023 an appeal was filed by the EU Member State France. The effects of the judgement of the General Court of 23 November 2022 annulling the classification are suspended pending the outcome of the appeal.
On May 6, 2021 the EFSA published an opinion regarding the use of TiO2 (E171) as a food additive. The EFSA Opinion did not identify any immediate health concern linked to E171, however it identified uncertainties regarding the genotoxic effects of E171 used in food with a need to further investigation and concluded that TiO2 (E171) can no longer be considered safe when used as a food additive.
Following the EFSA opinion, the European Commission published a regulation on January 18, 2022 removing E171 from the list of approved food additives in the EU and requiring an assessment of the approval of the use of E171 in pharmaceutical products within three years of the publication of the regulation. The European Commission is also assessing the use of TiO2 in other consumer products including toys, cosmetics, pharmaceuticals and food contact applications to determining whether to implement restrictions on the use of TiO2 in these applications following the EFSA Opinion.
The adoption of the category 2 carcinogen classification in the EU or U.K. and the EFSA Opinion may negatively impact on public perception, market demand and prices of products containing TiO2. The EFSA Opinion has triggered assessments in other countries outside the EU and a number of other jurisdictions such as Switzerland and have imposed restrictions on the use of TiO2 in food which may increase our compliance obligations, impact consumer sentiment and decrease market demand. This may also could also impact powdered products with different chemistries but similar particle characteristics from our Performance Additives segment.
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
Environmental Remediation
We have incurred, and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which waste or other materials may have been disposed. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources. At the current time, we are unable to estimate the total cost to remediate contaminated sites. For a discussion of remediation matters, see "Part III. Item 18. Financial Statements — Note 23. Environmental, Health and Safety Matters" of this report.
We are undertaking detailed assessments of the environmental status of three facilities in the EU and one in the U.S. as part of detailed site investigations. The assessment of the environmental status of these facilities may lead to a requirement for environmental remediation.
Under CERCLA and similar laws in other jurisdictions, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred or whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in the EU, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.
Under RCRA in the U.S. and similar laws in other jurisdictions, we may be required to remediate contamination originating from our properties. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future.
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
Recent developments in climate change related policy and regulations include the Green Deal in the EU, mandatory disclosures in the U.K. by the TCFD, the U.K. commitment to becoming carbon neutral by 2050, and similar policy changes and commitments in other nations worldwide. These changes could affect us in a number of ways including potential requirements to decarbonize manufacturing processes and increased costs of GHG allowances. As with other jurisdictions, our operations in the U.S. may become subject to increasing climate change regulations and we are currently monitoring these developments closely while investigating appropriate climate change strategies to enable us to comply with the new regulations and conform to new disclosure requirements such as TCFD.
U.S. efforts to curb GHG emissions are being led by the EPA's GHG regulations and similar programs of certain states. To the extent that our domestic operations are subject to the EPA’s GHG regulations, we may face increased capital and operating costs associated with new or expanded facilities. Significant expansions of our existing facilities or construction of new facilities may be subject to the CAA requirements for pollutants regulated under the Prevention of Significant Deterioration and Title V programs. Some of our facilities are also subject to the EPA’s Mandatory Reporting of Greenhouse Gases rule, and any further regulation may increase our operational costs. In April of 2022, the SEC proposed new rules regarding the reporting of GHG emissions and impacts of such emissions and climate change generally on businesses subject to SEC reporting requirements. These rules, if adopted, could result in additional costs for preparing financial statements and additional liability. It is uncertain at this time whether the rules, as proposed, will be adopted and go into effect.

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

D. Property, Plant and Equipment
We own or lease chemical manufacturing and research facilities in the locations indicated in the list below which we believe are adequate for our short-term and anticipated long-term needs. We own or lease office space and storage facilities throughout the world. See “Environmental, Health and Safety Matters” in Item 4.B. of this Annual Report for a further discussion of environmental issues that may affect the company’s utilization of the properties below, and “Manufacturing and Operations” in Item 4.B. of this Annual Report for further information about the productive capacity of our properties and the products produced.

The following is a list of our principal owned or leased properties where manufacturing, research and main office facilities are located.

Location(2)	Business Segment(4)	Description of Facility
Duisburg, Germany	Various	TiO2, Functional Additives, and Research Facility and Administrative Offices
Greatham, U.K.	TiO2	TiO2 Manufacturing Facility
Huelva, Spain	TiO2	TiO2 Manufacturing Facility
Lake Charles, Louisiana(3)	TiO2	TiO2 Manufacturing Facility
Scarlino, Italy	TiO2	TiO2 Manufacturing Facility
Teluk Kalung, Malaysia(1)	TiO2	TiO2 Manufacturing Facility
Uerdingen, Germany(1)	TiO2	TiO2 Manufacturing Facility
Augusta, Georgia (5)	Additives	Color Pigments Manufacturing Facility
Birtley, U.K.	Additives	Color Pigments Manufacturing Facility
Comines, France	Additives	Color Pigments Manufacturing Facility
Dandenong, Australia(1), (5)	Additives	Color Pigments Manufacturing Facility
Freeport, Texas	Additives	Timber Treatments Manufacturing Facility
Harrisburg, North Carolina	Additives	Timber Treatments Manufacturing Facility
Kidsgrove, U.K.(5)	Additives	Color Pigments Manufacturing Facility
Los Angeles, California(1), (5)	Additives	Color Pigments Manufacturing Facility
Sudbury, U.K.(5)	Additives	Color Pigments Manufacturing Facility
Taicang, China(5)	Additives	Color Pigments Manufacturing Facility
Turin, Italy.(5)	Additives	Color Pigments Manufacturing Facility
Walluf, Germany(1), (5)	Additives	Color Pigments Manufacturing Facility
Everberg, Belgium(1)	Various	Shared Services Center and Administrative Offices
Kuala Lumpur, Malaysia(1)	Various	Shared Services Center and Administrative Offices
The Woodlands, Texas(1).(5)	Various	Administrative Offices
Wynyard, U.K.(1)	Various	Headquarters & Administrative Offices, Research Facility and Shared Services Center

(1)Leased land and/or building.
(2)Excludes plant in Calais, France which was closed in 2017 and the plant in Pori, Finland which was closed in 2022.
(3)Owned by LPC, our unconsolidated manufacturing joint venture which is owned 50% by us and 50% by Kronos.
(4)Solely for the purposes of this column, "TiO2" and "Additives" represent the Titanium Dioxide and Performance Additives segments, respectively.
(5)The assets and/or leases are held for sale at December 31, 2022. For further discussion see Part III, Item 18, Financial Statements and Supplementary Data—Note 6 - Property, Plant and Equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the information under the headings "Note Regarding Forward-Looking Statements," "Part I. Item 3.D. Risk Factors," and "Part I. Item 4B. Business Overview," as well as the audited consolidated financial statements and the related notes thereto. Discussion and analysis related to the year ended December 31, 2020 is located in the Form 20-F filed February 22, 2022.
A.Operating Results

The following table sets forth our consolidated results of operations for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,			Percent Change Year Ended
(Dollars in millions)	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Revenues	$2,173	$2,212	$1,938	(2)%	14%
Cost of goods sold	2,088	2,020	1,778	3%	14%
Operating expenses(3)	92	182	170	(49)%	7%
Restructuring, impairment and plant closing and transition costs	142	68	58	109%	17%
Operating (loss) income	(149)	(58)	(68)	157%	(15)
Interest expense, net	(61)	(59)	(52)	3%	13%
Other income	92	12	27	667%	(56)%
Loss before income taxes	(118)	(105)	(93)	12%	13%
Income tax benefit (expense)	(63)	31	(12)	NM	NM
Net loss	(181)	(74)	(105)	145%	(30)%
Reconciliation of net loss to adjusted EBITDA:
Interest expense, net	61	59	52	3%	13%
Income tax expense (benefit)	63	(31)	12	NM	NM
Depreciation and amortization	107	119	114	(10)%	4%
Net income attributable to noncontrolling interests	(7)	(3)	(7)	133%	(57)%
Other adjustments:
Business acquisition and integration expense	1	1	1
Separation expense (gain), net	2	3	(10)
(Gain) loss on disposition of businesses/assets	(40)	9	(5)
Certain legal expenses/settlements	(81)	5	6
Amortization of pension and postretirement actuarial losses	2	11	13
Net plant incident (credits) costs	(16)	13	7
Restructuring, impairment and plant closing and transition costs	142	68	58
Adjusted EBITDA(1)	$53	$180	$136	(71)%	32%

Net cash (used in) provided by operating activities	(114)	19	34	NM	(44)%
Net cash used in investing activities	(24)	(60)	(64)	(60)%	(6)%
Net cash provided by (used in) financing activities	99	(21)	192	NM	NM
Capital expenditures	(69)	(73)	(69)	(5)%	6%

(Dollars in millions)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Reconciliation of net loss to adjusted net loss attributable to Venator Materials PLC ordinary shareholders:
Net loss	$(181)	$(74)	$(105)
Net income attributable to noncontrolling interests	(7)	(3)	(7)
Other adjustments:
Business acquisition and integration expense	1	1	1
Separation expense (gain), net	2	3	(10)
(Gain) loss on disposition of businesses/assets	(40)	9	(5)
Certain legal expenses/settlements	(81)	5	6
Amortization of pension and postretirement actuarial losses	2	11	13
Net plant incident (credits) costs	(16)	13	7
Restructuring, impairment and plant closing and transition costs	142	68	58
Income tax adjustments(4)	141	(34)	20
Adjusted net loss attributable to Venator Materials PLC ordinary shareholders(2)	$(37)	$(1)	$(22)
Weighted-average shares-basic	107.9	107.2	106.7
Weighted-average shares-diluted	107.9	107.2	106.7
Net loss attributable to Venator Materials PLC ordinary shareholders per share:
Basic	$(1.74)	$(0.72)	$(1.05)
Diluted	$(1.74)	$(0.72)	$(1.05)
Other non-GAAP measures:
Adjusted net(loss) income per share:(2)
Basic	$(0.34)	$(0.01)	$(0.21)
Diluted	$(0.34)	$(0.01)	$(0.21)

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
(4)Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We used a normalized effective tax rate of 35% in 2022, and we estimate an effective tax rate of 25% in 2023, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.
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

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021
For the year ended December 31, 2022, net loss was $181 million on revenues of $2,173 million, compared with a net loss of $74 million on revenues of $2,212 million for the same period in 2021. The increase of $107 million in net loss was the result of the following items:
•Revenues for the year ended December 31, 2022 decreased by $39 million, or 2%, as compared with the same period in 2021. The decrease was due to a $68 million, or 4%, decrease in revenue in our Titanium Dioxide segment partially offset by a $29 million, or 5%, increase in revenue in our Performance Additives segment. See "—Segment Analysis" below.

•Our operating expenses for the year ended December 31, 2022 decreased by $90 million, or 49%, as compared to the same period in 2021, primarily due to a $39 million gain related to the sale of the Los Angeles facility, a $23 million gain as a result of our settlement with NES, a $12 million favorable variance related to gains on the sales of assets from our Pori site in 2022 as compared to losses in 2021, and the favorable impact of foreign exchange of $9 million as the U.S. Dollar strengthened against the Euro.
•Restructuring, impairment and plant closing and transition costs for the year ended December 31, 2022 increased to $142 million from $68 million for the same period in 2021. For more information concerning restructuring activities, see "Part III. Item 18. Financial Statements and Supplementary Data—Note 13. Restructuring, Impairment and Plant Closing and Transition Costs" of this report.
•Other income for the year ended December 31, 2022 increased by $80 million primarily as a result of $85 million recognized in the second quarter of 2022 from a legal settlement with Tronox.
•Income tax expense for the year ended December 31, 2022 was $63 million compared to $31 million of income tax benefits in 2021. Our income tax expense is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. In 2022, we recognized a valuation allowance against certain net deferred tax assets of $59 million. For further information concerning taxes, see "Part III. Item 18. Financial Statements and Supplementary Data—Note 19. Income Taxes" of this report.

Segment Analysis

	Year Ended December 31,		Percent Change Favorable (Unfavorable)
(in millions)	2022	2021
Revenues
Titanium Dioxide	$1,597	$1,665	(4)%
Performance Additives	576	547	5%
Total	$2,173	$2,212	(2)%
Adjusted EBITDA
Titanium Dioxide	$43	$165	(74)%
Performance Additives	53	65	(18)%
	96	230	(58)%
Corporate and other	(43)	(50)	14%
Total	$53	$180	(71)%

	Year Ended December 31, 2022 vs. 2021
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(2)	Divestitures(3)
Period-Over-Period Increase (Decrease)
Titanium Dioxide	22%	(7)%	—%	(19)%	—%
Performance Additives	26%	(5)%	(1)%	(13)%	(2)%

(1)Excludes revenues from tolling arrangements, by-products and raw materials.
(2)Excludes sales volumes of by-products and raw materials.
(3)Our water treatment business was disposed of in the second quarter of 2021.
Titanium Dioxide
The Titanium Dioxide segment generated revenues of $1,597 million in the twelve months ended December 31, 2022, a decrease of $68 million, or 4%, compared to the same period in 2021. The decrease was primarily due to a 19% decrease in sales volumes and a 7% unfavorable impact from foreign currency translation, primarily as a result of the Euro weakening against the U.S. Dollar. This was partially offset by a 22% increase in average local currency selling prices, which we implemented to recover higher costs of energy, raw materials, and shipping.

Adjusted EBITDA for the Titanium Dioxide segment was $43 million, a decrease of $122 million, or 74%, in the twelve months ended December 31, 2022 compared to the same period in 2021. This decrease is primarily a result of increased raw material, energy, shipping, and maintenance costs and a decrease in sales volumes.
Performance Additives
The Performance Additives segment generated revenues of $576 million in the twelve months ended December 31, 2022, an increase of $29 million, or 5% compared to 2021. This increase was a result of a 26% improvement in average selling price, which we implemented to recover higher costs of energy, raw materials and shipping, partially offset by a 13% decrease in volumes, a 5% unfavorable impact from foreign currency translation, primarily as a result of the Euro weakening against the U.S. Dollar, and a 1% decrease from mix and other. In addition, 2% of the decrease was due to lost revenue from our water treatment business, which we sold in the second quarter of 2021 and which accounted for approximately $10 million of revenue in 2021.
Adjusted EBITDA in the Performance Additives segment was $53 million, a decrease of $12 million, or 18%, for the twelve months ended December 31, 2022 compared to 2021. The decrease in adjusted EBITDA is primarily related to higher raw materials, shipping and energy costs and a decrease in sales volumes.
Corporate and other
Corporate and other represents expenses which are not allocated to our segments. Losses from Corporate and other were $43 million, a decrease of $7 million for the twelve months ended December 31, 2022 compared to 2021 due to lower personnel cost of $4 million and the favorable impact of foreign currency translation as a result of the Euro weakening against the dollar.
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
For the year ended December 31, 2021, net loss was $74 million on revenues of $2,212 million, compared with a net loss of $105 million on revenues of $1,938 million for the same period in 2020. The decrease of $31 million in net loss was the result of the following items:
•Revenues for the year ended December 31, 2021 increased by $274 million, or 14%, as compared with the same period in 2020. The increase was due to a $234 million, or 16%, increase in revenue in our Titanium Dioxide segment and a $40, or 8%, increase in revenue in our Performance Additives segment. See "—Segment Analysis" below.
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
•Income tax benefit for the year ended December 31, 2021 was $31 million compared to $12 million of income tax expense in 2020. Our income tax expense is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. In 2021, we released valuation allowance against certain net deferred tax assets of $47 million million. For further information concerning taxes, see "Part III. Item 18. Financial Statements and Supplementary Data—Note 19. Income Taxes" of this report.

Segment Analysis

	Year Ended December 31,		Percent Change Favorable (Unfavorable)
(in millions)	2021	2020
Revenues
Titanium Dioxide	$1,665	$1,431	16%
Performance Additives	547	507	8%
Total	$2,212	$1,938	14%
Segment adjusted EBITDA
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
Adjusted EBITDA for the Titanium Dioxide segment was $165 million, an increase of $38 million, or 30%, in the twelve months ended December 31, 2021 compared to the same period in 2020. This increase is primarily a result of higher revenue, $23 million of savings from our business improvement program, and the favorable impact of higher plant utilization in 2021, partially offset by increased raw material, energy, shipping, and maintenance costs and the impact of $18 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic
Performance Additives
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

B. Liquidity and Capital Resources
Financing Arrangements
We have an ABL Facility with an available aggregate principal amount of up to $330 million. Availability to borrow under the ABL Facility is subject to a borrowing base calculation comprising both accounts receivable and inventory in the U.S., Canada, the U.K. and Germany and accounts receivable only in France and Spain. Thus, the base calculation may fluctuate from time to time and may be further impacted by the lenders’ discretionary ability to impose reserves and availability blocks that might otherwise incrementally increase borrowing availability. The borrowing base calculation as of December 31, 2022, after taking into consideration $45 million reserved for letters of credit available to be issued by one of our lenders, is approximately $266 million, of which $162 million is available to be drawn, as a result of $80 million of borrowings and approximately $24 million of letters of credit issued and outstanding.
We have $1,040 million in debt outstanding comprised of $353 million under our Term Loan Facility, $219 million under our 9.5% Senior Secured Notes due 2025 (the "Senior Secured Notes"), $373 million under our 5.75% Senior Unsecured Notes due 2025 (the "Senior Unsecured Notes"), $80 million due under our ABL facility, issued by our subsidiaries Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers") and $15 million of other debt primarily consisting of insurance premium financing. Through December 31, 2022, we were in compliance with all applicable financial covenants included in the terms of our Senior Credit Facility, Senior Secured Notes and Senior Unsecured Notes. However, as a result of the likely event of default described below, all of our debt has been classified as current on our consolidated balance sheet for the year ended December 31, 2022.
We have a $21 million related-party note payable to Huntsman pursuant to a tax matters agreement entered into at the time of the separation of which $14 million has been presented as accounts payable to affiliate and $7 million has been presented as a noncurrent payable to affiliate on our consolidated balance sheet as of December 31, 2022.
For further discussion of financing arrangements, see "Part III. Item 18. Financial Statements — Note 16. Debt" of this report.
Liquidity and Going Concern
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
We began to experience global inflationary pressures during 2021, particularly in Europe, where we experienced significant increases in our energy costs during periods subsequent to the COVID-19 pandemic shutdowns. The inflationary pressures on European energy were exacerbated in 2022 after Russia’s invasion of Ukraine while other operating costs also remained inflated. Beginning in the third quarter of 2022, we began to experience a significant reduction in demand for our TiO2 products sold in Europe and APAC while energy market prices reached record highs and other cost inflation continued to increase. The decrease in demand continued through the fourth quarter of 2022 and we reported a net loss of $181 million and net cash outflows from operations of $114 million for the year ended December 31, 2022. At December 31, 2022, we had an accumulated deficit of $648 million and a working capital deficit of approximately $396 million. We had total liquidity of $276 million at December 31, 2022, consisting of $114 million of cash and cash equivalents and $162 million of availability under our ABL facility compared to total liquidity at February 17, 2023 of $134 million, consisting of $97 million of cash and cash equivalents and approximately $37 million of available liquidity under our ABL facility as a result of borrowings made during 2023 and discretionary reserves imposed by the lenders. However, we are unable to utilize the majority of this available liquidity due to a cash dominion minimum availability requirement if availability falls below 10% of the aggregate principal amount of our facility. In addition, we expect that our lenders will impose additional discretionary reserves, including a reserve currently estimated to be approximately $25 million related to our cross-currency swaps, which will further impact our available liquidity.
Based on our current projections, we expect to continue to incur negative cash flows for the twelve-month period following the date of this filing and we believe that our current level of liquidity is not sufficient to fund ongoing operations. We expect our cash flows to be impacted by recent and future downgrades in our credit ratings, upon which we expect our suppliers to reduce our credit terms or require other assurances, such as prepaying for future deliveries, which will further impact our liquidity. Furthermore, failure to deliver an unqualified opinion (including not containing an explanatory paragraph regarding going concern) to the lenders under our Term Loan Facility and ABL Facility by March 31, 2023 will result in a “default” under our credit agreements. A failure to timely cure such default, which cure may be required as early as April 30, 2023, will constitute an “event of default” under our credit agreements. Upon an event of default, the lenders under our Term Loan Facility and ABL Facility can accelerate the repayment of the outstanding borrowings under our facilities and exercise other rights and remedies that they have under applicable laws. In addition, an event of default under our Term Loan Facility or ABL Facility that remains uncured for 30 days will constitute an event of default under our Senior Secured Notes and our Senior Unsecured Notes. These conditions and events raise substantial doubt about our ability to continue as a going concern.
We have taken a number of recent actions to increase our liquidity, including implementing a cost reduction program and entering into a definitive agreement to divest the iron oxide business from within the Color Pigments business which is expected to close at the end of the first quarter of 2023. However, our projections show the need for additional liquidity beginning in the second half of 2023, beyond that which we expect to generate as a result of the foregoing actions, and as such, we are undertaking plans to mitigate these conditions and events and improve our liquidity position, including an in-depth strategic review of our business to improve our operations, strengthen our liquidity, and establish a sustainable capital structure. Given current market conditions, we cannot provide assurance that our undertakings will be successful. Credit and market disruptions, among other things, make it more difficult for us to obtain, or increase our cost of obtaining capital and financing for our operations and may require us to restructure our existing debt. Our access to additional capital may not be available on terms acceptable to us or at all. We may seek a waiver of the requirement to deliver an unqualified opinion (including not containing an explanatory paragraph regarding going concern) from the lenders. However, we can provide no assurance that, if sought, a waiver of this requirement will be granted. If we are unable to obtain a waiver from our lenders and raise additional capital or restructure our existing capital in order to provide sufficient liquidity to operate our business, we may have to take other strategic measures. However, our plans have not been finalized, and the execution of such plans will be subject to market conditions and other uncertainties which are not within our control, and therefore the outcome of our plans cannot be deemed probable. As a result, we have concluded that our plans do not alleviate substantial doubt about our ability to continue as a going concern.
The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.
Items Impacting Short-Term and Long-Term Liquidity
Our liquidity can be significantly impacted by various factors. As noted above, economic conditions in the form of inflationary pressures throughout 2022 and significant reductions in customer demand in the second half of 2022 have had a material impact on our adjusted EBITDA and liquidity. During 2022, the following items and measures we took generated significant cash inflows:
•We received $85 million from a legal settlement with Tronox on April 25, 2022, and we recognized $13 million related to a legal settlement with NES on July 14, 2022. For further discussion see Part III. Item 18. Financial Statements — Note 22. Commitments and Contingencies of this report.

•During 2022, through a series of transactions, we terminated existing, and re-entered into new, cross currency swaps, resulting in total cash proceeds of $24 million.

•We received proceeds of $42 million, net of $9 million of taxes and other expenses, during the fourth quarter of 2022 as a result of the $51 million sale-leaseback transaction for our color pigments facility located in Los Angeles, California.

However, due to rising prices and costs and the decrease in demand for our products in the second half of 2022, cash outflows for our accounts receivable and inventory, net of accounts payable, as reflected in our consolidated statements of cash flows, were $135 million for the year ended December 31, 2022. Additionally, we expect our working capital to be a use of liquidity in 2023 primarily as a result of improving sales revenue during the year and the corresponding impact on accounts receivable. Other uses of cash that we project for 2023 include the following:

•We expect total capital expenditures in 2023 to be approximately $55 million to $60 million, which consists primarily of maintenance capital expenditure and excludes capital expenditures for our iron oxide business beginning in the second quarter of 2023.

•During 2023, we expect to contribute approximately $9 million to our pension and postretirement benefit plans, which is consistent with 2022 amounts.

•We are involved in a number of cost reduction programs for which we have established restructuring accruals. As of December 31, 2022, we had $8 million of accrued restructuring costs of which $6 million is classified as current. We expect to pay approximately $20 million for restructuring costs under existing approved restructuring plans during 2023. For further discussion of these plans and the costs involved, see "Part III. Item 18. Financial Statements and Supplementary Data—Note 13. Restructuring, Impairment and Plant Closing and Transition Costs" of this report.

•We are closing our Pori, Finland, TiO2 manufacturing facility and have terminated production at the Pori site. Subject to the outcome of a new arbitration initiated November 15, 2022, we may be required to pay up to approximately $33 million in the next twelve months for contractual amounts previously accrued in connection with a natural gas supply agreement, plus interest thereon. We have accrued $35 million related to this matter of which $16 million is current and has been included in accrued liabilities on our consolidated balance sheet at December 31, 2022.

•We are currently seeking approvals for additional offsite storage capacity for gypsum for our Scarlino site, and if we do not receive approvals by the end of the first quarter of 2023, we may permanently close the site and subsequently incur associated site closure costs. For further discussion, see D. Trend Information.

In response to these conditions, we are taking the following actions:

•We commenced our 2022 Cost Reduction Program in the fourth quarter of 2022. This cost and operational improvement program is designed to increase annual EBITDA by $50 million compared to 2021, adjusted for the impact of foreign currency translation and inflation, by reducing selling, general and administrative expenses, and manufacturing costs through the implementation of more efficient operations and the reduction of manufacturing waste. We intend to complete all the actions necessary to deliver on our target by December 31, 2024. We estimate the cost to implement the plan to be $30 million, of which approximately $10 million will be incurred during 2023.

•On November 14, 2022, we entered into a definitive agreement with Cathay Industries to divest the iron oxide business from within the Color Pigments business (the “disposal group”) for an approximate enterprise value of $140 million. Based on the carve out financial statements dated December 31, 2022, we estimate cash proceeds related to this sale will be approximately $135 million, as a result of purchase price adjustments for closing indebtedness of $20 million and closing fees, partially offset by an adjustment for primary working capital, all of which we expect to realize on March 31, 2023, which is the anticipated closing date, as well as a tax benefit which we expect will be realized in 2024. We anticipate that the borrowing base on our ABL will reduce by approximately $55 million as a result of closing this sale resulting in an estimated net liquidity improvement of approximately $80 million.

However, as noted above, our projections show the need for further liquidity beyond these actions beginning in the second half of 2023 and as such, we are undertaking an in-depth strategic review of our business to improve our operations, strengthen our liquidity, and establish a sustainable capital structure.

In addition, we may, at any time and from time to time, seek to purchase, repay, exchange or otherwise retire our outstanding debt in open market transactions, privately negotiated transactions, tender offers, exchange offers, pursuant to the terms of our outstanding debt, by restructuring our existing debt or otherwise. We may incur additional financing to fund such transactions or otherwise, which could include substantial additional debt (including secured debt) or equity or equity-linked financing. Although the terms of the agreements governing existing debt restrict our ability to incur additional debt (including secured debt), such restrictions are subject to several exceptions and qualifications and such restrictions and qualifications may be waived or amended, and debt (including secured debt) incurred in compliance with such restrictions and qualifications (as they may be waived or amended) may be substantial. The number of our ordinary shares or securities convertible into our ordinary shares that may be issued in connection with such transactions may be material and our shareholders could suffer significant dilution and economic loss, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our current equity securities. Such transactions, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements and cash position, contractual restrictions, trading prices of debt from time to time and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. In addition, from time to time we engage in discussions with holders of our existing debt and other potential financing sources regarding such transactions and we expect to continue to engage in such discussions in the future. We cannot provide any assurance as to if or when we will consummate any such transactions or the terms of any such transactions. In addition, we may choose or need to obtain alternative sources of capital, otherwise meet our liquidity needs and/or restructure our existing indebtedness through the protections available under applicable bankruptcy or insolvency laws, including Chapter 11 of the U.S. Bankruptcy Code. Holders of our ordinary shares may not receive any value or payments in a restructuring or similar scenario.

As of December 31, 2022 and 2021, we had $30 million and $23 million, respectively, of cash and cash equivalents held outside of the U.S. and Europe, including our variable interest entities. Due to the substantial doubt about our ability to continue as a going-concern, Venator is no longer able to control the decision to indefinitely reinvest earnings of our non-U.K. subsidiaries. The financial uncertainty that exists creates a presumption that unremitted non-U.K. earnings will be needed to meet existing obligations. As a result, we have recognized a deferred tax liability of $2 million related to undistributed earnings of non-U.K. subsidiaries at December 31, 2022.

Cash Flows for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021
Net cash used in operating activities was $114 million for the twelve months ended December 31, 2022, compared to cash provided by operating activities of $19 million for the twelve months ended December 31, 2021. The decrease in net cash provided by operating activities for the twelve months ended December 31, 2022 compared with the same period of 2021 was primarily attributable to a $127 million decrease in our Adjusted EBITDA and a $145 million unfavorable variance in cash flows from changes in operating assets and liabilities partially offset by $98 million in cash proceeds from legal settlements with Tronox and NES.
Net cash used in investing activities was $24 million for the twelve months ended December 31, 2022, compared to net cash used in investing activities of $60 million for the twelve months ended December 31, 2021. The decrease in net cash used in investing activities was primarily attributable to a $46 million increase in proceeds from sales of businesses and assets primarily as the result of the sale-leaseback of our Los Angeles manufacturing site in in the fourth quarter of 2022 and a $4 million decrease in capital expenditures, partially offset by a $14 million unfavorable variance in net cash paid to unconsolidated affiliates.
Net cash provided by financing activities was $99 million for the twelve months ended December 31, 2022, compared to net cash used in financing activities of $21 million for the twelve months ended December 31, 2021. The increase in net cash provided by financing activities for the twelve months ended December 31, 2022 compared with the same period of 2021 was primarily attributable to $75 million in net borrowings on short term debt, $24 million in cash received for settlement of cross-currency swaps, and $14 million in borrowings on current notes payable.
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
Net cash used in financing activities was $21 million for the twelve months ended December 31, 2021, compared to net cash provided by financing activities of $192 million for the twelve months ended December 31, 2021. The decrease in net cash provided by financing activities for the twelve months ended December 31, 2021 compared with the same period of 2020 was primarily attributable to the net proceeds of $215 million from the issuance of long-term debt during the second quarter of 2020.

Contractual Obligations and Commercial Commitments
Our obligations under long-term debt (including the current portion), lease agreements and other contractual commitments as of December 31, 2022 are summarized below:

(Dollars in millions)	2023	2024	2025	2026	2027	After 2027	Total
Long-term debt, including current portion(1)	$98	$352	$600	$—	$—	$—	$1,050
Interest(2)	70	54	22	—	—	—	146
Finance leases(3)	2	1	1	1	1	2	8
Operating leases(3)	11	9	8	8	7	71	114
Purchase commitments(4)	159	170	63	41	39	3	475
Total(4)(5)	$340	$586	$694	$50	$47	$76	$1,793

(1)The maturity is presented based on the contracted maturity dates of the debt agreements. However, due to the anticipated violation of certain debt covenants in our Term Loan Facility and ABL Facility, we have classified the outstanding amounts as a current liability in the consolidated balance sheet as of December 31, 2022. See "Note 1. Description of Business, Going Concern, and Summary of Significant Accounting Policies" for further discussion of our going concern evaluation. For more information on the debt agreements, see "—Financing Arrangements."
(2)Interest calculated using actual and forecasted interest rates as of December 31, 2022 and contractual maturity dates.
(3)This amount includes leases classified as held for sale as of December 31, 2022.
(4)We have various purchase commitments extending through 2030 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table above are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2023. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the above table. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our current pricing for each contract.
(5)The above table does not reflect expected tax payments and unrecognized tax benefits due to the inability to make reasonably reliable estimates of the timing and amount of payments. For additional discussion on unrecognized tax benefits, see "Part III. Item 18. Financial Statements — Note 19. Income Taxes" of this report.

C. Research and development, patents and licenses, etc.
Research and development costs are expensed as incurred and recorded in selling, general and administrative expense. Research and development costs charged to expense were $12 million, $15 million and $13 million for the years ended December 31, 2022, 2021 and 2020, respectively.
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
We own a total of approximately 660 issued patents and pending patent applications. Our patent portfolio includes approximately 40 issued U.S. patents, approximately 533 patents issued in countries outside the U.S. and 117 pending patent applications, worldwide. While a presumption of validity exists with respect to issued U.S. patents, we cannot assure that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot assure the issuance of any pending patent application, or that if patents do issue, that these patents will provide meaningful protection against competitors or against competitive technologies. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner.

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
Certain of our products are well-known brand names and we have approximately 810 global trademark registrations and applications. Some of these registrations and applications include filings under the Madrid system for the international registration of marks and may confer rights in multiple countries. However, there can be no assurance that the trademark registrations will provide meaningful protection against the use of similar trademarks by competitors, or that the value of our trademarks will not be diluted. In our Titanium Dioxide segment, we consider our TIOXIDE®, HOMBITAN®, HOMBITEC®, UVTITAN®, HOMBIKAT®, DELTIO® and ALTIRIS® trademarks to be valuable assets. In our Performance Additives segment, we consider BLANC FIXE™, GRANUFIN®, SACHTOLITH®, FERROXIDE® and ECOLIFE® trademarks to be valuable assets. The FERROXIDE® and GRANUFIN® trademarks (and other trademarks) are included within the definitive agreement to sell our iron oxide pigments business from within our Performance Additives segment to Cathay Industries.

D. Trend Information
Recent Developments
New York Stock Exchange ("NYSE) Notice Regarding Continuing Listing Standard
On November 2, 2022, we received notice from the NYSE that we were no longer in compliance with the continued listing standard set forth in Section 802.01C of the NYSE’s Listed Company Manual because the average closing price of the Company’s ordinary shares was less than $1.00 per share over a consecutive 30 trading-day period. In order to regain compliance, on the last trading day of any calendar month during the cure period or on the last business day of the six-month cure period, the Company’s ordinary shares must demonstrate (i) a closing price of at least $1.00 per share and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on such date. The Company intends to cure the deficiency within a period permissible under Section 802.01C of the NYSE’s Listed Company Manual. However, there can be no assurances that the Company will meet continued listing standards within the specified cure period.
Global Economic Conditions
We have experienced inflationary impacts across our businesses, driven by the impact of the COVID-19 pandemic, the war in Ukraine and resulting economic sanctions, and general macroeconomic factors. These factors have increased our manufacturing costs, particularly in Europe. We continue to experience the impacts of the COVID-19 pandemic on supply chains, particularly in the APAC region, where recent lockdowns occurred. In addition, government lockdowns and restrictions imposed by China in response to COVID-19 have resulted in slower economic growth in China and decreased demand for titanium dioxide in the Chinese market, leading Chinese titanium dioxide manufacturers to export more product to other markets in which we compete. These are some of the events and conditions that raise substantial doubt about our ability to continue as a going concern as discussed in B. Liquidity and Capital Resources above.
While we are taking actions to respond to the inflationary environment, and global demand dynamics, we may not be able to enact these measures in a timely manner, or the measures may not be sufficient to offset the increase in costs, or drop in demand, which could have a material adverse impact on our profitability and results of operations. See further discussion in B. Liquidity and Capital Resources.

Military Action in Ukraine

On February 24, 2022, Russian forces launched a significant military action against Ukraine, which resulted in conflict and disruption in the region. Additionally, in response to this action, the United Kingdom, much of Europe and the United States have imposed numerous economic sanctions against Russia and related persons and entities. We suspended sales of products into Russia, which has not had a material impact on our financial statements. We do not have physical assets in Russia or Ukraine and we do not expect the conflict in Ukraine to have a direct material impact on our business. This conflict has exacerbated existing cost inflation and supply chain issues, most notably in Europe, where we have experienced significant increases in energy costs during 2022 due in large part to reduced availability of Russian natural gas, which we expect to continue in the near term. The impacts of this evolving situation and its effect on global economies in future periods are difficult to predict and depend on factors outside our control, including the extent of further military action by Russia, the potential escalation of the conflict and the impacts of these actions on demand, supply chains, and the global economy.

Duisburg, Germany Manufacturing Site

Our manufacturing site located in Duisburg, Germany has the production capacity to manufacture 50,000 metric tons of TiO2 and 50,000 metric tons of functional additives (barium and zinc products). Demand for TiO2 products sold into fibers and active materials applications has been weak following the COVID-19 pandemic and during ongoing weak demand in Asia. This manufacturing site has been significantly impacted by higher inflationary costs resulting in unsustainably low TiO2 contribution margins. TiO2 selling prices for these products could not be increased sufficiently to mitigate the higher inflationary costs. We have taken steps to reduce the economic impact on our business by shutting down the site during the fourth quarter of 2022 and into the first quarter of 2023 and by furloughing most of our employees at the site. We are in the process of restarting production for both TiO2 and functional additives in the first quarter of 2023, however we do not believe it is economically viable to continue TiO2 production longer term. We therefore intend to permanently close TiO2 production at our Duisburg site unless economic conditions meaningfully improve. As a result, we will engage with the relevant works council when required. Additionally, we will begin the process of re-assessing the useful lives of the assets at our Duisburg site during the first quarter of 2023 and this process will continue as our plans develop. We intend to transfer the production of certain specialty TiO2 products to other sites with lower manufacturing costs. We continue to see healthy demand for our functional additives products and expect to be able to mitigate the higher inflationary costs with pricing and therefore intend to continue the production of certain profitable functional additives products at this site.

Scarlino Gypsum Developments
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum from the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project at Montioni, a nearby former quarry owned and operated by third parties. Venator Italy Srl, the quarry operator and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry.

In the second quarter of 2021, we requested regional approval for a project for the use of gypsum in a specified on-site area on our Scarlino site. Following a review with relevant regional representatives, we submitted a revised request for regional approval in the first quarter of 2022. Following its determination that a preliminary (or screening) environmental impact assessment would be required, in November 2022 the Tuscany Region issued a further decree requiring a full environmental impact assessment before the project can be approved. We currently expect to submit the additional requested information to the Region by the end of the first quarter of 2023.

We continue to suspend TiO2 production from two of the three calciner streams at the facility to reduce the rate at which the remaining gypsum capacity both on-site and in the Montioni reclamation project is consumed. At the current one-stream operating rate, we will soon not have sufficient capacity for the gypsum produced and as a consequence expect to stop production during the second quarter of 2023. If we do not receive approvals for additional gypsum storage capacity by the end of the first quarter of 2023, we may permanently close the site and subsequently incur associated site closure costs.

Should we receive timely approvals, and we continue to operate the facility, we intend to continue to pursue longer-term options, including operational changes to reduce the volume of gypsum produced in our process and developing new business opportunities for the sale of gypsum for commercial use. However, in January 2023, we concluded, due to our inability to obtain required approvals from regulatory authorities for various options for gypsum disposal thus far and our assessment of the likelihood of obtaining these approvals prior to the end of the first quarter, that the useful life of the Scarlino property, plant and equipment should be reduced to the end of the second quarter of 2023. Adjustments to depreciation will be accounted for prospectively.

In September 2022, Venator was the successful bidder in an auction to purchase the La Vallina quarry in Tuscany. Venator successfully completed the purchase of the quarry on January 19, 2023. If our Scarlino facility remains operational and we receive the required approvals from regional authorities to operate the quarry as a landfill, at a future point the La Vallina quarry could be used as a landfill to provide longer-term disposal capacity for gypsum we produce at the Scarlino site.

Sale of Iron Oxide Business
On November 14, 2022, we entered into a definitive agreement with Cathay Industries to divest the disposal group for an approximate enterprise value of $140 million. Based on the carve out financial statements dated December 31, 2022, we estimate cash proceeds related to this sale will be approximately $135 million, as a result of purchase price adjustments for closing indebtedness of $20 million and closing fees, partially offset by an adjustment for primary working capital, all of which we expect to realize on March 31, 2023, which is the anticipated closing date, as well as a tax benefit which we expect will be realized in 2024. We anticipate that the borrowing base on our ABL will reduce by approximately $55 million as a result of closing this sale resulting in an estimated net liquidity improvement of approximately $80 million.

The disposal group is included in our Performance Additives operating segment, and the assets and liabilities of the disposal group are classified as assets held-for-sale as of December 31, 2022 on our consolidated balance sheet.

For the year ended December 31, 2022 we wrote down the carrying value of the assets held-for-sale to the fair value less cost to sell and recognized an impairment of $111 million, which was recorded in Restructuring, impairment and plant closing and transition costs in our consolidated statements of operations.

Recent Trends and Outlook
We expect the following in our Titanium Dioxide segment in the near term: (i) continued inflation in the cost of European energy and other raw material with moderation in costs as 2023 progresses; (ii) gradual recovery in demand throughout 2023; and (iii) alignment of production at our manufacturing facilities to respond to product demand.
We expect the following in our Performance Additives segment in the near term: (i) weaker demand for our color pigments products across all regions with gradual recovery through 2023; (ii) continued inflation in the cost of European energy and other raw materials with moderation in costs as 2023 progresses; and (iii) the impact of moderation at our Duisburg, Germany TiO2 and functional additives manufacturing site at the beginning of 2023, notwithstanding a healthy demand for functional additives products.
We commenced our 2022 Cost Reduction Program in the fourth quarter of 2022. This cost and operational improvement program is designed to increase annual EBITDA by $50 million compared to 2021, adjusted for the impact of foreign currency translation and inflation, by reducing selling, general and administrative expenses, and manufacturing costs through the implementation of more efficient operations and the reduction of manufacturing waste. We intend to complete all the actions necessary to deliver on our target by December 31, 2024. We estimate the cost to implement the plan to be $30 million, of which approximately $10 million will be incurred during 2023.
We expect total capital expenditures in 2023 to be approximately $55 million to $60 million, which consists primarily of maintenance capital expenditure and excludes capital expenditures for our iron oxide business beginning in the second quarter of 2023.

Further, we announced on January 20, 2023 that we plan to conduct a strategic review of our business and plan to strengthen our liquidity position and engage shareholders and debtholders with respect to our capital structure. Along with our advisors, we have commenced discussions with key stakeholders, as we evaluate all options to establish a sustainable capital structure. We welcome continued dialogue with our shareholders and debtholders on supporting Venator through this process. In the event that the strategic review concludes there is a need for deleveraging and/or equitization of part of Venator’s debt, this will very likely result in material dilution of the existing share capital.

E. Critical Accounting Estimates
The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in our consolidated financial statements. Our significant accounting policies are summarized in "Part III. Item 18. Financial Statements — Note 1. Description of Business, Going Concern, and Summary of Significant Accounting Policies" of this report. Summarized below are our critical accounting estimates:
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
The estimation of the useful lives of our long-lived assets is a significant estimate that requires management judgment and is assessed by management on a quarterly basis. At December 31, 2022, if the estimated useful lives of our property, plant and equipment had either been one year greater or one year less than their recorded lives, then depreciation expense for 2022 would have been approximately $11 million less or $14 million greater, respectively.
We are required to evaluate the carrying value of our long-lived tangible and intangible assets whenever events indicate that such carrying value may not be recoverable in the future or when management’s plans change regarding those assets, such as idling or closing a plant. We evaluate impairment by comparing undiscounted cash flows of the related asset groups that are largely independent of the cash flows of other asset groups to their carrying values. Key assumptions in determining the future cash flows include the useful life, asset groups, technology, competitive pressures, raw material pricing and regulations. In connection with our asset evaluation policy, we reviewed all of our long-lived asset groups for indicators that the carrying value may not be recoverable. As a result of this evaluation, we determined that impairment indicators existed for our European TiO2 and Functional Additives asset group at December 31, 2022. We concluded that the estimated undiscounted cash flows for the use and eventual disposition of the European TiO2 and Functional Additives asset group were in excess of the net carrying value of the asset group, and therefore no impairment was recorded.
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
The following weighted-average discount rate assumptions were used for the defined benefit and other postretirement plans for the year:

	December 31, 2022	December 31, 2021	December 31, 2020
Defined benefit plans
Projected benefit obligation	4.41%	1.58%	1.09%
Net periodic pension cost	1.58%	1.09%	1.60%
Other postretirement benefit plans
Projected benefit obligation	5.39%	2.91%	2.46%
Net periodic pension cost	2.91%	2.46%	3.27%
The expected return on plan assets is determined based on asset allocations, historical portfolio results, historical asset correlations and management's expected long-term return for each asset class. The expected rate of return on U.S. plan assets was 7.75% in 2022 and 2021, each, and the expected rate of return on non-U.S. plans was 2.75% and 4.00% for 2022 and 2021, respectively.
Management, with the advice of actuaries, uses judgment to make assumptions on which our employee pension and postretirement benefit plan obligations and expenses are based. The effect of a 1% (100 basis point) change in three key assumptions is summarized as follows (dollars in millions):

Assumptions	Statement of Operations(1)	Balance Sheet Impact(2)
Discount rate
1% increase	$3	$(73)
1% decrease	1	88
Expected long-term rates of return on plan assets
1% increase	(10)	—
1% decrease	10	—

(1)Estimated (decrease) increase on 2022 net periodic benefit cost.
(2)Estimated (decrease) increase on December 31, 2022 pension and postretirement liabilities and accumulated other comprehensive loss.
Income Taxes
We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of businesses and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limit our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable jurisdictions could affect the realization of deferred tax assets in those jurisdictions. As of December 31, 2022, we had total valuation allowances of $719 million. See "Part III. Item 18. Financial Statements and Supplementary Data—Note 19. Income Taxes" of this report for more information regarding our valuation allowances.
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

Our process for estimating the expected cost for remediation considers the information available, technology that can be utilized and estimates of the extent of environmental damage. Adjustments to our estimates are made periodically based upon additional information received as remediation progresses. As of December 31, 2022 and 2021, we had recognized a liability of $4 million and $10 million, respectively, related to these environmental matters. For further information, see "Part III. Item 18. Financial Statements and Supplementary Data—Note 23. Environmental, Health and Safety Matters" of this report.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Board of Directors
The following table sets forth certain information regarding the individuals who are members of our Board, including their ages as of February 21, 2023.

Name	Age	Position(s) at Venator
Stefan M. Selig	59	Chairman of the Board of Directors
Simon Turner	59	Director, President and Chief Executive Officer
Aaron Davenport	51	Director
Jame Donath	48	Director
Daniele Ferrari	61	Director
Peter Huntsman	59	Director
Heike van de Kerkhof	60	Director
Vir Lakshman	63	Director
Dr. Barry Siadat	69	Director
Biographical information concerning the members of our Board is set forth below.
Stefan M. Selig was appointed Chairman of the Board of Directors of Venator in January 2023. Mr. Selig is the founder of BridgePark Advisors LLC and serves as the Lead Independent Director of the Board of directors for Safehold Inc. and is a Board member of Simon Property Group. Mr. Selig served as Undersecretary of Commerce for International Trade for the U.S. Department of Commerce from June 2014 to June 2016. Prior to that time, Mr. Selig was with Bank of America Merrill Lynch from March 1999 to May 2014, ultimately serving as Executive Vice Chairman of Global Corporate and Investment Banking. Mr. Selig is a member of our Audit Committee.
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
Aaron Davenport was appointed as a director of Venator in January 2021. Mr. Davenport serves as Managing Director of SK Capital Partners, a private investment firm, a position he has held since August 2010. Mr. Davenport currently serves as Chairman of the Board of Seqens, Heubach, Noramco, Extractas Bioscience, Purisys and Woodstock Sterile Solutions, all private companies. Prior to joining SK Capital Partners, Mr. Davenport was a Principal at Arsenal Capital Partners where he co-led Arsenal's healthcare investing efforts and served on the firm's Operating and Investment Committees. Mr. Davenport's professional career began in a general management role with CB Richard Ellis/Whittier Partners, where his leadership positions included Director of Business Strategy and Development.

Jame Donath was appointed a director of Venator in January 2023. Mr. Donath is an investor and corporate director with over 20 years of experience sourcing and executing credit and private equity investments. He was formerly the Managing Partner of Magnolia Road Capital, a global event-driven credit hedge fund based in New York. Prior to forming Magnolia Road in 2013, Mr. Donath was a Managing Director at Davidson Kempner Capital Management in New York and London, where he launched and oversaw the firm’s European credit business. He started his career at Goldman Sachs in the Investment Banking Division. Mr. Donath is a member of our Compensation Committee and our Nominating and Corporate Governance Committee (the "Governance Committee").
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
Dr. Barry Siadat was appointed as a director and Chairman of the Board in December 2020. Following his resignation as Chairman of the Board and Lead Independent director in January 2023, Dr. Siadat continues to serve as a director of Venator. Dr. Siadat serves as Co-Founder and Managing Director of SK Capital Partners, a private investment firm, a position he has held since December 2007. Dr. Siadat currently serves as Chairman of the Board for Ascend Performance Materials, Aristech Acrylics, Archroma and SI Group. Additionally, he serves on the Board of Directors of Mt. Sinai Hospital in Miami Beach. Dr. Siadat began his career at W.R. Grace & Co., where he held a number of technical, operating and executive positions, including Vice President, Corporate Technologies. In 1995, he joined AlliedSignal where he was Corporate Vice President and Chief Growth Officer and later President of Avient Technologies.

Senior Management
The following table sets forth certain information regarding the individuals who are our members of senior management, including their ages as of February 21, 2023.

Name	Age	Position(s) at Venator
Executive Officers
Simon Turner	59	President and Chief Executive Officer, Director
Kurt Ogden	54	Executive Vice President and Chief Financial Officer
Russ Stolle	60	Executive Vice President, General Counsel and Chief Compliance Officer
Mahomed Maiter	61	Executive Vice President, Business Operations
Rob Portsmouth	57	Senior Vice President, Sustainability and EHS
Kevin Wilson	50	Senior Vice President, Human Resources
Stefano Soccol	55	Senior Vice President, TiO2 Commercial
Biographical information concerning our members of senior management is set forth below other than for Mr. Turner, our President, Chief Executive Officer and director, whose biography is set forth above under "Board of Directors."
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
Rob Portsmouth has served as Senior Vice President, Sustainability and EHS of Venator since May 2022. Dr. Portsmouth previously served as Senior Vice President, EHS, Innovation and Technology of Venator since January 2019 and Vice President, Innovation since April 2017. He has over 27 years of experience in the chemical industry having started his career with Royal Dutch Shell in South Africa before joining the Tioxide business of ICI in South Africa in 1996 where he held roles in manufacturing, operations and technical management. Dr. Portsmouth relocated to the U.K. in 2003 where he served as Director of Global Marketing and Director of Business Development for Huntsman’s Pigments and Additives business between 2003 and 2017. Dr. Portsmouth received his Doctorate in Chemical Engineering from the University of Cambridge (U.K.).
Kevin Wilson has served as Senior Vice President, Human Resources since August 2021. Mr. Wilson previously served as Vice President, Human Resources of Venator since August 2017 and as Global Human Resources Director of Huntsman's Pigments division since 2012. Mr. Wilson has over 20 years of human resources experience and prior to joining Venator and Huntsman held various positions with Siemens, TATA Group and BASF. Before moving into human resources,

Mr. Wilson qualified as a mechanical engineer and worked in a variety of engineering and manufacturing roles. He holds an MSc in Quality Management from the University of Sunderland.
Stefano Soccol has served as Senior Vice President, TiO2 Commercial since April 2022. Prior to joining Venator, Mr. Soccol served as Business Unit Director base chemicals, intermediates and polyolefins for Versalis, a petrochemical company owned by Eni, from June 2011 until March 2022. Mr. Soccol has over 30 years’ experience in the chemical and petrochemical industry, having served as commercial director and business development director for engineering and petrochemical companies at a global level. He has deep commercial, marketing, innovation and business development skills. Mr. Soccol relocated to the UK from Italy in 2022 where he served as Business Unit Director base chemicals, intermediates and polyolefins for Versalis. Mr. Soccol holds a masters degree in Chemical Engineering from Politecnico Milano.

B. Compensation
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors and members of our administrative, supervisory or management bodies for services in all capacities to us and our subsidiaries for the fiscal year ended December 31, 2022, as well as the amounts set aside or accrued for the fiscal year ended December 31, 2022 to provide pension, retirement or similar benefits to our directors and members of our administrative, supervisory or management bodies.

The following information on Directors’ remuneration has been prepared in accordance with disclosure requirements for a "quoted company" under the Companies Act.
Director Remuneration for 2022
The table below shows the remuneration paid to or receivable by, and benefits in kind granted to, our directors in 2022 (in thousands), and in the case of Mr. Turner, reflects the remuneration paid for his service as our Chief Executive Officer. Mr. Turner is the only executive director of the company. He is remunerated by our wholly-owned subsidiary, Venator Materials UK Limited, in GBP and the amounts below have been converted into US dollars.

	Executive	Non-executive[7]
Single total figure table	Simon Turner[6]	Daniele Ferrari[8]	Peter R. Huntsman[8]	Heike van de Kerkhof[8]	Vir Lakshman[8]	Miguel Kohlmann[8]	Kathy Patrick[8]	Total
Salary and fees	$966	$86	$75	$95	$95	$30	$75	$1,422
Taxable benefits[1]	$22	—	—	—	—	—	—	$22
Pension[2]	$145	—	—	—	—	—	—	$145
Other[3]	$7	$120	$120	$120	$120	$30	$120	$637
Total Fixed	$1,140	$206	$195	$215	$215	$60	$195	$2,226
STIP award[4]	$944	—	—	—	—	—	—	$1,234
LTIP award[5]	$2,625	—	—	—	—	—	—	$2,625
Total Variable	$3,569	—	—	—	—	—	—	$3,859
Total	$4,709	$206	$195	$215	$215	$60	$195	$5,795

1.For the CEO, taxable benefits relate to use of a company car. For the non-executive directors, there are no taxable benefits.
2.Pension amounts for 2022 relate to pension cash contributions paid to the CEO (please see "Pension" below for further details).
3.Other amounts for the CEO relate to a tax gross-up on his pension scheme. For non-executive directors, amounts relate to annual equity awards under the 2017 Stock Incentive Plan ("LTIP") (please see “Compensation of Non-Executive Directors” below for further details).
4.The short-term incentive plan ("STIP") award amount for 2022 relates to bonus amounts for the financial year ending December 31, 2022 and reflects the sum of an annual performance award under the plan and any additional discretionary bonus payments for exceptional results paid during the year. (Please see "STIP Award" below for further details).
5.Details of outstanding equity awards granted to the CEO under the LTIP are discussed below. The values included in the table above relate to the grant date fair values of awards granted under the LTIP. In accordance with the regulations, the fair value of the restricted stock unit and stock option awards are included in the single total figure of remuneration for the year in which they are granted. The value of performance units will be reported in the single total figure for the year in which the performance period ends.
6.Amounts paid to the CEO in GBP have been converted using an exchange rate of 1 GBP to 1.35 USD, being the exchange rate as of February 15, 2022, the date on which 2022 compensation was approved.
7.Non-executive directors Barry Siadat and Aaron Davenport waived their rights to compensation for 2022.

8.Please see "Compensation of Non-Executive Directors" below for an explanation of these fees. Ms. Patrick ceased serving as a director on August 9, 2022. Mr. Kohlmann was appointed as a director on August 9, 2022 and resigned on January 18, 2023. The table reflects fees for pro rata service for these directors.

Compensation of Non-Executive Directors

The fee policy for non-executive directors in 2022 was as follows:

Annual retainer		$60,000
Additional retainer:	Chairman of the Board[1]	$40,000
	Vice Chairman/Lead Independent Director[1]	$25,000
	Audit Committee: Chair	$20,000
	Audit Committee: Member[2]	$15,000
	Compensation Committee: Chair	$15,000
	Compensation Committee: Member[2]	$10,000
	Nominating & Governance Committee: Chair	$15,000
	Nominating & Governance Committee: Member[2]	$10,000
1.Dr. Siadat served as Chairman of the Board and Lead Independent Director until January 2023 and waived any compensation payable for these roles.
2.The chair of each committee was eligible to receive the retainer applicable to committee members in addition to the retainer applicable to the committee chair.

In addition to cash compensation, non-executive directors were eligible to receive annual equity based compensation with an aggregate grant date value equal to $120,000 in the form of either ordinary shares or share units, at the election of each director. These ordinary shares or share units were granted under the LTIP and were fully vested upon grant with no exercise price payable, other than the nominal value of the ordinary shares which is paid upon issuance. Details of the share awards granted in 2021 to the non-executive directors are set out in the table below:

	Award type	Value[1] ($'000)	Award date	No. of shares granted
Daniele Ferrari	Equity Share Units	$120	February 16, 2022	48,193
Peter R. Huntsman	Equity Shares	$120	February 16, 2022	48,193
Heike van de Kerkhof	Equity Shares	$120	February 16, 2022	48,193
Vir Lakshman	Equity Shares	$120	February 16, 2022	48,193
Miguel Kohlmann	Equity Shares Units	$30	November 8, 2022	40,541
Kathy Patrick	Equity Share Units	$120	February 16, 2022	48,193
Total		$630		281,506
1.Based on the share price on the date of grant of $2.49 on February 16, 2022 other than Mr. Kohlmann, which was based on the share price on the date of grant of $0.74 on November 8, 2022.

Compensation of Senior Management

For the year ended December 31, 2022, the aggregate compensation granted, accrued or paid to members of our administrative, supervisory and management bodies (including our Chief Executive Officer, who also serves as an executive director) for services in all capacities was $18.5 million.

STIP award
Mr. Turner was entitled to participate in an annual bonus arrangement referred to as the short-term incentive plan or "STIP" for the year ending December 31, 2022. The bonus opportunity for target performance under the annual performance plan component was 105% of base salary. Achievement levels between threshold and target under the annual performance plan component result in award payouts from 0% to 100% of target. Achievement levels between target and maximum result in award payouts from 100% to 200% of target for the CEO. The award under the annual performance plan component was based on:

Performance	Weighting	Performance (in millions) required at:			Actual	Payout
measure		Threshold	Target	Stretch	performance	(%)
Adjusted free cash flow[1]	40%	$(25)	$—	$25	$(98)	—%
Adjusted EBITDA[2]	25%	$220	$275	$300	$53	—%
Reduce legacy cash uses[3]	20%	$10	$14	$18	$29	40%
Discretionary for personal performance	15%	—	—	—	7.5%	7.5%
Total	100%					47.5%
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
2.For a description of Adjusted EBITDA, see Item 4. “Information on the Company” of this Annual Report.
3.An internal performance measure based on reduction in spend on pensions, the Pori facility, restructuring activities and business improvements.

The Compensation Committee made no adjustments to the final award payout determined in accordance with the corporate and performance criteria described above. With respect to the personal performance element under the annual performance plan component, the Compensation Committee considered Mr. Turner’s leadership and accomplishments on various matters, including the sale and leaseback of the Company’s Los Angeles, California facility, the favourable settlement in the arbitration with Neste Engineering Services resulting in a net payment to the Company, implementation of Project Rhine at the Company’s Duisburg, Germany facility, fixed cost savings and the outstanding year for personal and process safety at the Company, and awarded Mr. Turner a payout of 7.5% (or 50% of the target weighting). Based on performance during 2022 under the annual performance plan component, the Compensation Committee awarded a payout of 47.5% of target to Mr. Turner, as indicated in the table above. During 2022, the Compensation Committee also awarded Mr. Turner a one-time discretionary bonus of £304,000 for his efforts in connection with the exceptional result in the Tronox litigation and resulting $85 million cash settlement received by the Company. The STIP awards are paid in cash.

Pension
While employed by Huntsman prior to the separation, Mr. Turner participated in defined benefit pension arrangements through the tax-qualified Tioxide Pension Fund and, for service with Huntsman through 2010, the Huntsman Global Pension Scheme. The Tioxide Pension Fund was largely maintained to provide benefits for employees in Huntsman’s Pigments and Additives segment. Sponsorship of the plan was transferred to Venator in connection with the Separation. At the beginning of 2018, Huntsman transferred sponsorship of the Huntsman Global Pension Scheme to Venator and Venator continues to maintain the plan for applicable participants. Normal retirement age under these pension schemes is age 60 for Mr. Turner and he is not entitled to additional benefits if he retires early.
The company did not make any contributions under either of these plans for Mr. Turner in 2022 and will not make further contributions in future years. In lieu of making contributions to these plans, the company makes monthly cash payments to Mr. Turner that are approximately equivalent to amounts that he would have been eligible to receive as an active plan participant, although the amounts are not directly calculated pursuant to the terms of the pension plan documents and equate to approximately 15% of Mr. Turner’s salary. As of December 31, 2022, Mr. Turner had approximately 33 years of service in the U.K. and is fully vested in benefits from these plans.
LTIP Awards
Details of the supplemental equity granted to Mr. Turner under the LTIP in 2022 are set forth below. Other than as indicated below, the awards are not subject to performance conditions.

Award	Fair value[1] ($'000)	Award date	No. of shares granted	Exercise price ($)	Date of vesting/exercise	Expiry Date
Restricted stock units	1,750	February 16, 2022	702,811	—	The award vests in three equal annual installments beginning February 16, 2022	—
Stock options	875	February 16, 2022	583,333	2.49	The award vests in three equal annual installments beginning February 16, 2022	February 16, 2032
Performance Units[2]	875	February 16, 2022	Target: 351,406 Max: 702,811	—	The award vests on December 31, 2024 subject to achievement of three-year relative total shareholder return "TSR" performance	—
1.Based on the fair value of the awards at the date of grant. The fair value of the restricted stock units and the performance units on the date of grant is the same as the face value. The fair value of each stock option on the date of grant was $1.50 using the Black Scholes valuation method. Please see Note 18 to the Consolidated Financial Statements (“Share-Based Compensation Plans”) for additional information about the LTIP.
2.Performance units are paid based on relative performance against a group of peers over three years as follows:

Percentile Rank Relative TSR[a]	Payout Percentage of Target Number of Shares[b]
90th percentile or better	200%
75th percentile or better	175%
50th percentile or better	100%
25th percentile or better	50%
Less than 25th percentile	0%
a. The peer group comprises the following companies:

Albemarle Corporation	Chemours Company	Stepan Company
Ashland Global Holdings Inc.	Croda International Plc	Trinseo PLC
Axalta Coating Systems	Element Solutions Inc.	Tronox Limited
Cabot Corporation	Mineral Technologies Inc.	Wacker Chemie AG
b. Payout for performance between points determined using straight-line interpolation. The Committee may reduce the payout of performance units if absolute TSR is negative.

As of December 31, 2022, the CEO had outstanding the awards set forth below under the LTIP. Other than as indicated below, the awards are not subject to performance conditions.

Awards	Award date	No. of shares outstanding	Exercise price ($)	Date of vesting/exercise	Expiry Date
Stock option	August 16, 2017	57,496	15.81	Fully vested February 1, 2021	February 1, 2027
Stock option	August 16, 2017	54,268	6.67	Fully vested February 1, 2021	February 1, 2027
Stock option	August 16, 2017	11,145	17.13	Fully vested February 1, 2021	February 1, 2027
Stock options	September 27, 2017	41,494	22.83	Fully vested September 27, 2021	September 27, 2027
Stock options	February 14, 2018	109,409	21.86	The award vests in three equal annual installments beginning February 14, 2019[1]	February 14, 2028
Stock options	February 13, 2019	223,214	5.75	The award vests in three equal annual installments beginning February 13, 2020[1]	February 13, 2029
Restricted stock units	February 11, 2020	147,849	—	The award vests in three equal annual installments beginning February 11, 2021[2]	—
Performance units	February 11, 2020	221,774	—	The award vests on December 31, 2022, subject to the achievement of relative TSR performance metrics during the performance period from January 1, 2020 to December 31, 2022	—
Stock options	February 11, 2020	455,298	3.10	The award vests in three equal annual installments beginning February 11, 2021[1]	February 11, 2030
Restricted stock units	February 17, 2021	282,485	—	The award vests in three equal annual installments beginning February 17, 2022[2]	—
Performance units	February 17, 2021	211,864	—	The award vests on December 31, 2023, subject to the achievement of relative TSR performance metrics during the performance period from January 1, 2021 to December 31, 2023	—
Stock options	February 17, 2021	366,109	4.13	The award vests in three equal annual installments beginning February 17 2022[1]	February 17, 2031
Restricted Stock Units	February 16, 2022	702,811		The award vests in three equal annual installments beginning February 16, 2023
Performance units	February 17, 2021	351,406	—	The award vests on December 31, 2023, subject to the achievement of relative TSR performance metrics during the performance period from January 1, 2021 to December 31, 2023	0
Stock options	February 16, 2022	583,333	2.49	The award vests in three equal annual installments beginning February 16, 2023	February 16, 2032
Total		3,819,555
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
Executive Severance Plan
We adopted the Executive Severance Plan in 2017 to provide severance and change of control benefits to certain of our executives, including Mr. Turner, in connection with a termination of the executive’s employment by us without "Reasonable Cause," or by the executive for "Good Reason," (both terms of which are defined below). In November 2017, we amended and restated the Executive Severance Plan to provide market severance benefits to our key executives and to be more inclusive for our participants outside of the U.S.
The Executive Severance Plan provides our participants with cash payments upon a qualifying termination event equal to two times the executive’s base compensation plus an amount equal to the executive’s "Pro Rata Bonus for Termination Year." The portion of the payment related to base compensation will be paid within 60 days of an executive’s termination, and the portion of the payment related to the pro rata bonus will be paid in ordinary course under the applicable plan as payments are made to the remaining participating employee population, unless otherwise required by applicable law. In the event that a participant is eligible to receive severance benefits pursuant to a separate plan or arrangement, whether by contract with us or through a regulatory entitlement, the participant will not be eligible for severance benefits pursuant to the Executive Severance Plan unless the participant waives all rights to the benefits under that separate severance plan, arrangement or entitlement. Conversely, the participant can elect not to participate in the Executive Severance Plan and continue to be eligible for benefits under such a separate severance plan, arrangement or entitlement. In connection with the amendment and restatement of the plan, Mr. Turner waived his rights to a 12‑month notice of termination benefit in favor of eligibility under the Executive Severance Plan.
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

C. Board Practices
Our Board consists of nine members. Our Board has determined that eight of our nine directors, Dr. Siadat, Messrs. Davenport, Ferrari, Huntsman, Lakshman, Selig and Donath, and Ms. van de Kerkhof, are independent as that term is defined under the rules of the NYSE. Each of our directors serves for a term of one year.
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
Audit Committee
The audit committee, which consists of Messrs. Lakshman (Chair), Huntsman and Selig, assists the Board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Lakshman serves as chair of the committee. The audit committee consists exclusively of members of our Board who are financially literate, and Mr. Lakshman is considered an "audit committee financial expert" as defined by applicable SEC rules. Our Board has determined that all of the members of the audit committee satisfy the independence requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with New York Stock Exchange rules. The audit committee’s responsibilities include:
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

Compensation Committee
The compensation committee, which consists of Messrs. Ferrari (Chair) and Donath and Ms. van de Kerkhof, assists the Board in determining the compensation of our executive officers. Mr. Ferrari serves as chair of the committee. Under SEC and NYSE rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard with respect to all members, we have determined that all members meet this heightened standard. The compensation committee’s responsibilities include:
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

Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which consists of Ms. van de Kerkhof (Chair) and Messrs. Donath and Ferrari, assists our Board in identifying individuals qualified to become members of our Board consistent with criteria established by our Board and in developing our corporate governance principles. Ms. van de Kerkhof serves as chair of the committee. The nominating and corporate governance committee’s responsibilities include:
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
At each date shown, we had the following employees broken out by department and geography:

December 31, 2022	Total	Europe	APAC	North America
Direct production and distribution	2,830	2,244	402	184
Sales and administration	497	400	64	33
Research and development	86	86	—	—
Total	3,413	2,730	466	217
December 31, 2021
Direct production and distribution	2,945	2,386	395	164
Sales and administration	484	389	63	32
Research and development	93	93	—	—
Total	3,522	2,868	458	196
December 31, 2020
Direct production and distribution	3,100	2,550	390	160
Sales and administration	477	380	64	33
Research and development	108	108	—	—
Total	3,685	3,038	454	193

We consider our employee relations to be good. A significant number of our employees are employed in jurisdictions where they are represented by a local works council consisting of company and employee representatives. A number of our employees are members of unions and we have entered into collective bargaining agreements with these unions on terms that we believe are typical for the industry in which we operate. We have experienced work stoppages in the past, but do not consider any of these work stoppages to have been material to our operations. We also employed on average 318, 173 and 174 temporary contract and agency staff in 2022, 2021 and 2020, respectively. Our average total headcount, including employees, temporary contract and agency staff, was 3,731, 3,695 and 3,859 in 2022, 2021 and 2020, respectively.

E. Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation—Outstanding Equity Awards, Grants and Option Exercises” and “Item 7.A—Major Shareholders.”
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders
The following table sets forth the beneficial ownership of our shares as of February 10, 2023:
•each person who we know owns beneficially more than 5% of our ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In accordance with the regulations of the SEC, in computing the number of ordinary shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all ordinary shares subject to options or other rights held by the person that are currently exercisable or exercisable within 60 days of February 10, 2023, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
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

	Ordinary shares Beneficially Owned(1)
Name of Beneficial Owner	Shares	Percent(2)
5% OR MORE BENEFICIAL OWNERS:
SK Praetorian Holdings, L.P. (3)	42,429,807	39.3%
J&T MS 1 SICAV a.s.(4)	15,401,123	14.3%
Huntsman Corporation(5)	9,688,761	9.0%
DIRECTORS AND EXECUTIVE OFFICERS
Stefan M. Selig	—	*
Aaron C. Davenport	—	*
Jame Donath	—	*
Daniele Ferrari(6)	147,574	*
Peter R. Huntsman(7)	151,456	*
Heike van de Kerkhof	51,374	*
Vir Lakshman	51,442	*
Dr. Barry B. Siadat(3)	42,429,807	39.3%
Simon Turner(8)	1,390,664	*
Kurt Ogden(9)	485,093	*
Russ Stolle(10)	417,041	*
Mahomed Maiter(11)	379,782	*
Dr. Robert L. Portsmouth(12)	164,569	*
Stefano Soccol	—

Kevin Wilson(13)	85,309	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (15 persons)(14)	45,794,652	42.4%
* Less than 1%
(1) Unless otherwise indicated, the address of each beneficial owner is c/o Venator Materials PLC, Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, TS22 5FD, United Kingdom and such beneficial owner has sole voting and dispositive power over such shares.
(2) Based upon an aggregate of 108,090,520 ordinary shares outstanding on February 10, 2023.
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
(4) As reported in Schedule 13D/A filed with the SEC on January 10, 2023. Based on such 13G/A filing, J&T MS 1 SICAV a.s. and Sokolovská 700/113a, Prague 8 each has shared voting power over 15,401,123 shares, sole voting power over 0 shares, shared dispositive power over 15,401,123 shares and sole dispositive power over 0 shares. AMISTA is the sole director of J&T MS 1. J&T MS 1 SICAV. The address of J&T MS 1 SICAV a.s. is Sokolovská 700/113a, Prague 8, Czech Republic.
(5) As reported in Schedule 13G/A filed with the SEC on February 1, 2021. Represents ordinary shares held of record by Huntsman (Holdings) Netherlands, B.V., which is a wholly‑owned subsidiary of Huntsman Corporation. Based on such 13G filing, Huntsman Corporation has sole voting power over 9,688,761 shares, shared voting power over 0 shares, sole dispositive power over 9,688,761 shares and shared dispositive power over 0 shares. The address of Huntsman Corporation is 10003 Woodloch Forest Drive, The Woodlands, Texas, 77380.
(6) Consists of 147,574 vested share units, the shares underlying which will be deliverable upon termination of service.
(7) Includes 70,325 vested share units, the shares underlying which will be deliverable upon termination of service.
(8) Includes options to purchase 922,596 ordinary shares that are exercisable within 60 days of February 10, 2023.
(9) Includes options to purchase 322,435 ordinary shares that are exercisable within 60 days of February 10, 2023.
(10) Includes options to purchase 298,606 ordinary shares that are exercisable within 60 days of February 10, 2023.
(11) Includes options to purchase 268,660 ordinary shares stock that are exercisable within 60 days of February 10, 2023.
(12) Includes options to purchase 117,099 ordinary shares that are exercisable within 60 days of February 10, 2023.
(13) Includes options to purchase 69,027ordinary shares that are exercisable within 60 days of February 10, 2023.
(14) Includes options to purchase a total of 1,998,423 ordinary shares that are exercisable within 60 days of February 10, 2023, and a total of 258,440 vested share units, the shares underlying which will be delivered to the applicable holder upon termination of service.
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
To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.
We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Record Holders
We have three holders of record, including two record holders in the U.S. To our knowledge, as of January 31, 2023, approximately 82% of our total outstanding ordinary shares are held in the U.S by beneficial owners.

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
In addition, for U.S. federal income tax purposes Huntsman recognized a gain as a result of the internal restructuring and IPO to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain recognized, the basis of the assets associated with our U.S. businesses increased. Pursuant to the tax matters agreement, we are required to make a future payment to Huntsman for any actual U.S. federal income tax savings we recognize as a result of any such basis increase for tax years through December 31, 2028. As of each of December 31, 2022 and 2021, we expected future payments to be $21 million.
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
Sales to SK Capital Partners Portfolio Companies
Two of our directors, Barry Siadat and Aaron Davenport, each have an interest in SK Capital Partners, LP, a registered investment adviser, as well as in investment funds advised by SK Capital Partners that invest in portfolio companies in the chemicals, pharmaceuticals and specialty materials space. In their roles as Managing Directors of SK Capital Partners, each sits on certain boards of such portfolio companies. From time to time, we may enter into commercial transactions with SK Capital portfolio companies. During 2022, we did not make purchases from any such portfolio companies and had sales to such portfolio companies of $4 million in the aggregate, with no sales to any individual company in an amount greater than $2 million. All such transactions were arms-length commercial transactions.

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

B. Significant Changes
Except as set forth in this Annual Report, there have been no significant changes since December 31, 2022.

ITEM 9. THE OFFER AND LISTING
Not applicable.

A. Offer and Listing Details
Our ordinary shares, $0.001 par value per share, are listed on the NYSE under the symbol "VNTR." As of February 17, 2023, there were three shareholders of record and the closing price of our ordinary shares on the New York Stock Exchange was $0.67 per share.

B. Plan of Distribution
Not applicable.

C. Markets
The information required by this item is set forth in "A. Offer and Listing Details."

D. Selling Shareholders

Not applicable.

E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by this section, including a summary of certain key provisions of our articles of association, is set forth in Exhibit 2.1 (Description of Share Capital) filed as an exhibit to this Annual Report on Form 20-F and is incorporated herein by reference.

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
On November 14, 2022, we entered into a definitive agreement with Cathay Industries to divest the iron oxide business from within the Color Pigments business (the “disposal group”) for an approximate enterprise value of $140 million. Based on the carve out financial statements dated December 31, 2022, we estimate cash proceeds related to this sale will be approximately $135 million, as a result of purchase price adjustments for closing indebtedness of $20 million and closing fees, partially offset by an adjustment for primary working capital, all of which we expect to realize on March 31, 2023, which is the anticipated closing date, as well as a tax benefit which we expect will be realized in 2024.
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
This following summary is based on the Code, existing, proposed and temporary U.S. Treasury regulations promulgated thereunder, published rulings of the IRS and administrative and judicial interpretations thereof, in each case as in effect on the date of this filing. All the foregoing is subject to change, which change could apply retroactively, and subject to differing interpretations, all of which could affect the tax considerations described below. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. No ruling will be sought from the IRS with respect to any statement or conclusion in this discussion, and there can be no assurances that the IRS will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained by a court. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of our ordinary shares in their particular circumstances.
As used herein, a "U.S. holder" is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the U.S.;
•a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more "United States persons" persons (as defined in the Code Section 7701(a)(30)) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place under applicable U.S. Treasury regulations to be treated as a United States person.
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
Tax Residence of the Company for U.S. Federal Income Tax Purposes
While, for U.S. federal tax purposes, a corporation is generally considered to be a tax resident of the jurisdiction of its organization or incorporation, Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be classified as a U.S. corporation for U.S. federal tax purposes. The law and Treasury regulations promulgated under Section 7874 of the Code are complex and somewhat unclear, and may depend upon the subjective valuation of certain assets. Even though, as part of our internal reorganization, we acquired from affiliates of Huntsman certain assets, including stock of U.S. subsidiaries and assets previously held by U.S. corporations, we have historically taken, and intend to continue to take, the position that the Company will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The remainder of this discussion assumes such position will be respected.
Distributions
Although we do not currently plan to make distributions, and subject to the discussion in "—Passive Foreign Investment Company Considerations" below, the amount (before reduction for any amounts withheld in respect of non-U.S. withholding tax, if any) of distributions received by a U.S. holder with respect to our ordinary shares will be taxable as dividends in the year received (or deemed received) to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends generally will be includible in a U.S. holder's gross income in accordance with the U.S. holder's method of accounting for U.S. federal income tax purposes. Distributions in excess of both current and accumulated earnings and profits will then be treated as a non-taxable return of capital to the U.S. holder to the extent of, and will be applied against and correspondingly reduce, the U.S. holder's adjusted tax basis in the ordinary shares, and thereafter will be treated as capital gains from the sale or exchange of such ordinary shares. Such gains will be taxable as long-term capital gain if the U.S. holder has held the ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate (and do not intend to calculate) our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Dividends on the ordinary shares received by non-corporate U.S. holders generally will not be eligible for the dividends received deduction allowed to U.S. corporations for dividends received from certain other corporations.
Certain non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains applicable to qualified dividend income (as discussed below) if we are a "qualified foreign corporation" and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) if its ordinary shares are readily tradable on an established securities market in the United States. Our ordinary shares are currently listed on the NYSE, which is an established securities market in the U.S. and accordingly any such dividends will generally be "qualified dividend income" in the hands of individual U.S. holders, provided that they satisfy certain holding period and other requirements. In the event that our ordinary shares are delisted from the NYSE, whether any dividends are “ qualified dividend income” will depend on our ability to qualify for the benefits of a tax treaty with the United States. While we currently believe that we qualify for such tax treaty benefits, we cannot provide any assurances that we currently (or will) qualify for any such tax treaty benefits in the event that our ordinary shares are delisted from the NYSE.
Dividends on ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain limitations, a U.S. holder generally may claim the amount of any U.K. withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. The U.K. currently does not have a dividend withholding tax but there is no assurance that a dividend withholding tax will not be enacted in the future. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder's U.S. federal income tax liability that such U.S. holder's foreign source taxable income bears to such U.S. holder's worldwide taxable income. In applying this limitation, a U.S. holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income. However, if the Company is a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to the Company’s U.S.-source earnings and profits may be re-characterized as U.S.-source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. Under an exception, dividends will not be allocated to U.S.-source income if less than 10% of the earnings and profits of the United States-owned foreign corporations are attributable to sources within the United States. We cannot provide any assurances that we are not or will not be characterized as a “United States-owned foreign corporation.” If we are a United States-owned foreign corporation, if 10% or more of our earnings and profits are attributable to sources within the United States, the portion of the dividends paid on the ordinary shares allocable to our U.S.-source earnings and profits would be treated as U.S.-source, and a U.S. Holder would not be permitted to offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of the dividends. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.
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
Sale, Exchange or Other Taxable Disposition of Ordinary Shares
A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale, exchange or disposition and the U.S. holder's adjusted tax basis for those ordinary shares. Subject to the discussion in "—Passive Foreign Investment Company Considerations" below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ordinary shares generally will be equal to the cost of such ordinary shares paid by the U.S. holder. Capital gain from the sale, exchange or other taxable disposition of the ordinary shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder's holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes.
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
Based on our market capitalization, the composition of our assets, income and operations, and our ordinary shares being publicly traded for U.S. federal income tax purposes, we do not believe that we currently are a PFIC, and we do not expect to become a PFIC in future taxable years. Because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years. Our status in any taxable year will depend on our assets, income and activities in each year (which could change significantly during the course of a taxable year), including the market value of our assets for such taxable year, which generally will be, in part, based on the market price of our ordinary shares (which may be volatile), and whether our stock is publicly traded for U.S. federal income tax purposes.. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the future.
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

These paragraphs do not describe all of the circumstances in which holders of our ordinary shares may benefit from an exemption or relief from U.K. taxation. It is recommended that all holders of our ordinary shares obtain their own tax advice. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.

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
The carrying value of our floating rate debt is $433 million at December 31, 2022. A hypothetical 1% increase in interest rates on our floating rate debt as of December 31, 2022 would increase our interest expense by approximately $4 million on an annualized basis.
Foreign Exchange Rate Risk
We are exposed to market risks associated with foreign exchange. Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various foreign currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our foreign currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. At December 31, 2022 and 2021 we had $71 million and $68 million notional amount (in U.S. dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month.
In August 2019 we entered into three fixed to fixed cross-currency swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €181 million on which a weighted average rate of 3.73% was payable. The cross-currency swaps were designated as cash flow hedges of a fixed rate U.S. Dollar intercompany loan and the economic effect is to eliminate uncertainty on the U.S. Dollar cash flows.
During 2022, we entered into five transactions whereby, in each transaction, we terminated three existing cross-currency swaps and concurrently entered into three new cross-currency interest rate swaps resulting in total cash proceeds of $24 million across all five transactions. As of December 31, 2022, we have three cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €207 million on which a weighted average rate of 4.30% is payable. The cross-currency swaps have been designated as fair value hedges of a fixed rate U.S. Dollar intercompany loan. The cross-currency swaps are set to mature in July 2025, which is the best estimate of the repayment date on the intercompany loan.
Commodity Price Risk
A portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with the changes in the business cycle. We try to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw material costs through timely price increases and formula price contracts to transfer or share commodity price risk. We also manage our raw material and energy costs with a mix of fixed and variable price supply arrangements, some of which require the purchase of minimum quantities. We did not have any commodity derivative instruments that were required to be marked-to-market as of December 31, 2022 and 2021.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable

ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As required by rule 13-a 15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective, in that they ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Changes in Internal Control Over Financial Reporting
There were no changes to our internal control over financial reporting during the twelve months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).
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
Our management assessed the effectiveness of our internal control over financial reporting and concluded that, as of December 31, 2022, such internal control is effective. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) (“COSO”).
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accountants, Deloitte & Touche LLP, with direct access to our Board of Directors through our Audit Committee, have audited our consolidated financial statements and have issued an attestation report on internal control over financial reporting as of December 31, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Venator Materials PLC

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Venator Materials PLC and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 21, 2023, expressed an unqualified opinion on those financial statements.

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
February 21, 2023

ITEM 16 RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Vir Lakshman qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, the Board has determined that Vir Lakshman, Peter Huntsman and Stefan Selig each satisfy the “independence” requirements as set forth in Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table shows the aggregate fees billed by Deloitte & Touche LLP and Deloitte Touche Tohmatsu Limited member firms in 2022 and 2021 for the services indicated (dollars in thousands):

	2022	2021
Audit Fees (1)	3,548	3,037
Audit-Related Fees (2)	5	254
Tax Fees (3)	694	1,549
All Other Fees (4)	—	33
Total	$4,247	$4,873
(1) Includes fees associated with annual integrated audits of Venator Materials PLC, reviews of Quarterly Reports on Form 6-K and statutory audits required internationally.
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

ITEM 18. FINANCIAL STATEMENTS
VENATOR MATERIALS PLC AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Venator Materials PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Venator Materials PLC and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is projecting both insufficient liquidity to meet its obligations as they become due over the next twelve months and a violation of its debt covenants, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Property, plant and equipment – Scarlino useful lives - Refer to Note 1 to the financial statements

Critical Audit Matter Description

The Company’s Scarlino, Italy titanium dioxide manufacturing facility generates gypsum from the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project at a nearby former quarry owned and operated by third parties. In the second quarter of 2021, the Company requested approval from regulatory authorities for a project for the use of gypsum in a specified on-site area on its Scarlino site; however, approval has not yet been granted. The Company has suspended titanium dioxide production from two of the three calciner streams at the facility to reduce the rate at which the remaining gypsum capacity both on-site and in the quarry reclamation project is consumed. At the current one-stream operating rate, the Company will soon not have sufficient capacity for the gypsum produced and as a consequence expects to stop production during the second quarter of 2023. If the Company does not receive approvals for additional gypsum storage capacity by the end of the first quarter of 2023, it may permanently close the site. The property, plant and equipment at the Company’s Scarlino manufacturing facility has a net book value of $87 million and the Scarlino manufacturing facility is included in the Company’s European TiO2 and Functional Additives asset group, which was evaluated for impairment as discussed below. Additionally, the Company evaluated the useful life of the property, plant and equipment at the Scarlino manufacturing plant at various times throughout 2022 as facts and circumstances warranted. In January 2023, management concluded that due to its inability to obtain required approvals from regulatory authorities for various options for gypsum disposal thus far and its assessment of the likelihood of obtaining these approvals prior to the end of the first quarter of 2023, that the useful life of the Scarlino property, plant and equipment should be reduced to the end of the second quarter of 2023. Adjustments to depreciation will be accounted for prospectively.

We identified management’s judgments regarding the useful life of the Scarlino property, plant and equipment throughout 2022 as a critical audit matter because of (1) the uncertainty associated with obtaining any required government approvals for additional capacity at the on-site landfill and any longer-term options for disposing of the gypsum, (2) the significant management judgments, estimates, and assumptions used to determine the useful life of the Scarlino property, plant and equipment. Testing management’s judgments, estimates, and assumptions required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments, estimates, and assumptions regarding the useful life of the Scarlino property, plant and equipment, included the following, among others:

•We tested the effectiveness of controls over management’s judgments, estimates, and assumptions involved in the evaluation of the useful life of the Scarlino property, plant and equipment.

•We evaluated the reasonableness of management’s judgments and assumptions regarding the useful life of the Scarlino property, plant and equipment by:

◦Performing inquiries with the Company’s management and subject matter experts regarding their views on the most likely outcome of the regulatory approval process for additional capacity at the on-site landfill and the feasibility of longer-term options for disposal of the gypsum and to reduce the volume of gypsum produced in the Scarlino manufacturing process or developing new business opportunities for the sale of gypsum for commercial use.

◦Evaluating written correspondence and other materials between the Company and the regulatory authorities related to the Company’s request for approval of additional capacity at the on-site landfill, as well as longer-term options for disposal of the gypsum and to reduce the volume of gypsum produced in the Scarlino manufacturing process.

◦Observing the Company’s facility and the former quarry to corroborate management’s assertion that disposal capacity was available into the second quarter of 2023 as the Company evaluated longer-term options.

•We evaluated management’s financial statement disclosures regarding the uncertainty associated with obtaining required regulatory approvals for additional capacity at the on-site landfill and any longer-term options for disposing of the gypsum, and its conclusion to reduce the useful life of the Scarlino property plant and equipment beginning in January 2023.

Property, plant and equipment – impairment evaluation - Refer to Note 22 to the financial statements

Critical Audit Matter Description

Various macroeconomic factors have led to a significant reduction in demand for titanium dioxide in the second half of 2022 and the Company’s 2022 sales volumes in the Titanium Dioxide segment declined by 19% compared to 2021. Additionally, raw material and energy costs increased significantly during 2022. The Company decreased production at several European manufacturing facilities in the fourth quarter of 2022, including the Scarlino, Italy titanium dioxide manufacturing facility discussed above. As a result of the above facts and circumstances, the Company identified an impairment indicator for its European TiO2 and Functional Additives asset group at December 31, 2022. The property, plant and equipment at the Company’s European TiO2 and Functional Additives asset group as of December 31, 2022 has a net book value of $448 million. The Company concluded that the estimated undiscounted cash flows for the use and eventual disposition of the European TiO2 and Functional Additives asset group were in excess of the net carrying value of the asset group, and therefore no impairment was recorded.

We identified management’s judgments regarding the future cash flows of the European TiO2 and Functional Additives asset group as a critical audit matter because of the significant management judgments, estimates, and assumptions made to evaluate the European TiO2 and Functional Additives asset group for impairment, including judgements and assumptions about the continued availability of the Scarlino manufacturing facility and other actions planned to be taken by the Company to reduce titanium dioxide manufacturing capacity permanently. Testing management’s judgments, estimates, and assumptions required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments, estimates, and assumptions regarding the recoverability of the European TiO2 and Functional Additives asset group included the following, among others:

•We tested the effectiveness of controls over management’s judgments, estimates, and assumptions involved in the evaluation of the future cash flows of the European TiO2 and Functional Additives asset group, including controls over the Company’s forecasting process.

•We evaluated the Company’s conclusion that the European TiO2 and Functional Additives asset group is the appropriate level for determining independent cash flows.

•We tested the mathematical accuracy of management’s forecast of future cash flows of the European TiO2 and Functional Additives asset group and the comparison to the carrying value of such asset group.

•We evaluated the reasonableness of management’s forecast of future cash flows of the European TiO2 and Functional Additives asset group by:

◦Evaluating the reasonableness of management’s forecasts by comparing the forecasts to (1) historical and current year results, (2) internal communications to management and the Board of Directors, (3) forecasted information included in industry reports of the Company, and (4) third-party and independently researched market data.

◦Evaluating the reasonableness of the methodology used to estimate future cash flows considering planned actions to be taken by the Company to reduce titanium dioxide manufacturing capacity permanently.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 21, 2023

We have served as the Company's auditor since 2020.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In millions, except par value)	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents(a)	$114	$156
Accounts receivable (net of allowance for doubtful accounts of $3 and $4, respectively)(a)	234	363
Accounts receivable from affiliates	13	8
Inventories(a)	499	478
Prepaid expenses	27	23
Other current assets	48	61
Assets held for sale	198	—
Total current assets	1,133	1,089
Property, plant and equipment, net(a)	640	848
Operating lease right-of-use assets(a)	17	30
Intangible assets, net(a)	2	11
Investment in unconsolidated affiliates	114	101
Deferred income taxes	11	77
Other noncurrent assets	152	208
Total assets	$2,069	$2,364
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(a)	$255	$360
Accounts payable to affiliates	30	17
Accrued liabilities(a)	106	125
Current operating lease liability	3	6
Current portion of debt	1,041	5
Liabilities held for sale	94	—
Total current liabilities	1,529	513
Long-term debt including finance leases	6	949
Operating lease liability(a)	15	28
Other noncurrent liabilities	202	285
Noncurrent payable to affiliates	7	21
Total liabilities	1,759	1,796
Commitments and contingencies (Notes 22 and 23)
Equity
Ordinary shares $0.001 par value, 200 shares authorized, each, 108 and 107 issued and outstanding, respectively	—	—
Additional paid-in capital	1,345	1,337
Accumulated deficit	(648)	(460)
Accumulated other comprehensive loss	(391)	(314)
Total Venator Materials PLC shareholders' equity	306	563
Noncontrolling interest in subsidiaries	4	5
Total equity	310	568
Total liabilities and equity	$2,069	$2,364

(a) At December 31, 2022 and 2021, the following amounts from consolidated variable interest entities are included in the respective balance sheet captions above: $6 and $4 of cash and cash equivalents; $9 and $7 of accounts receivable, net; $6 and $2 of inventories; $3 each of property, plant and equipment, net; $2 and nil of operating lease right-of-use assets; $2 and $5 of intangible assets, net; $3 each of accounts payable; and $4 and $3 of accrued liabilities. See "Note 9. Variable Interest Entities."

See notes to consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(Dollars in millions, except per share amounts)	2022	2021	2020
Trade sales, services and fees, net	$2,173	$2,212	$1,938
Cost of goods sold	2,088	2,020	1,778
Operating expenses:
Selling, general and administrative	146	155	156
Restructuring, impairment and plant closing and transition costs	142	68	58
Other operating (income) expense, net	(54)	27	14
Total operating expenses	234	250	228
Operating Loss	(149)	(58)	(68)
Interest expense	(76)	(71)	(64)
Interest income	15	12	12
Other income, net	92	12	27
Loss before income taxes	(118)	(105)	(93)
Income tax (expense) benefit	(63)	31	(12)
Net loss	(181)	(74)	(105)
Net income attributable to noncontrolling interests	(7)	(3)	(7)
Net loss attributable to Venator	$(188)	$(77)	$(112)

Per Share Data:
Loss attributable to Venator Materials PLC ordinary shareholders, basic	$(1.74)	$(0.72)	$(1.05)
Loss attributable to Venator Materials PLC ordinary shareholders, diluted	$(1.74)	$(0.72)	$(1.05)

See notes to consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,
(Dollars in millions)	2022	2021	2020
Net loss	$(181)	$(74)	$(105)
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(92)	(37)	78
Pension and other postretirement benefits adjustments	14	53	(11)
Adjustments to equity method investments	3	—	—
Hedging instruments	(2)	(1)	(11)
Other comprehensive (loss) income, net of tax	(77)	15	56
Comprehensive loss	(258)	(59)	(49)
Comprehensive income attributable to noncontrolling interest	(7)	(3)	(7)
Comprehensive loss attributable to Venator	$(265)	$(62)	$(56)

See notes to consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(Dollars in millions)	Shares	Amount
Balance, January 1, 2020	107	$—	$1,322	$(271)	$(385)	$7	$673
Net (loss) income	—	—	—	(112)	—	7	(105)
Other comprehensive loss	—	—	—	—	56	—	56
Dividends paid to noncontrolling interests	—	—	—	—	—	(8)	(8)
Activity related to stock plans	—	—	8	—	—	—	8
Balance, December 31, 2020	107	$—	$1,330	$(383)	$(329)	$6	$624
Net (loss) income	—	—	—	(77)	—	3	(74)
Other comprehensive income	—	—	—	—	15	—	15
Dividends paid to noncontrolling interests	—	—	—	—	—	(4)	(4)
Activity related to stock plans	—	—	7	—	—	—	7
Balance, December 31, 2021	107	$—	$1,337	$(460)	$(314)	$5	$568
Net (loss) income	—	—	—	(188)	—	7	(181)
Other comprehensive loss	—	—	—	—	(77)	—	(77)
Dividends paid to noncontrolling interests	—	—	—	—	—	(8)	(8)
Activity related to stock plans	1	—	8	—	—	—	8
Balance, December 31, 2022	108	$—	$1,345	$(648)	$(391)	$4	$310

See notes to consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(Dollars in millions)	2022	2021	2020
Operating Activities:
Net loss	$(181)	$(74)	$(105)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	107	119	114
Deferred income taxes	59	(44)	2
(Gain) Loss on disposal of assets	(44)	10	(5)
Noncash restructuring and impairment charges	116	10	35
Noncash legal settlement	(13)	—	—
Separation (gain) loss, net	(1)	3	(10)
Noncash interest	5	5	5
Noncash (gain) loss on foreign currency transactions	(2)	7	4
Other, net	9	7	8
Changes in assets and liabilities:
Accounts receivable	69	(65)	14
Inventories	(172)	(60)	102
Prepaid expenses	(7)	—	(3)
Other current assets	(15)	(19)	11
Other noncurrent assets	9	(49)	(32)
Accounts payable	(32)	120	(77)
Accrued liabilities	23	6	(6)
Other noncurrent liabilities	(44)	43	(23)
Net cash (used in) provided by operating activities	(114)	19	34
Investing Activities:
Capital expenditures	(69)	(73)	(69)
Proceeds from sale of businesses/assets	56	10	6
Cash received from unconsolidated affiliates	58	28	33
Investment in unconsolidated affiliates	(69)	(25)	(46)
Cash received from notes receivable	—	—	12
Net cash used in investing activities	(24)	(60)	(64)
Financing Activities:
Proceeds from (payments on) short-term debt, net	75	(2)	3
Proceeds from notes payable	27	—	—
Repayment of notes payable	(13)	—	(7)
Principal payments on long-term debt	(5)	(5)	(5)
Proceeds from issuance of long-term debt	—	—	221
Proceeds from the termination of cross-currency swap contracts	24	—	—
Dividends paid to noncontrolling interests	(8)	(4)	(8)
Debt issuance costs paid	(1)	(3)	(7)
Other financing activities	—	(7)	(5)
Net cash provided by (used in) financing activities	99	(21)	192
Effect of exchange rate changes on cash	(3)	(2)	3
Net change in cash and cash equivalents	(42)	(64)	165
Cash and cash equivalents at beginning of period	156	220	55
Cash and cash equivalents at end of period	$114	$156	$220

Supplemental cash flow information:
Cash paid for interest excluding hedging activity	$64	$62	$39
Cash paid for income taxes	4	14	3
Supplemental disclosure of noncash activities:
Capital expenditures included in accounts payable as of December 31, 2022, 2021, 2020, respectively	$10	$30	$23
See notes to consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business, Going Concern, and Summary of Significant Accounting Policies
Description of Business
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
Going Concern
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We began to experience global inflationary pressures during 2021, particularly in Europe, where we experienced significant increases in our energy costs during periods subsequent to the COVID-19 pandemic shutdowns. The inflationary pressures on European energy were exacerbated in 2022 after Russia’s invasion of Ukraine while other operating costs also remained inflated. Beginning in the third quarter of 2022, we began to experience a significant reduction in demand for our TiO2 products sold in Europe and APAC while energy market prices reached record highs and other cost inflation continued to increase. The decrease in demand continued through the fourth quarter of 2022 and we reported a net loss of $181 million and net cash outflows from operations of $114 million for the year ended December 31, 2022. At December 31, 2022, we had an accumulated deficit of $648 million and a working capital deficit of approximately $396 million. We had total liquidity of $276 million at December 31, 2022, consisting of $114 million of cash and cash equivalents and $162 million of availability under our ABL facility compared to total liquidity at February 17, 2023 of $134 million, consisting of $97 million of cash and cash equivalents and approximately $37 million of available liquidity under our ABL facility as a result of borrowings made during 2023 and discretionary reserves imposed by the lenders. However, we are unable to utilize the majority of this available liquidity due to a cash dominion minimum availability requirement if availability falls below 10% of the aggregate principal amount of our facility. In addition, we expect that our lenders will impose additional discretionary reserves, including a reserve currently estimated to be approximately $25 million related to our cross-currency swaps, which will further impact our available liquidity.

Based on our current projections, we expect to continue to incur negative cash flows for the twelve-month period following the date of this filing and we believe that our current level of liquidity is not sufficient to fund ongoing operations. We expect our cash flows to be impacted by recent and future downgrades in our credit ratings, upon which we expect our suppliers to reduce our credit terms or require other assurances, such as prepaying for future deliveries, which will further impact our liquidity. Furthermore, failure to deliver an unqualified opinion (including not containing an explanatory paragraph regarding going concern) to the lenders under our Term Loan Facility and ABL Facility by March 31, 2023 will result in a “default” under our credit agreements. A failure to timely cure such default, which cure may be required as early as April 30, 2023, will constitute an “event of default” under our credit agreements. Upon an event of default, the lenders under our Term Loan Facility and ABL Facility can accelerate the repayment of the outstanding borrowings under our facilities and exercise other rights and remedies that they have under applicable laws. In addition, an event of default under our Term Loan Facility or ABL Facility that remains uncured for 30 days will constitute an event of default under our 9.5% Senior Secured Notes due 2025 (the "Senior Secured Notes") and our 5.75% Senior Unsecured Notes due 2025 (the "Senior Unsecured Notes"). These conditions and events raise substantial doubt about our ability to continue as a going concern.

We have taken a number of recent actions to increase our liquidity, including implementing a cost reduction program and entering into a definitive agreement to divest the iron oxide business from within the Color Pigments business which is expected to close at the end of the first quarter of 2023. However, our projections show the need for additional liquidity beginning in the second half of 2023, beyond that which we expect to generate as a result of the foregoing actions, and as such, we are undertaking plans to mitigate these conditions and events and improve our liquidity position, including an in-depth strategic review of our business to improve our operations, strengthen our liquidity, and establish a sustainable capital structure. Given current market conditions, we cannot provide assurance that our undertakings will be successful. Credit and market disruptions, among other things, make it more difficult for us to obtain, or increase our cost of obtaining capital and financing for our operations and may require us to restructure our existing debt. Our access to additional capital may not be available on terms acceptable to us or at all. We may seek a waiver of the requirement to deliver an unqualified opinion (including not containing an explanatory paragraph regarding going concern) from the lenders. However, we can provide no assurance that, if sought, a waiver of this requirement will be granted. If we are unable to obtain a waiver from our lenders and raise additional capital or restructure our existing capital in order to provide sufficient liquidity to operate our business, we may have to take other strategic measures. However, our plans have not been finalized, and the execution of such plans will be subject to market conditions and other uncertainties which are not within our control, and therefore the outcome of our plans cannot be deemed probable. As a result, we have concluded that our plans do not alleviate substantial doubt about our ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

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
Carrying Value of Long-Lived Assets
Venator reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based upon current and anticipated undiscounted cash flows, and Venator recognizes an impairment when such estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. Fair value is generally estimated by discounting estimated future cash flows using a discount rate commensurate with the risks involved. In connection with our asset evaluation policy, we reviewed all of our long-lived asset groups for indicators that the carrying value may not be recoverable. As a result of this evaluation, we determined that impairment indicators existed for our European TiO2 and Functional Additives asset group at December 31, 2022. We concluded that the estimated undiscounted cash flows for the use and eventual disposition of the European TiO2 and Functional Additives asset group were in excess of the net carrying value of the asset group, and therefore no impairment was recorded.
Assets and liabilities (disposal groups) to be sold are classified as held for sale at the lower of their carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. We assess the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

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

Gains and losses on derivative instruments designated as fair value hedges are presented in the same income statement line that is used to present the earnings effect of the hedged item. In regards to our cross-currency swaps, changes in fair value attributable to the change in spot foreign currency rates are recognized in foreign exchange gain (loss), and reported in Other operating expense (income) in our consolidated statements of operations, along with the offsetting gains and losses of the related hedged item. We have elected to exclude the forward interest rate differential from the assessment of hedge effectiveness in the fair value hedge and account for it as an excluded component. The changes in fair value of the excluded component of the cross-currency swaps are recorded in Other comprehensive income (loss). See "Note 17. Derivative Instruments and Hedging Activities."

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

Net foreign currency translation gains of $2 million, net losses of $7 million, and net losses of $4 million are reported in other income, net in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, respectively.
Income Taxes
Venator uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Venator evaluates deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, Venator considers the cyclicality of Venator and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limit Venator’s ability to consider other subjective evidence such as Venator’s projections for the future. Changes in expected future income in applicable tax jurisdictions could affect the realization of deferred tax assets in those jurisdictions.
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

Research and Development
Research and development costs are expensed as incurred and recorded in selling, general and administrative expense. Research and development costs charged to expense were $12 million, $15 million and $13 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Restructuring and Plant Closing and Transition Costs

Venator records restructuring, plant closing, and transition costs when management approves a detailed restructuring plan which materially changes either the scope of our business or the way that business is conducted. Costs associated with a restructuring plan generally consist of employee termination benefits, adjustments in the carrying value of the related facilities and machinery and equipment, and other exit-related costs including costs to close facilities. We record a liability for employee termination benefits when (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated and their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Restructuring and related costs may also include the write-down or accelerated depreciation of related assets when the sale or abandonment of the asset is a direct result of the plan. Other exit-related costs include demolition and site preservation costs. Restructuring, plant closing, and transition costs costs are recognized as an operating expense within the consolidated statements of operations. See "Note 13. Restructuring, Impairment and Plant Closing and Transition Costs" for additional detail.
Revenue Recognition
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
Earnings Per Share
Basic earnings per share excludes dilution and is computed by dividing net income attributable to Venator Materials PLC ordinary shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects all potential dilutive ordinary shares outstanding during the period and is computed by dividing earnings attributable to

Venator Materials PLC ordinary shareholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Note 2. Recently Issued Accounting Pronouncements
Accounting Pronouncements Pending Adoption in the Current Period

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

We determine if an arrangement is a lease or contains a lease at inception. Certain leases contain renewal options that can extend the term of the lease for one year or more. Our leases have remaining lease terms of up to 89 years, some of which include options to extend the lease term for up to 20 years. Options are recognized as part of our ROU assets and lease liabilities when it is reasonably certain that we will extend that option. Sublease arrangements and leases with residual value guarantees, sale leaseback terms or material restrictive covenants, are immaterial. Lease payments include fixed and variable lease components. Variable components are derived from usage or market-based indices, such as the consumer price index. The components of lease expense were as follows:

	Year Ended December 31,
Lease Cost	2022	2021	2020
Operating lease cost	$10	$11	12
Finance lease cost:
Amortization of right-of-use assets	1	1	2
Interest on lease liabilities	—	—	1
Short-term lease cost	—	—	1

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
Leases	2022	2021
Assets
Operating Lease Right-of-Use Assets (1)	$56	$30

Finance Lease Right-of-Use Assets, at cost	$14	$15
Accumulated Depreciation	(9)	(8)
Finance Lease Right-of-Use Assets, net	$5	$7

Liabilities
Operating Lease Obligation
Current	$5	$6
Non-Current	53	28
Total Operating Lease Liabilities (2)	$58	$34

Finance Lease Obligation
Current	$1	$1
Non-Current	6	7
Total Finance Lease Liabilities	$7	$8
(1) Operating lease right-of-use assets include assets of $39 million related to assets held for sale.
(2) Operating lease liabilities include liabilities of $40 million related to assets held for sale.

Cash paid for amounts included in the present value of operating lease liabilities were as follows:

	Year Ended December 31,
Cash Flow Information	2022	2021	2020
Operating cash flows from operating leases	$10	$11	11
Operating cash flows from finance leases	—	—	1
Financing cash flows from finance leases	1	1	1

	As of December 31,
Lease Term and Discount Rate	2022	2021
Weighted average remaining lease term (years)
Operating leases	14.8	16.0
Finance leases	3.3	4.2
Weighted average discount rate
Operating leases	9.5%	7.1%
Financing leases	5.2%	5.2%

Maturities of lease liabilities as of December 31, 2022 were as follows:

Year ending December 31,	Operating Leases	Finance Leases	Total
2023	$11	$2	$13
2024	9	1	10
2025	8	1	9
2026	8	1	9
2027	7	1	8
After 2028	71	2	73
Total lease payments	114	8	122
Less: Interest	56	1	57
Present value of lease liabilities (1)	$58	$7	$65
(1) Operating lease liabilities include liabilities of $40 million related to assets held for sale.

Note 4. Revenue
The following table disaggregates our revenue by major geographical region for the years ended December 31, 2022, 2021 and 2020:

	2022			2021			2020
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
Europe	$758	$186	$944	$853	$208	$1,061	$728	$182	$910
North America	376	287	663	317	234	551	282	228	510
APAC	306	86	392	334	89	423	287	81	368
Other	157	17	174	161	16	177	134	16	150
Total Revenues	$1,597	$576	$2,173	$1,665	$547	$2,212	$1,431	$507	$1,938

The following table disaggregates our revenue by major product line for the years ended December 31, 2022, 2021 and 2020:

	2022			2021			2020
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
TiO2	$1,597	$—	$1,597	$1,665	$—	$1,665	$1,431	$—	$1,431
Color Pigments	—	297	297	—	289	289	—	248	248
Functional Additives	—	129	129	—	132	132	—	111	111
Timber Treatment	—	150	150	—	117	117	—	127	127
Water Treatment (2)	—	—	—	—	9	9	—	21	21
Total Revenues	$1,597	$576	$2,173	$1,665	$547	$2,212	$1,431	$507	$1,938
(2) Water Treatment business was sold in May 2021.

Note 5. Loss Per Share
Basic and diluted loss per share is determined using the following information:

	For the years ended December 31,
	2022	2021	2020
Numerator:
Basic and diluted (loss) income from continuing operations:
Net loss attributable to Venator Materials PLC ordinary shareholders	$(188)	$(77)	$(112)
Denominator:
Weighted average shares outstanding	107.9	107.2	106.7
Potential dilutive impact of share-based awards(1)	—	—	—
 (1) The potentially dilutive impact of share-based awards was excluded from the calculation of net loss per share for the twelve months ended December 31, 2022, 2021, and 2020 because there is an anti-dilutive effect as we are in net loss positions.
The number of anti-dilutive employee share-based awards excluded from the computation of diluted EPS was 5 million for the year ended December 31, 2022, 3 million for the year ended December 31, 2021, and 4 million for the year ended December 31, 2020.

Note 6. Inventories
Inventories are stated at the lower of cost or market, with cost determined using first-in, first-out and average cost methods for different components of inventory. Inventories at December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021
Raw materials and supplies	$218	$185
Work in process	33	51
Finished goods	248	242
Total	$499	$478
Finished goods inventory is net of inventory reserves of $21 million and $2 million at December 31, 2022 and 2021, respectively.

Note 7. Property, Plant and Equipment
The cost and accumulated depreciation of property, plant and equipment at December 31, 2022 and 2021 were as follows:

	December 31,
	2022	2021
Land and land improvements	$45	$90
Buildings	194	253
Plant and equipment	1,784	2,070
Construction in progress	75	109
Total	2,098	2,522
Less accumulated depreciation	(1,458)	(1,674)
Property, plant, and equipment—net	$640	$848

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $98 million, $113 million and $110 million, respectively.

Sale of our Iron Oxide Business
On November 14, 2022, we entered into a definitive agreement with Cathay Industries to divest the iron oxide business from within the Color Pigments business (the “disposal group”) for an approximate enterprise value of $140 million. Based on the carve out financial statements dated December 31, 2022, we estimate cash proceeds related to this sale will be approximately $135 million, as a result of purchase price adjustments for closing indebtedness of $20 million and closing fees, partially offset by an adjustment for primary working capital, all of which we expect to realize on March 31, 2023, which is the anticipated closing date, as well as a tax benefit which we expect will be realized in 2024.
The disposal group is included in our Performance Additives operating segment, and the assets and liabilities of the disposal group are classified as assets held-for-sale as of December 31, 2022 on our consolidated balance sheet.
For the year ended December 31, 2022 we wrote down the carrying value of the assets held-for-sale to the fair value less cost to sell and recognized an impairment of $111 million, which was recorded in Restructuring, impairment and plant closing and transition costs in our consolidated statements of operations.
Included in our consolidated balance sheet as of December 31, 2022 are the following amounts of assets and liabilities held for sale.

December 31, 2022
Accounts receivable, net	$31
Accounts receivable from affiliates	1
Inventories	121
Prepaid expenses	2
Other current assets	8
Property, plant and equipment, net	104
Operating lease right-of-use assets	39
Intangible assets, net	1
Deferred income taxes	2
Loss recognized on held for sale classification	(111)
Total Assets Held for Sale	$198
Accounts payable	$27
Accounts payable to affiliates	2
Accrued liabilities	15
Current operating lease liability	2
Noncurrent operating lease liability	38
Other noncurrent liabilities	10
Total Liabilities Held for Sale	$94
Sale-Leaseback of our Los Angeles Color Pigments Facility
On October 10, 2022, we closed on a sale-leaseback transaction for our Color Pigments manufacturing facility located in Los Angeles, California. We received proceeds of $42 million, net of $9 million of taxes and other expenses, and recorded a gain of $39 million which is included in Other operating (income) expense, net in our consolidated statements of operations. As part of the transaction, we entered into an agreement to lease the property for an initial period of 15 years, with an option to extend the lease for two additional terms of approximately 10 years each.

Note 8. Investment In Unconsolidated Affiliates

Investments in companies in which we exercise significant influence, but do not control, are accounted for using the equity method.
Venator Investments Ltd., a wholly-owned subsidiary of Venator, has a 50%-owned joint venture with Kronos. Located in Lake Charles, Louisiana, LPC produces TiO2 for the exclusive benefit of each of the joint venture partners. In accordance with the joint venture agreement, this plant operates on a break-even basis. This investment is accounted for using the equity method and totaled $114 million and $101 million at December 31, 2022 and 2021, respectively.

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
•Viance is our 50%-owned joint venture with Lanxess. Viance markets timber treatment products for Venator. We have determined that the activity that most significantly impacts Viance’s economic performance is manufacturing. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance’s behalf. As a result, we concluded that we are the primary beneficiary.

Creditors of these entities have no recourse to Venator’s general credit. As the primary beneficiary of these variable interest entities, the joint ventures’ assets, liabilities and results of operations are included in Venator’s consolidated financial statements.
The revenues, income before income taxes and net cash provided by operating activities for our variable interest entities are as follows:

	Year ended December 31,
	2022	2021	2020
Revenues	$128	$92	$104
Income before income taxes	14	6	15
Net cash provided by operating activities	18	11	16

Note 10. Intangible Assets

The cost and accumulated amortization of intangible assets at December 31, 2022 and 2021 were as follows:

	December 31, 2022			December 31, 2021
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and technology	$26	$25	$1	$27	$19	$8
Other intangibles	10	9	1	14	11	3
Total	$36	$34	$2	$41	$30	$11

Amortization expense was $9 million, $6 million and $4 million for the years ended December 31, 2022, 2021 and 2020, respectively. During the fourth quarter of 2021, intangible assets with a net book value of $7 million had a reduction in their remaining useful life as a result of a change in their intended use. The remaining useful life of these assets was reduced from seven years to less than one year.

Our estimated future amortization expense for intangible assets over the next five years is as follows:

Year ending December 31,	Amount
2023	$2
2024	—
2025	—
2026	—
2027	—

Note 11. Other Noncurrent Assets
Other noncurrent assets at December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021
Pension assets	$114	$172
Spare parts inventory	33	32
Debt issuance costs	3	4
Other	2	—
Total	$152	$208

Note 12. Accrued Liabilities

Accrued liabilities at December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021
Accrued interest	$22	$21
Payroll and benefits	17	28
Emissions compliance obligations	16	10
Rebate accrual	7	9
Restructuring and plant closing costs	22	29
Other miscellaneous accruals	22	28
Total	$106	$125

Note 13. Restructuring, Impairment and Plant Closing and Transition Costs
Venator has initiated various restructuring programs in an effort to reduce operating costs and maximize operating efficiency.

Restructuring Activities

Company-wide Restructuring

In the fourth quarter of 2022, we implemented a plan to reduce selling, general and administrative expenses across all of our businesses. As part of the program, we recorded cash restructuring expense of $2 million for the year ended December 31, 2022, all of which related to employee benefits.

In December 2020, we implemented a plan to decommission certain existing equipment in a section of our Duisburg, Germany Titanium Dioxide manufacturing site. As part of the program, we recorded cash restructuring expense of nil and $10 million for the years ended December 31, 2022 and 2021, all of which was related to employee benefits. We recorded restructuring expense of $30 million for the year ended December 31, 2020, of which $20 million was accelerated depreciation and $10 million related to employee benefits. 2020 restructuring expense consisted of $10 million of cash expenses and $20 million of non-cash expense.

Titanium Dioxide Segment

In July 2016, we implemented a plan to close our Umbogintwini, South Africa Titanium Dioxide manufacturing facility. As part of the program, we recorded restructuring expense of nil, nil and $1 million for the years ended December 31, 2022, 2021 and 2020, respectively, all of which related to plant shutdown costs. In connection with this plan, in August 2020 we sold the Umbogintwini facility. Accordingly, during the third quarter of 2020 we received proceeds of $6 million related to this sale and recognized a corresponding gain on disposal of assets of $6 million. This gain is recorded in the Other operating expense, net in our consolidated statements of operations.

In March 2017, we implemented a plan to close the white end finishing and packaging operation of our Titanium Dioxide manufacturing facility at our Calais, France site. The announced plan follows the 2015 closure of the black-end manufacturing operations and resulted in the closure of the entire facility. As part of the program, we recorded restructuring and plant closure expense of $5 million, $9 million and $5 million for the years ended December 31, 2022, 2021 and 2020, respectively, all of which related to plant shutdown costs. $5 million of the plant shutdown costs recorded in 2021 were non-restructuring plant closure costs. We expect to incur additional cash plant shutdown costs of approximately $8 million through 2024.

In September 2018, we implemented a plan to close our Pori, Finland Titanium Dioxide manufacturing facility. We recorded approximately $18 million of restructuring expense and plant closing costs the year ended December 31, 2022, of which approximately $14 million was restructuring expense related to the plan and $4 million was for minimum annual quantities and a termination fee under a gas supply contract for which $16 million is recorded as accrued liabilities and $19 million is recorded as other non-current liabilities on our consolidated balance sheet as of December 31, 2022. Restructuring expense consists of $2 million related to accelerated depreciation and $12 million related to cash plant shutdown costs.

We recorded approximately $49 million of restructuring expense and plant closing costs related to our Pori facility for the year ended December 31, 2021, of which approximately $12 million was restructuring expense related to the plan and $37 million was related to minimum annual quantities under a gas supply contract. Restructuring expense consists of $5 million related to accelerated depreciation, $5 million related to plant shutdown costs, and $2 million related to employee benefits. This restructuring expense consisted of $7 million of cash expense and a net noncash expense of $5 million.

We recorded restructuring expense related to our Pori facility of $19 million for the year ended December 31, 2020, of which $12 million related to accelerated depreciation, $5 million related to plant shutdown costs, and $2 million related to employee benefits. This restructuring expense consisted of $7 million of cash expense and a net noncash expense of $12 million.

We expect to incur additional charges of approximately $27 million at our Pori site through the end of 2025, of which $1 million relates to accelerated depreciation, $23 million relates to plant shut down costs, $2 million relates to other employee costs and $1 million related to the write off of other assets. Future charges consist of $2 million of noncash costs and $25 million of cash costs.

Performance Additives Segment

In May 2021, we completed the sale of our water treatment business for approximately $6 million in cash. We recorded a loss on disposal of $2 million, which is included in Other income in our consolidated statements of operations.

Accrued Restructuring Costs

As of December 31, 2022, 2021 and 2020, current and non-current accrued restructuring costs by type of cost and initiative consisted of the following:

	Workforce reductions(1)	Other restructuring costs	Total(2) (3)
Accrued restructuring costs as of January 1, 2020	$15	$1	$16
2020 adjustments for 2019 and prior initiatives	(1)	(1)	(2)
2020 charges for 2019 and prior initiatives	5	10	15
2020 charges for 2020 initiatives	9	1	10
2020 payments for 2019 and prior initiatives	(11)	(9)	(20)
2020 payments for 2020 initiatives	—	(1)	(1)
Foreign currency effect on liability balance	1	—	1
Accrued restructuring costs as of December 31, 2020	$18	$1	$19
2021 charges for 2020 and prior initiatives	12	10	22
2021 payments for 2020 and prior initiatives	(7)	(10)	(17)
Foreign currency effect on liability balance	(1)	(1)	(2)
Accrued restructuring costs as of December 31, 2021	$22	$—	$22
2022 charges for 2019 and prior initiatives	1	18	19
2022 charges for 2022 initiatives	3	—	3
2022 payments for 2019 and prior initiatives	(4)	(18)	(22)
2022 payments for 2020 initiatives	(11)	—	(11)
2022 payments for 2022 initiatives	(2)	—	(2)
Foreign currency effect on liability balance	(1)	—	(1)
Accrued restructuring costs as of December 31, 2022	$8	$—	$8
Current portion of restructuring reserves	$6	$—	$6
Long-term portion of restructuring reserve	$2	$—	$2

(1)The total workforce reduction reserves of $8 million at December 31, 2022 relate to the termination of 44 positions, of which 40 positions had been terminated but not yet paid as of December 31, 2022.
(2)Accrued liabilities remaining at December 31, 2022 and 2021 by year of initiatives were as follows:

	December 31,
	2022	2021
2019 initiatives and prior	$4	$8
2020 initiatives	3	14
2022 initiatives	1	—
Total	$8	$22
(3)All total accrued restructuring costs as of December 31, 2022, 2021 and 2020 were related to the Titanium Dioxide segment, with the exception of nil, $1 million, and $1 million, respectively, which were related to the Performance Additives segment.

Restructuring, Impairment and Plant Closing and Transition Costs

Details with respect to restructuring, impairment and plant closing and transition costs for the years ended December 31, 2022, 2021 and 2020 are provided below:

	2022	2021	2020
Cash restructuring charges	$22	$21	$25
Other plant closure costs	4	42	—
Accelerated depreciation	2	5	32
Impairment of assets	114	—	3
Adjustments to restructuring plans initiated prior to 2019	—	—	(2)
Total Restructuring, Impairment of Plant Closing and Transition Costs	$142	$68	$58

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
The following table describes changes to Venator’s asset retirement obligation liabilities:

	December 31,
	2022	2021
Asset retirement obligations at beginning of year	$27	$32
Accretion expense	2	2
Liabilities incurred	1	—
Liabilities settled	—	(6)
Transferred to current liabilities held for sale	(8)	—
Foreign currency effect on reserve balance	(2)	(1)
Asset retirement obligations at end of year	$20	$27

Note 15. Other Noncurrent Liabilities
Other noncurrent liabilities at December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021
Pension liabilities	$130	$215
Restructuring and plant closing costs	21	30
Asset retirement obligations	20	26
Derivative liabilities	19	1
Other	12	13
Total	$202	$285

Note 16. Debt
Outstanding debt, excluding finance leases and net of remaining unamortized discount and issuance costs of $10 million and $14 million as of December 31, 2022 and 2021, respectively, consisted of the following:

	December 31,
	2022	2021
Term Loan Facility	$353	$356
Senior Secured Notes	219	217
Senior Unsecured Notes	373	372
ABL Facility	80	—
Other	15	1
Total debt	$1,040	$946
Less: short-term debt and current portion of long-term debt	1,040	4
Total long-term debt	$—	$942

The estimated fair value of the Term Loan Facility was $264 million and $359 million as of December 31, 2022 and 2021, respectively. The estimated fair value of the Senior Secured Notes was $162 million and $247 million as of December 31, 2022 and 2021, respectively. The estimated fair value of the Senior Unsecured Notes was $114 million and $362 million as of December 31, 2022 and 2021, respectively. The estimated fair values of the Term Loan Facility, Senior Secured Notes and Senior Unsecured Notes are based upon quoted market prices (Level 1).

The aggregate principal amount outstanding under our ABL Facility was $80 million and nil as of December 31, 2022 and 2021, respectively, at an interest rate of approximately 2.7% on our outstanding balances. It is not practical to determine the fair value of the ABL Facility.

The weighted average interest rate on our outstanding balances under the Term Loan Facility, Senior Secured Notes, and Senior Unsecured Notes as of December 31, 2022 is approximately 7%.

Senior Credit Facilities

Our Senior Credit Facilities provide for first lien senior secured financing of up to $705 million, consisting of:
•the Term Loan Facility in an aggregate principal amount of $375 million, with a maturity of August 2024; and
•the ABL Facility in an aggregate principal amount of up to $330 million, with a maturity of October 15, 2026, or if earlier, 91 days prior to maturity of any indebtedness in an amount in excess of $75 million.

The Term Loan Facility amortizes in aggregate annual amounts equal to 1% of the original principal amount of the Term Loan Facility, and is paid quarterly.
We anticipate the violation of certain debt covenants in our Term Loan Facility and ABL Facility, specifically the issuance of an unqualified audit opinion (including not containing an explanatory paragraph regarding going concern) to the lenders under our Term Loan Facility and ABL Facility, thereby allowing the lenders under our Term Loan Facility and ABL Facility to accelerate the repayment of the outstanding borrowings under our facilities and exercise other rights and remedies that they have under applicable laws. In addition, an event of default under our Term Loan Facility or ABL facility that remains uncured for 30 days will constitute an event of default under our 9.5% Senior Secured Notes due 2025 and our 5.75% Senior Unsecured Notes due 2025. As a result of these anticipated events of default, we have classified the outstanding amounts as a current liability in the consolidated balance sheet as of December 31, 2022. See "Note 1. Description of Business, Going Concern, and Summary of Significant Accounting Policies" for further discussion of our going concern evaluation.

Availability to borrow under the $330 million of commitments under the ABL Facility is subject to a borrowing base calculation comprised of accounts receivable and inventory in U.S., Canada, the U.K., and Germany and accounts receivable in France and Spain, that fluctuate from time to time and may be further impacted by the lenders’ discretionary ability to impose reserves and availability blocks that might incrementally decrease borrowing availability. As a result, the aggregate amount available for extensions of credit under the ABL Facility at any time is the lesser of $330 million and the borrowing base calculated according to the formula described above minus the aggregate amount of extensions of credit outstanding under the ABL Facility at such time. The borrowing base calculation as of December 31, 2022, after taking account of $45 million reserved for letters of credit available to be issued by one of our lenders, is approximately $266 million, of which $162 million is available to be drawn, as a result of approximately $80 million of drawn debt and $24 million of letters of credit issued and outstanding. As of February 17, 2023 our available liquidity under our ABL facility had reduced to $37 million as a result of borrowings made during 2023 and discretionary reserves imposed by the lenders. However, we are unable to utilize the majority of this available liquidity due to a cash dominion minimum availability requirement if availability falls below 10% of the aggregate principal amount of our facility. See "Note 1. Description of Business, Going Concern, and Summary of Significant Accounting Policies" for further discussion of our borrowing base and the related going concern evaluation.
Borrowings under the Term Loan Facility bear interest at a rate equal to, at Venator’s option, either (a) a LIBOR based rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs subject to an interest rate floor to be agreed or (b) a base rate determined by reference to the highest of (i) the rate of interest per annum determined from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month adjusted LIBOR plus 1.00% per annum, in each case plus an applicable margin to be agreed upon. Borrowings under the ABL Facility bear interest at a variable rate equal to an applicable margin based on the applicable quarterly average excess availability under the ABL Facility plus either a LIBOR or a base rate. The applicable margin percentage is calculated and established once every three calendar months and varies from 150 to 200 basis points for LIBOR loans depending on the quarterly average excess availability under the ABL Facility for the immediately preceding three-month period. The Senior Credit Facilities contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. In addition, the ABL Facility contains a springing financial covenant that requires the Company and its restricted subsidiaries to maintain a consolidated fixed charge coverage ratio of at least 1:1 for certain periods of time, if borrowing availability is less than 10% of the facility line cap. The Senior Credit Facilities contain customary change of control provisions, the breach of which entitle the lenders to take various actions, including the acceleration of amounts due under the facility.
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
Letters of Credit
As of December 31, 2022 we had $77 million issued and outstanding letters of credit and bank guarantees to third parties. Of this amount, $10 million were issued by various banks on an unsecured basis with the remaining $67 million issued from our secured ABL facility.
Other Short-Term Notes Payable
In the third quarter of 2022 we entered into an agreement to finance the premiums for some of our corporate insurance programs. The premium finance agreement includes an initial amount of $23 million and interest is payable at 4.4% per annum. Payment of principle and interest is due in monthly installments with the final amount payable in June 2023. Approximately $14 million was outstanding at December 31, 2022 and is included in "current portion of debt" on our consolidated balance sheets.

Related Party Notes Payable of Venator to Subsidiaries of Huntsman International
We have a note payable of $21 million as of December 31, 2022 and 2021, respectively, to Huntsman for an estimated liability pursuant to the tax matters agreement entered into at the time of the separation. Approximately $14 million and nil is current as of December 31, 2022 and 2021, respectively, and has been presented as accounts payable to affiliates on our consolidated balance sheet, while $7 million and $21 million has been presented as Noncurrent payable to affiliates on our consolidated balance sheets as of December 31, 2022 and 2021, respectively.

Maturities

The scheduled maturities of our debt (excluding debt to affiliates) by year as of December 31, 2022 are as follows (1):

Year ended December 31,	Amount
2023	$98
2024	352
2025	600
2026	—
2027	—
Thereafter	—
Total	$1,050
(1) The maturity is presented based on the contracted maturity dates of the debt agreements. However, due to the anticipated violation of certain debt covenants in our Term Loan Facility and ABL Facility, we have classified the outstanding amounts as a current liability in the consolidated balance sheet as of December 31, 2022. See "Note 1. Description of Business, Going Concern, and Summary of Significant Accounting Policies" for further discussion of our going concern evaluation.

Note 17. Derivative Instruments and Hedging Activities
To reduce cash flow volatility from foreign currency fluctuations, we enter into forward and swap contracts to hedge portions of cash flows of certain foreign currency transactions. We do not use derivative financial instruments for trading or speculative purposes.

Cross-Currency Swaps

In August 2019, we entered into three cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €181 million on which a weighted average rate of 3.73% was payable. The cross-currency swaps were designated as cash flow hedges of a fixed rate U.S. Dollar intercompany loan and the economic effect is to eliminate uncertainty on the U.S. Dollar cash flows.

During 2022, we entered into five transactions whereby, in each transaction, we terminated three existing cross-currency swaps and concurrently entered into three new cross-currency interest rate swaps resulting in total cash proceeds of $24 million across all five transactions. As of December 31, 2022, we have three cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €207 million on which a weighted average rate of 4.30% is payable. The cross-currency swaps have been designated as fair value hedges of a fixed rate U.S. Dollar intercompany loan. The cross-currency swaps are set to mature in July 2025, which is the best estimate of the repayment date on the intercompany loan.
We formally assessed the hedging relationship at the inception of the fair value hedge in order to determine whether the derivatives that are used in the hedging transactions are highly effective in offsetting changes in fair value attributable to the hedged item and we will continue to assess the relationship on an ongoing basis. We use the spot method to measure effectiveness of our cross-currency swap agreement, comparing the quarterly change in the spot exchange rates on the USD notional amount underlying the cross-currency swap designated hereunder and the quarterly change in spot exchange rates on the USD debt. Fair value changes attributable to the change in spot foreign currency rates are recognized in foreign exchange gain (loss), and reported in Other operating (income) expense, net in our consolidated statements of operations, along with the offsetting gains and losses of the related hedged item. We have elected to exclude the forward interest rate differential from the assessment of hedge effectiveness in the fair value hedge and account for it as an excluded component. The changes in fair value of the excluded component of the cross-currency swaps are recorded in Other comprehensive income (loss).

The fair value of these cross-currency swaps were liabilities of $19 million and $1 million at December 31, 2022 and 2021, respectively, and they were recorded as other long-term liabilities on our consolidated balance sheets. We estimate the fair values of our cross-currency swaps by taking into consideration valuations obtained from a third-party valuation service that utilizes an income-based industry standard valuation model for which all significant inputs are observable either directly or indirectly. These inputs include foreign currency exchange rates, credit default swap rates and cross-currency basis swap spreads. The cross-currency swap has been classified as Level 2 because the fair value is based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

During 2022, 2021, and 2020, the changes in accumulated other comprehensive loss associated with these cash flow hedging activities was a loss of $2 million, a loss of $1 million, and a loss of $11 million, respectively. As of December 31, 2022, accumulated other comprehensive loss of nil is expected to be reclassified to earnings during the next twelve months. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions.

We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We continually monitor our position and the credit rating of our counterparties, and we do not anticipate nonperformance by the counterparties.

Forward Currency Contracts Not Designated as Hedges

We transact business in various foreign currencies and we enter into currency forward contracts to offset the risk associated with the risks of foreign currency exposure. At December 31, 2022 and 2021 we had $71 million and $68 million, respectively, notional amount (in U.S. dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month. The contracts are valued using observable market rates (Level 2).

Note 18. Share-Based Compensation Plan
On August 1, 2017, our compensation committee and board of directors adopted the Venator Materials 2017 Stock Incentive Plan (the "LTIP") to provide for the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom shares, performance awards and other stock-based awards to our employees, directors and consultants and to employees and consultants of our subsidiaries, provided that incentive stock options may be granted solely to employees. The terms of the grants are fixed at the grant date. As of December 31, 2022, we were authorized to grant up to 17.8 million shares under the LTIP. As of December 31, 2022, we had 5.4 million shares remaining under the LTIP available for grant. Stock option awards have a maximum contractual term of 10 years and generally must have an exercise price at least equal to the market price of Venator’s ordinary shares on the date the stock option award is granted. Share-based awards generally vest over a three-year period; certain performance awards vest over a two-year period and awards to Venator’s directors vest on the grant date.
We incurred $8 million, $7 million and $8 million in stock-based compensation expense for the years ended December 31, 2022, 2021 and 2020, respectively. The total income tax benefit recognized in the consolidated statements of operations for stock-based compensation arrangements was $1 million, $1 million and $2 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Stock Options
The fair value of the stock option awards were estimated using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities were based on a weighted average of the historical volatility of Huntsman's common stock and our ordinary shares through the grant date, whereby the volatility of Huntsman's common stock was used to estimate historical volatility for periods prior to the separation. The expected term of stock options granted was estimated using the safe harbor approach calculated as the vesting period plus remaining contractual term divided by two. The risk-free rate for the periods within the expected life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions noted below represent the weighted average of assumptions utilized for stock options granted during 2022, 2021 and 2020 under the LTIP.

	Year ended December 31,
	2022	2021	2020
Dividend yield	—	—	—
Expected volatility	62.1%	64.4%	50.4%
Risk-free interest rate	2.7%	0.8%	1.5%
Expected life of stock options granted during the period	6.0 years	6.0 years	6.0 years

The table below presents the changes in stock option awards for our ordinary shares from December 31, 2021 through December 31, 2022.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding at December 31, 2021	4,330	$6.45	$—
Granted	1,784	2.47
Exercised	—	—
Forfeited	(36)	3.23
Expired	(35)	9.44
Outstanding at December 31, 2022	6,043	5.28	7.43	$—
Exercisable at December 31, 2022	3,089	7.50	6.34	—

Intrinsic value is the difference between the market value of our ordinary shares and the exercise price of each stock option multiplied by the number of stock options outstanding for those stock options where the market value exceeds their exercise price. During the years ended December 31, 2022, 2021 and 2020, the total intrinsic value of stock options exercised was nil, each.

The weighted-average grant-date fair value of stock options granted during December 31, 2022, 2021 and 2020 was $2.47, $2.39 and $1.51 per option, respectively. As of December 31, 2022, there was $3 million of total unrecognized compensation cost related to nonvested stock option arrangements granted under the LTIP. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Restricted Stock Units
The fair value of the restricted stock units are based on the closing share price on the date of grant. For the performance unit awards granted during the years ended December 31, 2022 and 2021, the number of shares earned varies based on the Company achieving certain performance criteria over a three-year performance period. The performance criteria are total stockholder return of our ordinary shares relative to the total stockholder return of a specified industry peer-group for the three-year performance period. Additionally, performance unit awards were granted during the year ended December 31, 2021 based on achieving a certain return on net assets. The fair value of each performance unit award was estimated using a Monte Carlo simulation model that uses various assumptions, including an expected volatility rate and a risk-free interest rate. For the year ended December 31, 2022, the weighted-average expected volatility rate was 84.1% and the weighted-average risk-free interest rate was 1.8%.
The table below presents the changes in nonvested awards for our ordinary shares from December 31, 2021 through December 31, 2022.

	Shares	Weighted Average Grant-Date Fair Value
	(in thousands)
Nonvested at December 31, 2021	3,278	$4.72
Granted	2,698	2.77
Vested(1)	(1,218)	3.95
Forfeited and expired	(237)	8.53
Nonvested at December 31, 2022	4,521	3.56

(1)As of December 31, 2022, a total of 258,440 restricted stock units were vested but not yet issued. These shares have not been reflected as vested shares in the table because, in accordance with the restricted stock unit agreements, these shares are not issued for vested restricted stock until termination of employment.

As of December 31, 2022, there was $7 million of total unrecognized compensation cost related to nonvested share compensation arrangements granted under the LTIP. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Note 19. Income Taxes
The components of income (loss) before income taxes were as follows:

	Year ended December 31,
	2022	2021	2020
U.K.	$27	$(9)	$4
Non-U.K.	(145)	(96)	(97)
Total	$(118)	$(105)	$(93)

A summary of the provisions for current and deferred income taxes is as follows:

	Year ended December 31,
	2022	2021	2020
Income tax (benefit) expense:
U.K.
Current	$—	$—	$—
Deferred	—	—	—
Non-U.K.
Current	4	13	10
Deferred	59	(44)	2
Total	$63	$(31)	$12

The reconciliation of the differences between the U.K. income taxes at the U.K. statutory rate to Venator’s provision for income taxes is as follows:

	Year ended December 31,
	2022	2021	2020
Loss from continuing operations before income taxes	$(118)	$(105)	$(93)
Expected tax benefit at U.K. statutory rate of 19%	$(23)	$(20)	$(18)
Change resulting from:
Non-U.K. tax rate differentials	(14)	(10)	(9)
Other tax effects, including nondeductible expenses	3	2	2
Effect of tax rate changes	—	(9)	(6)
Change in valuation allowance	96	6	43
Other	1	—	—
Total income tax (benefit) expense	$63	$(31)	$12

Venator operates in over 20 non-U.K. tax jurisdictions with no specific country earning a predominant amount of its off-shore earnings. Some of these countries have income tax rates that are approximately the same as the U.K. statutory rate, while other countries have rates that are higher or lower than the U.K. statutory rate. Losses earned in countries with higher average statutory rates than the U.K., resulted in higher tax benefit of $14 million, $10 million and $9 million, respectively, for the years ended December 31, 2022, 2021 and 2020.
Components of deferred income tax assets and liabilities at December 31, 2022 and 2021 were as follows:

	December 31,
	2022	2021
Deferred income tax assets:
Net operating loss carryforwards	$621	$621
Pension and other employee compensation	28	50
Property, plant and equipment	56	60
Operating lease liability	11	11
Other, net	84	87
Total	$800	$829
Total deferred income tax liabilities:
Pension and other employee compensation	$(25)	$(36)
Property, plant and equipment	(28)	(42)
Operating lease, right of use asset	(9)	(10)
Other, net	(8)	—
Total	$(70)	$(88)
Net deferred tax assets before valuation allowance	$730	$741
Valuation allowance	(719)	(664)
Net deferred tax assets	$11	$77
Non-current deferred tax assets	11	77
Non-current deferred tax liabilities	—	—
Net deferred tax assets	$11	$77

Venator has NOLs of $3,004 million in various jurisdictions, principally in Finland, France, Germany, Italy, Luxembourg, Spain, South Africa, U.S. and the U.K., all of which have no expiration dates except for $1,319 million, which begin to expire on December 31, 2028 and is subject to a valuation allowance.

Included in the $3,004 million of gross NOLs is $1,041 million attributable to our Luxembourg entity, which begin to expire on December 31, 2035. As of December 31, 2022, due to the uncertainty surrounding the realization of the benefits of these losses, there is a full valuation allowance of $237 million against these net tax effected NOLs.

Venator has total net deferred tax assets, before valuation allowance, of $730 million, including $621 million of tax-effected NOLs. After taking into account deferred tax liabilities, Venator has recognized valuation allowance on net deferred tax assets of $719 million, including valuation allowances in the following countries: Finland, France, Germany, Hong Kong, Italy, Luxembourg (as discussed above), Malaysia, South Africa, Spain, and the U.K. Venator also has net deferred tax assets of $11 million, not subject to valuation allowances, primarily in the U.S.

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

Venator began to experience global inflationary pressures during 2021, particularly in Europe, where we experienced significant increases in energy costs during periods subsequent to the COVID-19 pandemic shutdowns. The inflationary pressures on European energy were exacerbated in 2022 after Russia’s invasion of Ukraine while other operating costs also remained inflated. Beginning in the third quarter of 2022, we began to experience a significant reduction in demand for our TiO2 products sold in Europe and APAC while energy market prices reached record highs and other cost inflation continued to increase. For further information regarding going concern, see "Note 1. Description of Business, Going Concern, and Summary Of Significant Accounting Policies." At December 31, 2022, we concluded that there was insufficient positive evidence in our Spanish business to overcome this negative evidence. As a result we recognized a full valuation allowance against Spanish net deferred tax assets of $50 million.

Based on management’s ongoing analysis of positive and negative evidence within our Malaysia business we concluded at September 30, 2022 that there was insufficient positive evidence to overcome a history of losses. As a result, we recognized a full valuation allowance against Malaysian net deferred tax assets of $9 million.

At December 31, 2021, in part because of the strength and consistency of historical, current, and anticipated future earnings, we determined there was sufficient positive evidence within our Spanish business to conclude that it was more likely than not that deferred taxes would be realizable. We therefore removed the remaining valuation allowance accordingly, recognizing an income tax benefit of $47 million.

Pursuant to Sections 382 and 383 of the Code, utilization of U.S. tax attributes, including loss carryforwards, are subject to annual limitations due to any ownership changes of 5% owners. In general, an ownership change, as defined by Section 382, results when the ownership of certain stockholders or public groups increases by more than 50 percentage points over a three-year period. If an ownership change occurs, the annual limitation on the future utilization of tax attributes existing on the change date is equal to the value of the stock of the corporation times the long term tax exempt rate. This amount may then be increased or decreased in the five years after the change by recognized built in gains or losses that existed in the company’s assets on the change date.

SK Capital’s acquisition of 42.5 million Venator shares from Huntsman on December 23, 2020 resulted in a change of control pursuant to Section 382. As a result, certain Venator deferred tax assets, including U.S. tax net operating losses with an unlimited carryforward period, are subject to an annual limitation on the amount of taxable income which can be offset by such tax assets. The limitations from the ownership change may cause us to pay U.S. federal income taxes earlier than we otherwise would have. Based on management’s analysis of positive and negative evidence within our U.S. business, and especially considering historical earnings and the evidence of estimated future income in an amount sufficient to exceed the limitation, we have concluded at December 31, 2022 and 2021, respectively, that there is sufficient positive evidence that our U.S. deferred tax assets will be realized. Net deferred tax assets in our U.S. business were $11 million and $14 million at December 31, 2022 and 2021, respectively.

The following is a reconciliation of the unrecognized tax benefits:

	2022	2021	2020
Unrecognized tax benefits as of January 1,	$17	$18	$16
Gross increases and decreases- tax positions taken during prior period	—	—	2
Gross increases and decreases—tax positions taken during the current period	—	—	—
Decreases related to settlements of amounts due to tax authorities	—	(1)	—
Reductions resulting from the lapse of statutes of limitation	—	—	—
Foreign currency movements	—	—	—
Unrecognized tax benefits as of December 31,	$17	$17	$18
As of December 31, 2022, 2021 and 2020, the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $3 million, $3 million and $1 million, respectively.
In accordance with Venator’s accounting policy, we recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense, which were insignificant for each of the years ended December 31, 2022, 2021 and 2020.
Venator conducts business globally and, as a result, files income tax returns in the U.S. federal, various U.S. state and various non-U.S. jurisdictions. The following table summarizes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdiction	Open Tax Years
France	2019 and later
Germany	2014 and later
Italy	2017 and later
Malaysia	2015 and later
Spain	2019 and later
United Kingdom	2019 and later
United States federal	2019 and later
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
For U.S. federal income tax purposes Huntsman recognized a gain as a result of the IPO and the separation to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain recognized, the basis of the assets associated with our U.S. businesses was increased. Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income tax savings we recognize as a result of any such basis increase for tax years through December 31, 2028. As of each of December 31, 2022 and 2021, we expected future payments to be $21 million. Any subsequent adjustment asserted by U.S. taxing authorities could change the amount of gain recognized with a corresponding basis and liability adjustment for us under the tax matters agreement.

Due to the substantial doubt about our ability to continue as a going-concern, Venator is no longer able to control the decision to indefinitely reinvest earnings of our non-U.K. subsidiaries. The financial uncertainty that exists creates a presumption that unremitted non-U.K. earnings will be needed to meet existing obligations. As a result, we have recognized a deferred tax liability of $2 million related to undistributed earnings of non-U.K. subsidiaries at December 31, 2022.

Note 20. Employee Benefit Plans
Defined Benefit and Other Postretirement Benefit Plans
Venator sponsors defined benefit plans in a number of countries outside of the U.S. in which employees of Venator participate. The availability of these plans and their specific design provisions are consistent with local competitive practices and regulations.
The disclosures for the defined benefit and other postretirement benefit plans within the U.S. are combined with the disclosures of the plans outside of the U.S. Of the total projected benefit obligations for Venator as of December 31, 2022 and 2021, the amount related to the U.S. benefit plans was $8 million and $11 million, respectively, or 1% each. Of the total fair value of plan assets for Venator, the amount related to the U.S. benefit plans for December 31, 2022 and 2021 was $7 million and $9 million, or 1% each.
The following table sets forth the funded status of the plans for Venator and the amounts recognized in the consolidated balance sheets at December 31, 2022 and 2021:

	Defined Benefit Plans		Other Postretirement Benefit Plans
	2022	2021	2022	2021
Change in benefit obligation
Benefit obligation at beginning of year	$1,072	$1,203	$3	$3
Service cost	2	2	—	—
Interest cost	15	13	—	—
Actuarial (gain) loss	(279)	(72)	(1)	—
Gross benefits paid	(44)	(47)	—	—
Plan amendments	—	6	—	—
Exchange rates	(90)	(31)	—	—
Benefit obligation at end of year	$676	$1,072	$2	$3
Accumulated benefit obligation at end of year	670	1,060
Change in plan assets
Fair value of plan assets at beginning of year	$1,028	$1,055	$—	$—
Actual return on plan assets	(244)	16	—	—
Employer contribution	9	18	—	—
Gross benefits paid	(44)	(47)	—	—
Exchange rates	(93)	(14)	—	—
Fair value of plan assets at end of year	$656	$1,028	$—	$—
Funded status
Fair value of plan assets	$656	$1,028	$—	$—
Benefit obligation	(676)	(1,072)	(2)	(3)
Accrued benefit cost	$(20)	$(44)	$(2)	$(3)
Amounts recognized in balance sheet:
Noncurrent asset	$114	$172	$—	$—
Current liability	(1)	(1)	—	—
Noncurrent liability (1)	(133)	(215)	(2)	(3)
Total	$(20)	$(44)	$(2)	$(3)
Amounts recognized in accumulated other comprehensive loss:
Net actuarial loss (gain)	$262	$276	$(3)	$(3)
Prior service cost	8	9	—	—
Total	$270	$285	$(3)	$(3)
(1)  Noncurrent liabilities include liabilities of $5 million related to assets held for sale.

Actuarial gains and losses arising during 2022 and 2021 were primarily due to changes in discount rates used to determine our projected benefit obligation. The fair value of plan assets decreased during 2022 as compared to 2021 primarily due to decreased investment returns in pension assets.

Components of net periodic benefit gains for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Defined Benefit Plans
	2022	2021	2020
Service cost	$2	$2	$3
Interest cost	15	13	17
Expected return on plan assets	(25)	(43)	(46)
Amortization of actuarial loss	2	12	13
Amortization of prior service cost	1	1	1
Settlement loss	—	—	1
Net periodic benefit gain	$(5)	$(15)	$(11)

The amounts recognized in net periodic benefit cost and other comprehensive loss for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Defined Benefit Plans
	2022	2021	2020
Current year actuarial (gain) loss	$(9)	$(45)	$26
Amortization of actuarial loss	(2)	(12)	(13)
Current year prior service cost	—	6	—
Amortization of prior service cost	(1)	(1)	(1)
Other	(1)	(1)	(1)
Total recognized in other comprehensive (income) loss	(13)	(53)	11
Net periodic benefit gain	(5)	(15)	(11)
Total recognized in net periodic benefit cost and other comprehensive loss	$(18)	$(68)	$—

	Other Postretirement Benefit Plans
	2022	2021	2020
Current year actuarial loss	$(1)	$—	$—
Total recognized in other comprehensive loss	(1)	—	—
Net periodic benefit cost	—	—	—
Total recognized in net periodic benefit cost and other comprehensive loss	$(1)	$—	$—

The following weighted-average assumptions were used to determine the projected benefit obligation at the measurement date and the net periodic pension cost for the year:

	Defined Benefit Plans
	2022	2021	2020
Projected benefit obligation:
Discount rate	4.41%	1.58%	1.09%
Rate of compensation increase	2.19%	2.12%	2.12%
Net periodic pension cost:
Discount rate	1.58%	1.09%	1.60%
Rate of compensation increase	2.12%	2.12%	2.56%
Expected return on plan assets	2.99%	4.03%	5.02%

	Other Postretirement Benefit Plans
	2022	2021	2020
Projected benefit obligation:
Discount rate	5.39%	2.91%	2.46%
Net periodic pension cost:
Discount rate	2.91%	2.46%	3.27%
Rate of compensation increase	—%	—%	—%

At December 31, 2022 and 2021, the health care trend rate used to measure the expected increase in the cost of benefits was assumed to be 5.79%, decreasing to 4.52% after 2030. Assumed health care cost trend rates can have a significant effect on the amounts reported for the postretirement benefit plans.
The projected benefit obligation and fair value of plan assets for the defined benefit plans with projected benefit obligations in excess of plan assets as were as follows:

	December 31,
	2022	2021
Projected benefit obligation	$240	$386
Fair value of plan assets	105	170

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2022 and 2021 were as follows:

	December 31,
	2022	2021
Projected benefit obligation	$238	$384
Accumulated benefit obligation	237	383
Fair value of plan assets	104	168

Expected future contributions and benefit payments are as follows:

	Defined Benefit Plans	Other Postretirement Benefit Plans
2023 expected employer contributions:
To plan trusts	$8	$—
Expected benefit payments:
2023	46	—
2024	47	—
2025	49	—
2026	49	—
2027	50	—
2028 - 2032	258	1

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
In December 2022, we entered into an insurance buy-in contract for the U.K. Tioxide defined benefit plan which was funded from existing pension plan assets with no adjustment made to the benefit obligations. Under the terms of the contract, which is issued by a third-party insurance company with no affiliation to us, the insurer is liable to pay the benefits to the plan, but the plan still retains full legal responsibility to pay the benefits to plan participants using the insurance payments. The buy-in contract will be treated as an asset of the plan, and has been classified as a Level 3 “Fixed Income” asset.
The fair value of plan assets for the pension plans was $656 million and $1,028 million at December 31, 2022 and 2021, respectively. The following plan assets are measured at fair value on a recurring basis:

Asset Category	December 31, 2022	Fair Value Amounts Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pension plans:
Equities	$33	$4	$29	$—
Fixed income	574	28	51	495
Real estate/other	20	—	8	12
Cash and cash equivalents	29	29	—	—
Total pension plan assets	$656	$61	$88	$507

Asset Category	December 31, 2021	Fair Value Amounts Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pension plans:
Equities	$42	$15	$27	$—
Fixed income	919	26	886	7
Real estate/other	42	—	17	25
Cash and cash equivalents	25	25	—	—
Total pension plan assets	$1,028	$66	$930	$32

	Real Estate/Other Year ended December 31,
	2022	2021
Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)
Balance at the beginning of the period	$25	$28
Return on pension plan assets	(2)	(1)
Purchases, sales and settlements	(11)	(2)
Transfers (out of) into Level 3	—	—
Balance at the end of the period	$12	$25

	Fixed Income Year ended December 31,
	2022	2021
Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)
Balance at the beginning of the period	$7	$7
Return on pension plan assets	(22)	—
Purchases, sales and settlements	510	—
Transfers (out of) into Level 3	—	—
Balance at the end of the period	$495	$7

Based upon historical returns, the expectations of our investment committee and outside advisors, the weighted average expected long-term rate of return on the pension assets is estimated to be between 2.99% and 4.03% . The asset allocation for our pension plans at December 31, 2022 and 2021 and the target allocation for 2022, by asset category, are as follows:

Asset category	Target allocation 2022	Allocated at December 31, 2022	Allocated at December 31, 2021
Pension plans:
Equities	6%	5%	4%
Fixed income	86%	88%	89%
Real estate/other	3%	3%	4%
Cash	5%	4%	3%
Total pension plans	100%	100%	100%

Equity securities in Venator’s pension plans did not include any equity securities of Huntsman Corporation or Venator and its affiliates at the end of 2022.

Non-U.S. Defined Contribution Plans
We have defined contribution plans in a variety of non-U.S. locations. Venator’s combined expense for these defined contribution plans for the years ended December 31, 2022, 2021 and 2020 was $10 million, $11 million and $12 million, respectively, primarily related to the U.K. Pension Plan.
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
Our total combined expense for the above defined contribution plans was $2 million for the years ended December 31, 2022, 2021 and 2020.

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
See description of our tax matters arrangement with Huntsman as part of the separation in "Note 19. Income Taxes."
SK Capital Share Acquisition
In December 2020, funds advised by SK Capital purchased just under 40% of Venator’s outstanding shares from Huntsman Corporation. We transact with other entities under common ownership by SK Capital in the ordinary course of business. Purchases and sales with these entities since becoming affiliates were immaterial to our consolidated statements of operations. Accounts receivable and accounts payable with these affiliates were immaterial to our consolidated balance sheets.

Other Related Party Transactions
We conduct transactions in the normal course of business with other parties under common ownership. Sales of raw materials to LPC as part of a sourcing arrangement were $124 million, $84 million and $81 million for the years ended December 31, 2022, 2021 and 2020, respectively. Proceeds from this arrangement are recorded as a reduction of cost of goods sold in Venator’s consolidated statements of operations. Related to this same arrangement, purchases of finished goods from LPC were $226 million, $189 million and $168 million for the years ended December 31, 2022, 2021 and 2020, respectively. The related accounts receivable from affiliates and accounts payable to affiliates as of December 31, 2022 and 2021 are recognized in the consolidated balance sheets.

Note 22. Commitments and Contingencies
Purchase Commitments
We have various purchase commitments extending through 2030 for materials, supplies and services entered into in the ordinary course of business. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. The contractual purchase prices for substantially all of these contracts are variable based upon market prices, subject to annual negotiations. We have a limited number of contracts which require a minimum payment even if no volume is purchased. We expect to incur the following payments for unconditional purchase obligations recognized on our consolidated balance sheet as of December 31, 2022:

Year ended December 31,	Amount
2023	$16
2024	19
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

On May 14, 2019, we commenced a lawsuit in the Delaware Superior Court against Tronox arising from Tronox's breach of its obligation to pay the break fee. We sought a judgment for $75 million, plus pre- and post-judgment interest, and reasonable attorneys' fees and costs. On April 6, 2022, the Superior Court granted judgment as a matter of law in Venator’s favor for $75 million plus interest, and rejected Tronox’s counterclaim for damages. On April 18, 2022, we and Tronox entered into a settlement agreement and release pursuant to which each party agreed to settle and release its claims against the other party in the Delaware Superior Court and pursuant to which Tronox agreed to pay Venator $85 million, which payment was made on April 25, 2022, and recorded to Other income, net in our consolidated statements of operations.

Neste Engineering Services Matter
We were party to an arbitration proceeding initiated by Neste Engineering Services Oy (“NES”) on December 19, 2018 for payment of invoices allegedly due of approximately €14 million in connection with the delivery of services by NES to the Company in respect of the Pori site rebuild project.
A settlement agreement regarding all claims and the counterclaim in the arbitration, without admission of liability by either party, was reached on July 3, 2022, pursuant to which NES’s outstanding invoices allegedly due, for which we previously accrued, are deemed to have been discharged in full and NES was required to make a payment to Venator of approximately $13 million in connection with Venator’s counterclaim. Payment was received on July 14, 2022. We recognized $10 million of income in Other operating (income) expense on our consolidated statements of operations as a result of the settlement with NES during the second quarter of 2022 and we recognized a further approximately $13 million in the third quarter of 2022 upon receipt of the payment from NES.
Calais Pipeline Matter
The Region Hauts-de-France (the “Region”) has issued two duplicate title perception demands against us requiring repayment of €12 million, or $13 million using exchange rates at December 31, 2022. This sum was previously paid to us by the Region under a settlement agreement, pursuant to which we were required to move an effluent pipeline at our Calais site. We filed claims with the Administrative Court in Lille, France on February 14, 2018 and April 12, 2018, requesting orders that the demands be set aside, which suspended enforcement of the demands. On July 12, 2018, the court set aside the first demand. On July 15, 2022, the court set aside the second demand and determined the original settlement agreement to be null and void. The judgement did not include a requirement for Venator to make any payments and was subject to appeal by both parties. Venator filed an appeal against the July 15, 2022 judgement on September 14, 2022. No date has been set for the appeal hearing.
Four new title perception demands were issued by the Region dated November 30, 2022, requiring payment of a total of €12 million. Venator filed a claim with the Administrative Court in Lille on January 27, 2023 requesting an order that the new demands be set aside, which will suspend enforcement of the demands.

At this stage we are unable to determine the likelihood of an unfavorable outcome to both the appeal and also to the set-aside request. We have accrued $2 million related to this matter.

Scarlino Gypsum Developments
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum from the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project at Montioni, a nearby former quarry owned and operated by third parties. Venator Italy Srl, the quarry operator and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry.

In the second quarter of 2021, we requested regional approval for a project for the use of gypsum in a specified on-site area on our Scarlino site. Following a review with relevant regional representatives, we submitted a revised request for regional approval in the first quarter of 2022. Following its determination that a preliminary (or screening) environmental impact assessment would be required, in November 2022 the Tuscany Region issued a further decree requiring a full environmental impact assessment before the project can be approved. We currently expect to submit the additional requested information to the Region by the end of the first quarter of 2023.

We continue to suspend TiO2 production from two of the three calciner streams at the facility to reduce the rate at which the remaining gypsum capacity both on-site and in the Montioni reclamation project is consumed. At the current one-stream operating rate, we will soon not have sufficient capacity for the gypsum produced and as a consequence expect to stop production during the second quarter of 2023. If we do not receive approvals for additional gypsum storage capacity by the end of the first quarter of 2023, we may permanently close the site and subsequently incur associated site closure costs.

Should we receive timely approvals, and we continue to operate the facility, we intend to continue to pursue longer-term options, including operational changes to reduce the volume of gypsum produced in our process and developing new business opportunities for the sale of gypsum for commercial use. However, in January 2023, we concluded, due to our inability to obtain required approvals from regulatory authorities for various options for gypsum disposal thus far and our assessment of the likelihood of obtaining these approvals prior to the end of the first quarter, that the useful life of the Scarlino property, plant and equipment should be reduced to the end of the second quarter of 2023. Adjustments to depreciation will be accounted for prospectively.

In September 2022, Venator was the successful bidder in an auction to purchase the La Vallina quarry in Tuscany. Venator successfully completed the purchase of the quarry on January 19, 2023. If our Scarlino facility remains operational and we receive the required approvals from regional authorities to operate the quarry as a landfill, at a future point the La Vallina quarry could be used as a landfill to provide longer-term disposal capacity for gypsum we produce at the Scarlino site.

Gasum Matter

On November 15, 2022, Gasum LNG Oy initiated an arbitration proceeding seeking the full and immediate payment of a total of €33 million plus interest from October 14, 2022 for all amounts allegedly owed under a natural gas supply agreement that we entered into with Skangas Oy (predecessor to Gasum) in 2015 to supply natural gas to our Pori, Finland manufacturing facility.

Under the agreement, we were required to purchase a minimum annual quantity, subject to a mechanism for making up shortfalls. The minimum annual quantity could be reduced (even to zero) in the event of a "Force Majeure Event." We declared that the fire at our Pori facility in January 2017 was a Force Majeure Event under the agreement, reducing the minimum annual quantity to the actual quantity purchased. Gasum alleged that this Force Majeure Event subsequently ceased to apply after an initial period following the fire and that we were thereafter again obliged to purchase the minimum annual quantities and filed arbitration proceedings seeking declaratory relief to require us to "take or pay" for the minimum annual quantities of natural gas. On August 6, 2021, the arbitration tribunal issued its decision in the matter, ruling that we were obligated to continue to purchase the minimum annual quantity under the supply agreement until termination of the supply agreement, which subsequently occurred on August 31, 2022.

We dispute that any sums are yet due and outstanding other than a €3 million termination fee as of October 13, 2022. In the current arbitration proceeding, each party has nominated one member for the abitral panel, but a chairman has not yet been agreed. We have accrued $35 million related to this matter of which $16 million is current and has been included in accrued liabilities on our consolidated balance sheet at December 31, 2022.

Note 23. Environmental, Health and Safety Matters
Environmental, Health and Safety Capital Expenditures
We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the years ended December 31, 2022, 2021 and 2020, our capital expenditures for EHS matters totaled $14 million, $20 million and $13 million, respectively. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws.
Environmental Liabilities
We accrue liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs, and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are based upon requirements placed upon us by regulators, available facts, existing technology, and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. As of December 31, 2022 and 2021, we had environmental liabilities of $4 million and $10 million, respectively. We may incur additional losses for environmental remediation.
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
Under CERCLA and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred or whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.
Under RCRA in the U.S. and similar state laws, we may be required to remediate contamination originating from waste disposed of at our properties. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal and we have made accruals for related remediation activity. We are aware of soil, groundwater or surface contamination from past operations at some of our sites and have made accruals for related remediation activity, and we may find contamination at other sites in the future.
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
Scarlino Investigation
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum from the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project at Montioni, a nearby former quarry owned and operated by third parties. Venator Italy Srl, the quarry operator and Scarlino site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry. Additional environmental investigations were carried out in the fourth quarter of 2022 and we have requested a meeting with the Prosecutor to discuss the current status of the investigation.
Harrisburg Remediation
We are engaged in source removal and groundwater remediation at our facility in Harrisburg, NC, under a corrective action plan agreed with the North Carolina Department of Environmental Quality. The agreed interim corrective measures include the removal of a settlement lagoon and the relining of lagoons and containment areas prior to risk based remediation of groundwater. We have environmental reserves of $2 million at December 31, 2022 for this remediation obligation however the risk-based remediation of the groundwater following the remediation of the lagoons and containment areas cannot be reliably estimated at this stage, and these costs could be material to our consolidated financial statements.
Calais Remediation
Following the closure of our manufacturing facility in Calais, France we are engaged in a site assessment and a remediation assessment. We have reserves of less than $1 million at December 31, 2022 related to decontamination of structures on the site. We have not otherwise set environmental reserves for this remediation obligation as the risk-based targets for remediation and the extent of any required remediation are yet to be agreed with regulators and cannot be reliably estimated. However, these costs could be material to our consolidated financial statements.
Duisburg Remediation
We are engaged in the assessment of metals in the groundwater and the hydrogeological nature of the groundwater beneath our Duisburg, Germany facility. Following a risk assessment we performed regarding the status of the groundwater body, in February 2023 we informed local residents in accordance with the Federal Soil Protection Act that we had, in cooperation with the City of Duisburg, carried out investigations and analysis which found groundwater contamination with heavy metals at a depth of between approximately seven and twelve meters below ground level. Venator's investigations concluded that the presence of heavy metals in the groundwater was caused prior to our acquisition of the facility in 2014.
We are commencing an assessment of available remediation techniques to determine the technical solution which could be used to treat the impacted groundwater. This assessment will be completed in 2023.
We have reserves of $1 million at December 31, 2022 for investigation into environmental contamination. Any remediation of the plume has not been demonstrated to be required and is not reliably estimable at this stage and will require further technical assessment and regulatory agreement, but these costs could be material to our consolidated financial statements.

Note 24. Other Comprehensive Loss
Other comprehensive loss consisted of the following:

	Foreign currency translation adjustment(1)	Pension and other postretirement benefits adjustments, net of tax(2)	Other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2021	(19)	(306)	(5)	1	(329)	—	(329)
Other comprehensive (loss) income before reclassifications	(37)	40	—	(1)	2	—	2
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(3)	—	13	—	—	13	—	13
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive (loss) income	(37)	53	—	(1)	15	—	15
Ending balance, December 31, 2021	(56)	(253)	(5)	—	(314)	—	(314)
Other comprehensive income (loss) before reclassifications	(92)	11	3	(2)	(80)	—	(80)
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(3)	—	3	—	—	3	—	3
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive (loss) income	(92)	14	3	(2)	(77)	—	(77)
Ending balance, December 31, 2022	$(148)	$(239)	$(2)	$(2)	$(391)	$—	$(391)

(1)Amounts are net of tax of nil each as of January 1, 2021, December 31, 2021 and 2022.
(2)Amounts are net of tax of $50 million as of January 1, 2021, December 31, 2021 and 2022, respectively.
(3)See table below for details about the amounts reclassified from accumulated other comprehensive loss.

	Year ended December 31,		Affected line item in the statement where net income is presented
	2022	2021
Details about Accumulated Other Comprehensive Loss Components:
Amortization of pension and other postretirement benefits:
Actuarial loss	$2	$12	(a)
Prior service cost	1	1	(a)
Total before tax	3	13
Income tax expense	—	—	Income tax (expense) benefit
Total reclassifications for the period, net of tax	$3	$13

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

Sales between segments are generally recognized at external market prices and are eliminated in consolidation. Adjusted EBITDA is presented as a measure of the financial performance of our global business units and for reporting the results of our operating segments. The revenues and adjusted EBITDA for each of the two reportable operating segments are as follows:

	Year ended December 31,
	2022	2021	2020
Revenues:
Titanium Dioxide	$1,597	$1,665	$1,431
Performance Additives	576	547	507
Total	$2,173	$2,212	$1,938
Adjusted EBITDA(1):
Titanium Dioxide	$43	$165	$127
Performance Additives	53	65	55
	96	230	182
Corporate and other	(43)	(50)	(46)
Total	$53	$180	$136
Reconciliation of adjusted EBITDA to net loss:
Interest expense	(76)	(71)	(64)
Interest income	15	12	12
Income tax benefit (expense)	(63)	31	(12)
Depreciation and amortization	(107)	(119)	(114)
Net income attributable to noncontrolling interests	7	3	7
Other adjustments:
Business acquisition and integration expense	(1)	(1)	(1)
Separation (expense) gain, net	(2)	(3)	10
Gain (loss) on disposition of businesses/assets	40	(9)	5
Certain legal expenses/ settlements	81	(5)	(6)
Amortization of pension and postretirement actuarial losses	(2)	(11)	(13)
Net plant incident costs, net	16	(13)	(7)
Restructuring, impairment and plant closing and transition costs	(142)	(68)	(58)
Net loss	$(181)	$(74)	$(105)
Depreciation and Amortization:
Titanium Dioxide	$83	$89	$85
Performance Additives	24	29	26
Corporate and other	—	1	3
Total	$107	$119	$114

	Year ended December 31,
	2022	2021	2020
Capital Expenditures:
Titanium Dioxide	$52	$61	$60
Performance Additives	17	12	9
Total	$69	$73	$69
Total Assets:
Titanium Dioxide	$1,480	$1,614
Performance Additives	195	481
Assets held for sale	198	—
Corporate and other	196	269
Total	$2,069	$2,364

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

	Year ended December 31,
By Geographic Area	2022	2021	2020
Revenues(1):
United States	$622	$511	$476
Germany	189	227	214
Italy	133	129	101
United Kingdom	97	117	105
India	92	76	54
China	91	108	103
Spain	86	92	76
France	79	83	76
Other nations	784	869	733
Total	$2,173	$2,212	$1,938
Long Lived Assets:
Germany	$221	$242
United Kingdom	145	174
Italy	87	147
United States	27	91
Malaysia	68	79
Other nations	92	115
Total	$640	$848

(1)Geographic information for revenues is based upon countries into which product is sold.

VENATOR MATERIALS PLC AND SUBSIDIARIES
Schedule II—Valuation and Qualifying Accounts

		Additions
Description	Balance at beginning of period	Charges to cost and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2022	$5	$—	$—	$(2)	$3
Year ended December 31, 2021	5	—	—	—	5
Year ended December 31, 2020	4	1	—	—	5

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

		Incorporated by Reference
Exhibit Number	Description	Schedule Form	Exhibit	Filing Date
1.1	Amended and Restated Articles of Association of Venator Materials PLC	8-K	3.1	June 19, 2020
2.1	Description of Securities	20-F	2.1	February 22, 2022
2.2	Form of Certificate evidencing Ordinary Shares.	S-1	4.1	June 30, 2017
2.3	Registration Rights Agreement, dated August 8, 2017, by and among Venator Materials PLC, Huntsman International LLC and Huntsman (Holdings) Netherlands B.V.	8-K	10.4	August 11, 2017
2.4	Indenture for 5.75% Senior Notes due 2025.	S-1/A	4.3	July 14, 2017
2.5	Form of 5.75% Senior Note due 2025.	S-1/A	4.3	July 14, 2017
2.6	Supplemental Indenture, dated August 8, 2017, by and among Venator Finance S.à r.l., Venator Materials LLC, the guarantors party thereto and Wilmington Trust, National Association.	8-K	10.8	August 11, 2017
2.7	Indenture, dated as of May 22, 2020, by and among Venator Finance S.à r.l, Venator Materials LLC, the guarantors party thereto and Wilmington Trust, National Association, as trustee and notes collateral agent	8-K	4.1	May 22, 2020
2.8	First Supplemental Indenture, dated as of August 19, 2020, by and among the guarantors party thereto and Wilmington Trust, National Association, as trustee and notes collateral agent	8-K	4.1	August 19, 2020
2.9	Second Supplemental Indenture, dated as of August 19, 2020, by and between the guarantor party thereto and Wilmington Trust, National Association, as trustee and notes collateral agent	8-K	4.2	August 19, 2020
4.1	Separation Agreement dated August 7, 2017, by and among Venator Materials PLC and Huntsman Corporation.	8-K	2.1	August 11, 2017
4.2	Tax Matters Agreement, dated August 7, 2017, by and Among Venator Materials PLC and Huntsman International LLC.	8-K	10.2	August 11, 2017
4.3	ABL Facility Agreement, dated August 8, 2017, by and among Venator Materials LLC, the borrowers party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative and collateral agent.	8-K	10.5	August 11, 2017
4.4	Term Loan Credit Agreement, dated August 8, 2017, by and among Venator Materials PLC, Venator Finance S.à r.l. and Venator Materials LLC, as borrowers, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative and collateral agent.	8-K	10.6	August 11, 2017
4.5	First Incremental Amendment to Revolving Credit Agreement, dated as of June 20, 2019, by and among Venator Materials PLC, the borrowers and guarantors party thereto, the incremental lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.	8-K	10.1	June 24, 2019
4.6	Purchase Agreement, dated May 8, 2020, by and among Venator Finance S.à r.l, Venator Materials LLC, the guarantors party thereto and J.P. Morgan Securities LLC, as representative of the initial purchasers listed in Schedule I thereto	8-K	10.1	May 8, 2020
4.7	Amended and Restated Venator Materials 2017 Stock Incentive Plan	8-K	10.1	June 19, 2020

4.8	Amendment and Restatement Agreement, dated as of October 15, 2021, by and among Venator Materials PLC, the borrowers and guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, which amends and restates that certain Revolving Credit Agreement, dated as of August 8, 2017 (as amended, restated, amended and restated, supplemented and/or otherwise modified prior to October 15, 2021)	6-K	10.1	October 21, 2021
4.9	Share Purchase Agreement dated as of November 14, 2022 between Venator Materials PLC and certain of its subsidiaries and Cathay Pigments Holdings Limited	6-K	2.1	November 18, 2022
8.1*	List of Subsidiaries
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act Rules, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act Rules, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certifications by Chief Executive Officer and Chief Financial Officer pursuant to Title 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte & Touche LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page to this Annual Report on Form 20-F, formatted in Inline XBRL and contained in Exhibit 101
* Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: February 21, 2023

VENATOR MATERIALS PLC

	By:	/s/ Kurt D. Ogden
Kurt D. Ogden
Executive Vice President and Chief Financial Officer